As filed with the Securities and Exchange Commission on March 31, 2014

Registration No. 333-194589

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Weibo Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7/F, Shuohuang Development Plaza,

No. 6 Caihefang Road, Haidian District, Beijing, 100080

People’s Republic of China

+86 10 6061-8000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

+1 (212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Alan Seem, Esq. Shearman & Sterling LLP Five Palo Alto Square, 6th Floor 3000 El Camino Real Palo Alto, California 94306-2155 United States of America +1 (650) 838 3600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(4)
Class A ordinary shares, par value $0.00025 per share(2)(3)	$500,000,000	$64,400

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333- ). Each American depositary share represents Class A ordinary shares.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2014.

                     American Depositary Shares

Weibo Corporation

Representing                     Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Weibo Corporation.

We are offering                      ADSs. Each ADS represents              of our Class A ordinary shares, par value $0.00025 per share. We anticipate the initial public offering price of the ADSs will be between $             and $             per ADS.

Prior to this offering, there has been no public market for our ADSs or our Class A ordinary shares. We intend to list the ADSs on the NASDAQ Global Select Market under the symbol “WB.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors ” beginning on page 17 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent the underwriters sell more than              ADSs, the underwriters have a 30-day option to purchase up to an additional              ADSs from us at the initial public offering price less the underwriting discount.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to three votes and is convertible into one Class A ordinary share. Immediately after the completion of this offering, our parent company SINA Corporation will hold                      Class B ordinary shares, representing             % of our outstanding ordinary shares and             % of our aggregate voting power, assuming the underwriters do not exercise their option to purchase additional ADSs.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2014.

Goldman Sachs (Asia) L.L.C.	Credit Suisse

Morgan Stanley	Piper Jaffray	China Renaissance

Prospectus dated                     , 2014

weibo
A microcosm of Chinese
society and a cultural phenomenon

weibo
Accessed from 190+ countries worldwide
Public
Social
Aggregated
Real-time
Distributed
129+million[1]
Monthly Active Users
70%+[1]
MAUs Accessed
from Mobile
2.8+billion[1]
Monthly Feeds
1. Data for December 2013
2. The bright dots across the globe reflect the locations where Weibo users took actions from their mobile devices to share location information.
The map is based on the cumulative user actions made on Weibo through October 2013. The brightness of a region reflects the number of actions taken by Weibo users with location information.

Viral distribution of a Weibo feed, magnified by tipping points

Center cell: original feed
Four outer cells: reposting by popular followers

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until             , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. By providing an unprecedented and simple way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China.

Since our inception four years ago, Weibo has amassed a large user base in China and in Chinese communities in more than 190 countries. In December 2013, Weibo had 129.1 million monthly active users, or MAUs, and 61.4 million average daily active users, or average DAUs, increasing from 96.7 million MAUs and 45.1 million average DAUs in December 2012, respectively, and 72.9 million MAUs and 25.2 million average DAUs in December 2011, respectively. A microcosm of Chinese society, Weibo has attracted a wide range of users, including ordinary people, celebrities and other public figures, as well as organizations such as media outlets, businesses, government agencies and charities.

Weibo represents a new online experience in China by combining the means of real-time public self-expression with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multimedia or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. The simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream. Over 2.8 billion feeds were shared on Weibo in December 2013, including 2.2 billion feeds with pictures, 81.7 million feeds with short videos and 21.5 million feeds with songs.

Weibo has become a cultural phenomenon in China. Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to amplify their social influence.

In addition to users, Weibo’s ecosystem includes customers and platform partners:

•	Customers. We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers ranging from large companies to small-and-medium enterprises, or SMEs, to individuals. Our performance-based ads allow our customers to reach a targeted audience based on the social interest graphs of our users. In addition, our customers can benefit from the potentially viral effect of their promoted feeds generated from the public and distributed nature of our platform, commonly known as “earned media”.

•	Platform Partners. We have attracted a large number of platform partners, including media outlets and developers of games and other applications. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties and develop products and applications for our platform, enriching the experience of our users while increasing our monetization opportunities.

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format. With a limit of 140 Chinese characters per feed, the high information-density of Chinese characters and users’ ability to personalize content information flow, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Over 70% of our MAUs in December 2013 accessed Weibo from mobile devices at least once during the month. In the fourth quarter of 2013, we had over 120 million check-ins where users recorded their location by using a mobile device to post their location in a feed on Weibo. Mobile revenues accounted for 28.0% of our advertising and marketing revenues in 2013.

We began monetization of our platform in 2012. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from platform partners who develop games for our users to play. We provide most of our services to users free of charge, with VIP membership services. In 2012 and 2013, we generated 77.4% and 78.8% of our revenues from advertising and marketing services, 19.3% and 12.2% from game-related services, and 3.3% and 5.9% from VIP membership services, respectively. While we distinguish between users, customers and platform partners in classifying our products and analyzing our sources of revenues, the same person or organization may simultaneously be included in two or more of the categories.

We have since experienced rapid revenue growth. Our revenues increased from $65.9 million in 2012 to $188.3 million in 2013, while our net loss decreased from $102.5 million to $38.1 million and our negative Adjusted EBITDA decreased from $81.0 million to $6.3 million for the same period. See “Prospectus Summary—Summary Combined and Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation of net loss to Adjusted EBITDA. Due to our limited operating history and evolving monetization model, comparisons of our results of operations from period to period may not be meaningful.

We are a majority-owned subsidiary of SINA and thus a “controlled company” as defined under NASDAQ rules. For so long as SINA owns more than 50% of our total outstanding voting securities, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, and an exemption from the rule that our director nominees must be selected or recommended solely by independent directors. Historically, SINA has provided us with many services essential to our operations and administration, and we have entered into agreements with SINA with respect to various ongoing relationships between us. Our chief executive officer Mr. Gaofei Wang is also a corporate senior vice president of SINA and two directors of our company are also executive officers of SINA. If we have any conflicts of interest with SINA, we may not resolve such conflicts on favorable terms for us because of SINA’s controlling ownership interest in us and the overlapping director and officer positions at both companies. The accompanying combined and consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. See “Our Relationship with Major Shareholders—Our Relationship with SINA” and “Risk Factors—Risks Related to Our Carve-out from SINA and Our Relationship with SINA.”

In April 2013, Alibaba invested $585.8 million through Ali WB Investment Holding Limited, or Ali WB, its wholly owned subsidiary, in our ordinary and preferred shares representing approximately 18% of our then total outstanding shares on a fully diluted basis. Ali WB was granted an option to increase its ownership in our company up to 30% on a fully diluted basis. On March 14, 2014, Ali WB gave us notice that it would fully exercise the option upon the completion of this offering. Upon the completion of this offering, Ali WB will hold         % of our ordinary shares and will have the right to appoint a number of directors in proportion to the percentage of its ownership in our company, which initially will be one director. See “Our Relationship with Major Shareholders—Our Relationship with Alibaba.”

Our Core Attributes

Our priority is to provide the best possible user experience for creating, distributing and discovering Chinese-language content online and to differentiate our social media platform through the scale of our user base and user engagement. We have designed our platform around five core attributes:

•	Public. Content open to everyone.

•	Real-time. Instantly broadcasted.

•	Social. Interactive and engaged.

•	Aggregated. Content from everywhere.

•	Distributed. Broad viral reach.

Public

Any user can choose to follow the feeds of any other user. This asymmetric relationship significantly enriches the content on Weibo, as people not only come to our platform to follow breaking news, live events and original feeds but also participate in public discussions. The asymmetric nature of Weibo also allows feeds to reach users several degrees of followings away. Getting heard by thousands or even millions of people and reaching people one might not have otherwise is a life-changing experience for ordinary people in China. Weibo is also the public forum of choice for many celebrities and other public figures.

Real-time

News breaks on Weibo from ordinary people at the scene of a headline event, from public figures who have a personal announcement to make, and from businesses, government agencies and other organizations that want direct access to a public audience. People use Weibo to follow news and events around the world. Media outlets also use Weibo because it is original, real-time and viral.

Social

People come to Weibo to join in public discussions and see and learn from each other’s comments. Social engagement comes in many forms, as when a user Likes a feed, Comments on a feed with an emoticon or casts a Vote on a particular issue. Users post feeds and repost other users’ feeds many times with comments added. Such live, public, social interaction not only broadens users’ view of the world and shapes their minds but also stimulates new ideas and promotes information sharing among users from all walks of life, even allowing public figures to join in on conversations between ordinary people.

Aggregated

Content on Weibo is contributed by ordinary people, public figures and organizations, including media outlets, government agencies and businesses. Through Weibo Connect, our over 340,000 platform partners enable their users to share content from their websites and applications to Weibo and attract our users back to their properties to access the content. Many media outlets in China, such as CCTV, Hunan Satellite Television Station, Phoenix TV and People’s Daily, frequently use Weibo as a platform to distribute content and engage with audiences. We also work with companies with large online content libraries of videos, songs, mobile applications, books and points of interest (such as restaurants, hotels and theaters), which we call objects, to create Weibo Pages for their content. Organic content creation from our users and content contributed by our platform partners resulted in the sharing of over 2.8 billion feeds on Weibo in December 2013, including 2.2 billion feeds with pictures, 81.7 million feeds with short videos and 21.5 million feeds with songs.

Distributed

We allow content to be easily and virally distributed on our platform and to the properties of our platform partners, as well as to other online and offline media outlets. Our broad distribution reach and the original, real-time and viral nature of Weibo make it a top choice for many public figures, businesses, government agencies and other organizations as their official channel for public communication.

Our Value Proposition to Users

Users are our first priority. Weibo is used in many ways by different users. Some examples include:

•	Ordinary people use Weibo to express their ideas, thoughts and feelings, to participate in public discussions, to keep abreast of local and world news and events and to discover content that matches their interests.

•	Celebrities, opinion leaders and other public figures use Weibo to engage directly with their fans, to make public announcements and publicize social causes they care about. We have over 700,000 verified individual accounts on our platform, including those of actors and actresses, singers, business leaders, athletes and media personalities.

•	Large companies and SMEs use Weibo to create brand awareness, engage with potential and existing customers, launch new products and services, make public announcements and manage customer relationships. More than 400,000 businesses have opened Weibo enterprise accounts, which enable them to create Weibo Pages as landing pages on our platform free of charge. In January 2014, as part of our strategic alliance with Alibaba, we partnered with Alipay to offer a payment solution for businesses and other organizations to facilitate purchases through Weibo.

•	Government agencies use Weibo as an official channel for disseminating timely information and gauging public opinion to improve public services. More than 80,000 government agencies and officials at the local and national levels across China have established Weibo accounts and the total number of their followers exceeded 250 million as of December 2013.

•	Not-for-profit and other organizations use Weibo to recruit and engage with their supporters and to broadcast announcements to the public at large.

Users come to Weibo for many reasons. Below are some examples:

Express Themselves to the World

Users come to Weibo to express, share and publicize their opinions, ideas, photos, activities and other content and comment on feeds from other users. It is an unprecedented experience for people in China to be able to publicly express themselves in real time on a platform with such a vast scale.

Discover Relevant and Rich Content

Users come to Weibo to discover and learn more about what is going on with the people, organizations and topics that interest them. Weibo allows users to search our rich content and filter it into highly personalized information streams by choosing the users, events, topics and subjects that they want to follow.

Stay Current and Connected

Users come to Weibo to stay current on the latest trends and events and connect with other users who share similar interests. On our platform, users can witness and discuss live events in the making, whether through ordinary people providing eyewitness accounts of news events, celebrities sharing their latest experiences with fans, or traditional media using Weibo as a second screen to enhance the overall user experience.

Make a Social Impact

Weibo helps people come together to realize common goals and to accomplish things that they could not accomplish on their own. We sponsor Weibo Charity to help charities and individuals to launch charitable projects, seek fundraising and recruit volunteers for public service.

Engage with Followers

Weibo offers organizations, such as businesses, government agencies, media outlets and schools, the ability to engage and interact with their followers to create commercial and social value. An organization can apply for a Weibo enterprise account to engage with followers. Businesses and other organizations use Professional Pages together with our advertising and marketing services to attract followers, create brand awareness, drive interest generation, convert sales, conduct loyalty marketing and stimulate engagement with potential and existing customers. Weibo has also become an official channel for public communication for other organizations, including government agencies and not-for-profit organizations.

Our Value Proposition to Advertising and Marketing Customers

We have developed a comprehensive database of our users’ social interest graphs as a result of the numerous activities taking place on our platform. With a reach of 129.1 million MAUs as of December 2013, we offer compelling advertising and marketing solutions tailored to the different needs of a variety of customers. Although businesses and organizations can use Weibo to communicate with their followers free of charge, many choose to purchase our advertising and marketing services to reach a broader audience and further promote their brands, products and services. Our advertising and marketing solutions provide our customers with the following benefits:

Targeted

Our customers have the ability to improve the relevance of their advertising based on users’ social interest graphs, which draw upon a variety of factors, including demographics, social relationships and interests. Interests are tracked based on user actions such as Follow, Comment and Like.

Earned Media and Reach

Weibo feeds, whether organic or promoted, have the potential to spread virally due to the public and widely distributed nature of our platform. Our customers are charged for the initial advertising exposure or engagement, and they can further benefit from users down the chain reposting the ads across our platform at no additional cost. This is often referred to as “earned media,” and it has a powerful influence on a user’s interest and purchase decisions when the recommendations come from friends, celebrities and other influential figures.

Native Ads

Native ads allow our customers to communicate in a similar format as organic feeds and capture user attention as users consume information feeds. This solution is particularly mobile friendly and is a key product offering for our advertising and marketing customers.

Engagement

Through enterprise accounts, we give businesses and other organizations the opportunity to engage and build relationships with our users by building Professional Pages. Any verified organization can create a Professional Page from its enterprise account to attract followers, create brand awareness, drive interest generation, convert sales, conduct loyalty marketing and stimulate engagement with potential and existing customers.

Tailored Solutions

We offer a wide range of advertising and marketing solutions for customers ranging from large companies to SMEs to individuals. For large brand advertisers, we offer display ads with wide reach and are currently testing targeted ad solutions as well. For SMEs, we offer promoted feeds to allow them to reach our users with a smaller budget. For individuals, we offer Fans Headline to enable them to more effectively reach their followers.

Performance-Based Solutions

We offer advertising and marketing solutions based on performance-based pricing, such as cost per engagement. Advertising and marketing customers are charged only for the initial exposure or engagement. Thus, any earned media resulting from users reposting the ad allows our customers to achieve a lower effective advertising and marketing cost.

Complementary to Traditional Media

Weibo collaborates with traditional media such as television shows to add a unique, social, online dimension to popular offline content, amplifying a show’s reach and buzz and helping it build a lasting following. Non-TV advertisers may also leverage Weibo’s complementary nature to TV and engage with a show’s audience on Weibo without running expensive TV ads.

Our Value Proposition to Platform Partners

The scale and vibrancy of our platform have attracted a broad range of platform partners, including third-party websites, media outlets and application developers. We offer a set of open application programming interfaces with embedded widgets and development tools that allow our platform partners to share their content to our platform through their users and distribute our content across their properties. Others, like developers, also use our open application programming interfaces to build applications, such as online games integrated on Weibo. As of December 31, 2013, we had over 340,000 platform partners.

We are focused on growing our open platform network by offering and improving the following benefits to our platform partners:

Social Distribution of Content

We enable our platform partners to share their content to our platform, expand their reach and interact with our users through Weibo Connect. We provide platform partners with a set of embedded widgets like “Weibo Log-in” or “Weibo Share” that allow users to log in to our platform partners’ websites or apps using their Weibo accounts and share content from their websites or apps through the social relationships that they have with other users on our platform.

Building with Weibo Content

Our platform partners leverage Weibo content to create or enhance their product and service offerings. For example, online and traditional news media often link to or cite feeds from Weibo as their source of news. As another example, one of our platform partners uses Weibo data to generate reports for brands to help them keep up with current trends in their industry and manage public relations.

Monetization and Payments

We help our platform partners create and enhance their monetization opportunities. We also provide an online payment infrastructure that enables our platform partners to receive payments from our users in an easy-to-use, secure and trusted environment.

Our Strategies

We intend to further enhance Weibo’s value to our users, advertising and marketing customers and platform partners by pursuing the following strategies:

•	Users: We intend to continue to grow our user base and user engagement through improving our mobile functionality to drive the growth of our mobile user base, increasing our penetration in China, especially in less developed lower-tier cities, and improving our user experience and engagement by improving our product functions, offering new products and bringing more content to our platform;

•	Customers: We will increase monetization opportunities through improving our existing advertising and marketing solutions, expanding our customer base especially among SMEs and in additional industries, exploring monetization opportunities in social commerce and growing other services; and

•	Platform Partners: We plan to further expand and improve our open platform through expanding our partner network and improving products and services to our platform partners.

Our Challenges

Our ability to execute our strategies is subject to risks and uncertainties, including those relating to:

•	our ability to maintain and increase our active user base and maintain and increase our level of user engagement;

•	the willingness of our users and platform partners to contribute content that is valued by other users;

•	our ability to generate sustainable revenues from advertising and marketing as well as other services;

•	our ability to compete effectively for users, user engagements and advertising and marketing spending against our competitors;

•	our limited operating history and our ability to increase revenues and achieve profitability;

•	our relationship with SINA and/or Alibaba;

•	our ability to effectively manage our growth;

•	our ability to keep up with the rapid technological changes of the internet industry and manage spam, privacy, security, storage and other technological challenges;

•	China’s complex legal system governing media, the internet, internet content providers and internet advertising and marketing; and

•	the risks associated with our control over our variable interest entity, or VIE, and its subsidiary.

Corporate History and Structure

Our parent, SINA, launched Weibo in August 2009, originally as a microblogging service. In 2010, SINA incorporated a subsidiary, T.CN Corporation, in the Cayman Islands to hold the assets associated with the Weibo business. In 2011, Weibo was upgraded with social networking features and improved open platform architecture to support internally developed and third-party developer applications on our platform. In 2012, T.CN Corporation was renamed Weibo Corporation. In April 2013, Alibaba Group invested $585.8 million through its wholly owned subsidiary, Ali WB, in our ordinary and preferred shares representing approximately 18% of Weibo Corporation’s then total outstanding shares on a fully diluted basis.

Weibo Corporation holds 100% of the equity of Weibo Hong Kong Limited, or Weibo HK, which in turn holds 100% of the equity in Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, our wholly owned subsidiary in China.

We are a holding company, and we conduct our business in China through Weibo Technology and our VIE, Beijing Weimeng Technology Co., Ltd., or Weimeng, and Weimeng’s subsidiary. See “Corporate History and Structure” and “Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Weimeng holds an Internet Content Provision License and other permits that are necessary for operating our business in China. We gained control and became the primary beneficiary of Weimeng in 2010 through a series of contractual arrangements between Weibo Technology and Weimeng and Weimeng’s shareholders.

In December 2013, Weimeng acquired from SINA the entire equity interest in Beijing Weibo Interactive Internet Technology Co., Ltd., or Weibo Interactive, a PRC company engaged in the online game business, for a consideration of $10.1 million.

The following diagram illustrates our corporate structure, including our subsidiaries, our VIE and the VIE’s subsidiary, as of the date of this prospectus:

Equity interest.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement.

(1)	The shareholders of Weimeng are four non-executive PRC employees of our company or SINA, Y. Liu, W. Wang, Y. Lu and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The shareholders of Weimeng are not shareholders of our company.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District, Beijing, 100080, People’s Republic of China. Our telephone number at this address is +86 10 6061-8000. Our registered office in the Cayman Islands is located at the offices of Floor 4, Willow House, Cricket Square, P. O. Box 2804, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.weibo.com. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to             additional ADSs representing             Class A ordinary shares from us.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company” and “our” refer to Weibo Corporation, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its consolidated PRC affiliated entities, Weimeng and Weibo Interactive;

•	“Weibo” refers to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;

•	“SINA” refers to SINA Corporation, our parent company and controlling shareholder;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•	“MAUs” refers to monthly active users, which are Weibo users who logged in and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that some people and organizations may have set up more than one account and some accounts used by organizations are used by many people within the organization;

•	“DAUs” refers to daily active users, which are Weibo users who logged in and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that some people and organizations may have set up more than one account and some accounts used by organizations are used by many people within the organization;

•	“feeds” include both posts and reposts;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.00025 per share; and

•	“ADSs” refers to our American depositary shares, each of which represents Class A ordinary shares.

Renminbi amounts are translated into U.S. dollars at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013, which was RMB6.0537 to $1.00. The noon buying rate on March 21, 2014, was RMB6.2248 to $1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between $ and $ per ADS.

ADSs offered	ADSs

ADSs to Class A ordinary share ratio	Each ADS represents Class A ordinary shares, par value $0.00025 per share.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs representing Class A ordinary shares in full)

Ordinary shares outstanding immediately after this offering	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs representing Class A ordinary shares in full) and Class B ordinary shares

The ADSs	Each ADS represents Class A ordinary shares. The depositary will hold the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

[Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Use of proceeds	We expect that we will receive net proceeds of approximately $ million from this offering, or approximately $ million if the underwriters exercise their option to purchase additional

ADSs from us in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will use approximately $250 million of the net proceeds we receive from this offering to repay loans we owe to SINA, our parent company and controlling shareholder. We intend to use the remainder to invest in technology, infrastructure and product development, to expand sales and marketing efforts, and for working capital and other general corporate purposes. See “Use of Proceeds” for more information.

NASDAQ ticker symbol	WB

Depositary	JPMorgan Chase Bank, N.A.

Lock-up	We, our directors and executive officers, all of our existing shareholders and certain of our option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, including the exercise by Ali WB of its option to acquire additional Class A ordinary shares under the shareholders’ agreement between us, SINA and Ali WB. In addition, through a letter agreement, we have agreed to instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any Class A ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based upon 180,437,706 ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all outstanding preferred shares into 30,046,154 Class A ordinary shares immediately upon the completion of this offering;

•	assumes no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares;

•	excludes Class A ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of $ per share;

•	excludes Class A ordinary shares reserved for future issuances under our 2014 Share Incentive Plan; and

•	includes Class A ordinary shares to be issued to Ali WB, being 20% of the total ordinary shares that Ali WB will purchase pursuant to its option under the shareholders’ agreement between us, SINA and Ali WB. See “Our Relationship with Major Shareholders—Our Relationship with Alibaba—Shareholders’ Agreement.”

Summary Combined and Consolidated Financial Data

The following summary combined and consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and summary combined and consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. You should read this Summary Combined and Consolidated Financial Data section together with our combined and consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our combined and consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands, except for share, per share and per ADS data)
Summary Combined and Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	—	51,049	99,291
Related party Alibaba	—	—	49,135

Total advertising and marketing revenues	—	51,049	148,426
Other revenues	—	14,880	39,887

Total revenues	—	65,929	188,313
Costs and expenses:
Cost of revenues(1)(2)	29,527	46,429	59,891
Sales and marketing(2)	45,048	40,380	63,069
Product development(2)	36,921	71,186	100,740
General and administrative(2)	3,981	5,778	22,517

Total costs and expenses	115,477	163,773	246,217

Loss from operations	(115,477)	(97,844)	(57,904)
Loss from equity method investment	(423)	(1,340)	(1,236)
Remeasurement gain upon obtaining control	—	—	3,116
Interest and other income (expenses), net(3)	(1,750)	(4,853)	(2,884)
Change in fair value of investor option liability	—	—	21,064

Loss before income tax expenses	(117,650)	(104,037)	(37,844)
Income tax expenses (benefits)	—	(1,551)	271

Net loss	(117,650)	(102,486)	(38,115)

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations:
Basic	140,000,000	140,830,822	146,820,108
Diluted	140,000,000	140,830,822	146,820,108
Loss per ordinary share:
Basic	$(0.84)	$(0.73)	$(0.26)
Diluted	$(0.84)	$(0.73)	$(0.26)
Loss per ADS(4):
Basic
Diluted

Supplemental Pro Forma EPS Data:

Pro forma basic and diluted net loss per share:
Numerator:
Net loss			$(38,115)
Numerator for pro forma basic and diluted loss per share			(38,115)
Denominator:
Weighted average number of shares used in calculating basic net loss per share			146,820,108
Pro forma effect of conversion of preference shares			20,030,769
Weighted average number of shares used in calculating pro forma basic and diluted net loss per share			166,850,877
Pro forma basic and diluted net loss per share			$(0.23)

Pro forma as adjusted basic and diluted net loss per share:(5)
Numerator:
Numerator for pro forma basic and diluted loss per share			(38,115)
Pro forma as adjusted effect of excluding interest expense attributed to SINA loans of $250 million			6,708
Pro forma as adjusted effect of excluding change in fair value of investor option liability			(21,064)
Numerator for pro forma as adjusted basic and diluted loss per share			$(52,471)
Denominator:
Weighted average number of shares used in calculating pro forma basic and diluted net loss per share			166,850,877
Pro forma as adjusted effect of the shares to be issued in the offering whose proceeds will be used to extinguish SINA loans of $250 million
Pro forma as adjusted effect of the full exercise of Alibaba option

Weighted average number of shares used in calculating pro forma as adjusted basic and diluted net loss per share

Pro forma as adjusted basic and diluted net loss per share

Non-GAAP Financial Data:(6)
Adjusted Net Loss	(116,648)	(100,649)	(30,824)
Adjusted EBITDA	(107,784)	(80,955)	(6,332)

Notes:

(1)	Including cost of revenues from related party of $0, $3,484 thousand and $0 for the years ended December 31, 2011, 2012 and 2013, respectively.
(2)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands)
Cost of revenues	125	201	4,253
Sales and marketing	182	330	6,150
Product development	467	638	9,209
General and administrative	228	668	11,630

Total	1,002	1,837	31,242

(3)	Including interest expenses on amount due to SINA of $1,567 thousand, $4,923 thousand and $6,708 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.
(4)	Each ADS represents Class A ordinary shares.
(5)	The pro forma as adjusted basic and diluted net loss per share for the year ended December 31, 2013 was on a pro forma as adjusted basis to reflect (1) the issuance of Class A ordinary shares issued in the offering whose proceeds will be used to extinguish SINA loans of $250 million on January 1, 2013, and (2) the issuance of Class A ordinary shares, being 20% of the total number of ordinary shares to be purchased by Ali WB at the beginning of the year pursuant to the exercise of its option upon the closing of this offering at an assumed exercise price of $ per share, which represents a % discount to the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus.
(6)	See “—Non-GAAP Financial Measures.”

	As of December 31,
	2012	2013
		Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in $ thousands)
Summary Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	2,906	246,436	246,436
Short-term investments	119,848	252,342	252,342
Total assets	205,558	606,934	606,934
Amount due to SINA	393,391	267,722	267,722
Investor option liability	—	29,504	29,504
Total liabilities	419,466	370,263	370,263
Mezzanine equity	—	479,612	—
Ordinary shares	36	37	45
Additional paid-in capital	21,781	31,352	510,956
Accumulated deficit	(236,736)	(274,851)	(274,851)
Total shareholders’ equity (deficit)	(213,908)	(242,941)	236,671

Notes:

(1)	The combined and consolidated balance sheet data as of December 31, 2013 are adjusted on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 30,046,154 Class A ordinary shares immediately upon the completion of this offering.
(2)	The combined and consolidated balance sheet data as of December 31, 2013 are adjusted on a pro forma as adjusted basis to give effect to (i) the automatic conversion of all of our outstanding preferred shares into 30,046,154 Class A ordinary shares immediately upon the completion of this offering; (ii) the issuance of Class A ordinary shares, being 20% of the total number of ordinary shares to be purchased by Ali WB pursuant to the exercise of its option upon the closing of this offering at an assumed exercise price of $ per share, which represents a % discount to the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus; and (iii) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures, Adjusted Net Loss and Adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Adjusted Net Loss as net loss excluding stock-based compensation, amortization of intangible assets, change in fair value of investor option liability and remeasurement gain upon obtaining control. We define Adjusted EBITDA as net loss before stock-based compensation, amortization of intangible assets, change in fair value of investor option liability, remeasurement gain upon obtaining control, depreciation expenses, interest expenses and interest income and income taxes expenses (benefits).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including stock-based compensation, amortization of intangible assets, change in fair value of investor option liability, remeasurement gain upon obtaining control, depreciation expenses, interest expenses and interest income and income taxes expenses (benefits). We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Stock-based compensation, amortization of intangible assets, change in fair value of investor option liability and remeasurement gain upon obtaining control have been and may continue to be incurred in our business and are not reflected in the presentation of Adjusted Net Loss. Similarly, stock-based compensation, amortization of intangible assets, change in fair value of investor option liability, remeasurement gain upon obtaining control, depreciation expenses, income taxes (benefits) and interest expenses and interest income, have been and may continue to be incurred in our business and are also not reflected in the presentation of Adjusted EBITDA. Additionally, Adjusted EBITDA does not include capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our Adjusted Net Loss and Adjusted EBITDA in 2011, 2012 and 2013 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands)
Reconciliation of Net Loss to Adjusted Net Loss and Adjusted EBITDA:
Net loss	(117,650)	(102,486)	(38,115)
Stock-based compensation	1,002	1,837	31,242
Amortization of intangible assets	—	—	229
Change in fair value of investor option liability	—	—	(21,064)
Remeasurement gain upon obtaining control	—	—	(3,116)

Adjusted Net Loss (Non-GAAP)	(116,648)	(100,649)	(30,824)
Depreciation expenses	7,323	16,386	21,300
Interest expense, net	1,541	4,859	2,921
Income tax expenses (benefits)	—	(1,551)	271

Adjusted EBITDA (Non-GAAP)	(107,784)	(80,955)	(6,332)

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active user base and the level of user engagement are critical to our success. We had 129.1 million MAUs and 61.4 million average DAUs in December 2013. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds and other advertising and marketing products on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to attract users or increase the frequency of their engagement. A number of user-oriented websites that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

•	we are unable to attract new users to our platform or retain existing ones;

•	users engage with other platforms or activities instead of ours;

•	influential users, such as celebrities and other public figures, media outlets, brands, government agencies and charities, switch to alternative platforms or use other products or services more frequently;

•	we are unable to combat spam or other hostile or inappropriate usage on our platform;

•	there is a decrease in the perceived quality or reliability of the content generated by our users;

•	we fail to introduce new and improved products or services or we introduce new or improved products or services that are not well received by users;

•	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance and prominence of ads displayed on our platform;

•	there are user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; or

•	we do not maintain our brand image or our reputation is damaged.

If we are unable to increase our active user base or user engagement, or if the number of users or their level of engagement declines, this could result in our platform being less attractive to potential new users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in the number of users accessing our platform and a decline in user engagement.

Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users and platform partners. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on Weibo, and that access to rich content is one of the main reasons users visit Weibo. We seek to foster a broader and more engaged user community, and we encourage celebrities, opinion leaders, media outlets, government agencies and others to use our platform to express their views and share content. We also encourage our platform partners to contribute quality content. If users, including influential users such as government agencies and public figures, and our platform partners do not continue to contribute content to Weibo due to policy changes, their use of alternative public communication channels or any other reasons, and we are unable to provide users with interesting, useful and timely content, our user base and user engagement may decline. If we experience a decline in the number of users or the level of user engagement, customers may not view our products and services as attractive for their advertising and marketing expenditures and may reduce their spending with us, which would harm our business and operating results.

We generate a substantial majority of our revenues from advertising and marketing. A decline in our advertising and marketing revenues could harm our business.

Our monetization model is new and evolving. We only started to generate revenues in the first half of 2012 through advertising and marketing and other services, such as game-related services, VIP membership and data analysis. A substantial majority of our revenues are currently generated from customers’ advertising and marketing on Weibo. We generated 77.4% and 78.8% of our revenues from advertising and marketing services in 2012 and 2013, respectively. We cannot guarantee that the monetization strategies we have adopted can generate sustainable revenues and profit. As is common in the industry, our advertising and marketing customers do not have long-term commitments with us. In addition, our major brand customers typically purchase our advertising and marketing services through advertising agencies. Advertising agencies and potential new customers may view our advertising and marketing services as experimental and unproven, and we may need to devote additional time and resources to educate them. Customers also may choose to reach users through our free products instead of our paid advertising and marketing services or through our partner websites and applications. Customers will not continue to do business with us or may only be willing to advertise with us at reduced prices if we do not deliver advertising and marketing services in an effective manner, or if they do not believe that their investment in advertising and marketing with us will generate a competitive return relative to alternative advertising platforms. If we fail to retain existing customers or attract new advertisers and marketing customers to advertise and market on our platform or if we are unable to collect accounts receivable from advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, including Sohu.com, Inc., NetEase, Inc., Tencent Holdings Limited and Phoenix New Media Limited, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content. In addition, as a form of social media featuring social networking services and messaging services, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include mobile applications, such as WhatsApp, Line, Ozone, WeChat, QQ Mobile, Kakao Talk, Yixin, Laiwang, Douban and Momo, and websites, such as renren.com. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce platforms that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services and navigation pages, such as Baidu, Inc. and Qihoo 360 Technology Co., Ltd. We may also face increasing competition from global social media and social networking services, such as Twitter and Facebook. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

We believe that our ability to compete effectively for user traffic and user engagement depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors;

•	the amount, quality and timeliness of content aggregated on Weibo;

•	our ability, and the ability of our competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;

•	the frequency, relevance and relative prominence of the ads displayed by us or our competitors;

•	our ability to establish and maintain relationships with platform partners;

•	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•	our reputation and brand strength relative to our competitors.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, including Sohu, Netease, Tencent, Baidu, Inc. and Youku Tudou Inc. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing budgets. In order to grow our revenues and improve our operating results, we must increase our market share of advertising and marketing spending relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products. In addition, some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising and marketing budgets.

We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors both within and beyond our control, including:

•	the size and composition of our user base relative to those of our competitors;

•	our ad targeting capabilities, and those of our competitors;

•	the breadth and effectiveness of our mobile offerings;

•	the timing and market acceptance of our advertising and marketing products and services, and those of our competitors;

•	our sales and marketing efforts, and those of our competitors;

•	the pricing for our products and services relative to the products and services of our competitors;

•	the reach and effectiveness of our advertising and marketing products and services and those of our competitors; and

•	our reputation and the strength of our brand relative to our competitors.

Significant acquisitions and consolidation by and among our actual and potential competitors may present heightened competitive challenges for our business. Acquisitions of our platform partners by our competitors could result in reduced content and functionality of our products and services. Consolidation may also enable our larger competitors to offer bundled or integrated products that feature alternatives to our platform. Reduced content and functionality of our products and services, or our competitors’ ability to offer bundled or integrated products that compete directly with us, may cause our user base and user engagement to decline and customers to reduce their spending with us.

If we are not able to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects.

The market for social media platforms is relatively new and may not develop as expected, if at all. People who are not our users, customers or platform partners may not understand the value of our products and services and new users, customers or platform partners may initially find our products and services confusing. There may be a perception that our products and services are only useful to users who post, or to influential users with large audiences. Convincing potential new users, customers and platform partners of the value of our products and services is critical to increasing the number of our users, customers and platform partners and to the success of our business. In January 2014, the China Internet Network Information Center, or CNNIC, released a report stating that the number of microblog users in China had declined by 9.2% from 2012 to 2013. Although we have experienced continued user growth as shown by the continued increase of our MAU and DAU for the past two years and some of our peers may have declined user base after a special event driven year of 2012, if microblogging declines in popularity among Chinese internet users, we may be unable to grow our user base or maintain or increase user engagement.

We have a limited operating history. We only launched Weibo in August 2009 and only began to generate revenues in the first half of 2012, which makes it difficult to effectively assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	increase our number of users and the level of user engagement;

•	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

•	convince customers of the benefits of our advertising and marketing services compared to alternative forms of advertising and marketing;

•	develop and deploy new features, products and services for our users, customers and platform partners;

•	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our products and services;

•	attract, retain and motivate talented employees;

•	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users, customers and platform partners about the value of our products and services, if the market for our platform does not develop as we expect or if we fail to address the needs of this market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Since our inception, we have incurred significant net losses. As of December 31, 2013, we had an accumulated deficit of $274.9 million. We believe that our future revenue growth will depend on, among other factors, popularity of social media as well as our ability to attract new users, increase user engagement, establish effective monetization strategies, compete effectively and successfully, and develop new products and services. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expand our business and operations. We also expect to incur substantial costs and expenses as a result of being a stand-alone public company. If we are unable to generate adequate revenues and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability.

We expect to generate a significant portion of our advertising and marketing revenues from our strategic alliance with Alibaba; if we fail to earn these revenues as expected and to maintain our relationship with Alibaba, our results of operations and growth prospects may be materially adversely affected.

In April 2013, we formed a strategic alliance with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba’s e-commerce platforms to better connect and build relationships with our users. Assuming the successful development of new products and business models and the growth of effective traffic, the strategic alliance is expected to generate approximately RMB2.3 billion ($380 million) in advertising and marketing revenues in aggregate for SINA and us from 2013 to 2015, with SINA’s portion not exceeding 15% of such revenues. As a result of these arrangements, we anticipate that a significant percentage of our revenues through 2015 will be attributable to our collaboration with Alibaba. Separately, in connection with Alibaba’s equity investment in us, Alibaba has customary minority shareholder protection rights with respect to certain of our corporate matters. Furthermore, Alibaba has given us notice that it will fully exercise its option to increase its minority ownership interest in us to 30% on a fully diluted basis upon the completion of this offering, and consequently it may appoint a number of directors to our board in proportion to its then minority ownership interest, which initially will be one director. See “Our Relationship with Major Shareholders—Our Relationship with Alibaba.” If we are unable to maintain our strategic alliance relationship with Alibaba, or develop enough new products and business models or attract enough effective traffic to generate the expected revenues from the strategic alliance, our results of operations and growth prospects may be adversely affected.

Our new products, services and initiatives and changes to existing products, services and initiatives could fail to attract users and customers or generate revenues.

Our ability to increase the size and engagement of our user base, attract customers and generate revenues will depend in part on our ability to create and offer successful new products and services. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including technologies with which we have little or no prior development or operating experience. If new or enhanced products or services fail to engage users, customers and platform partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results could be adversely affected. In addition, we may launch strategic initiatives that do not directly generate revenues but which we believe will enhance our attractiveness to users, customers and platform partners. We may not be successful in future efforts to generate revenues from our new products or services. If our strategic initiatives do not enhance our ability to monetize our existing products and services or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenues or recover any associated development costs and our operating results may be adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our business and operations, which will continue to place significant demands on our management, operational and financial resources. However, we have no experience operating as a stand-alone company, and we may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Providing products and services to users may be costly and we expect our expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new features, products and services that require more infrastructure, such as short video functionality. In addition, our costs and expenses, such as our labor-related expenses, product development expenses and sales and marketing expenses, have grown rapidly as we have expanded our business. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our operating results may fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly operating results have fluctuated in the past and will fluctuate in the future. As a result, our past quarterly operating results are not necessarily indicators of future performance. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	our ability to grow our user base and user engagement;

•	fluctuations in spending by our advertising and marketing customers, including as a result of seasonality and extraordinary news events, or other factors;

•	our ability to attract and retain advertising and marketing customers;

•	the occurrence of planned or unplanned significant events, including events that may cause substantial stock-based compensation or other charges;

•	the development and introduction of new products or services or changes in features of existing products or services;

•	the impact of competitors or competitive products and services;

•	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

•	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and

•	changes in Chinese or global business or macroeconomic conditions.

Given our limited operating history and the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. We believe our rapid growth may understate the potential seasonality of our business. As our revenue growth rate slows, we expect that the seasonality in our business may become more pronounced and may in the future cause our operating results to fluctuate. For example, advertising spending is traditionally seasonally strong in the fourth quarter of each year and we believe that this seasonality affects our quarterly results. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in China or globally could result in reductions in advertising revenue, as our advertising and marketing customers reduce their advertising budgets, and other adverse effects that could harm our operating results.

Spam could diminish the user experience on our platform, which could damage our reputation and deter our current and potential users from using our products and services.

“Spam” on Weibo refers to a range of abusive activities that are prohibited by our terms of service and is generally defined as unsolicited actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate feeds, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, adding users to lists, sending unsolicited invitations, reposting feeds and favoriting feeds to inappropriately attract attention. Our terms of service also prohibit the creation of serial or bulk accounts, both manually or using automation, for disruptive or abusive purposes, such as to post spam or to artificially inflate the popularity of users seeking to promote themselves on Weibo. Although we continue to invest resources in reducing spam on Weibo, we expect spammers will continue to seek ways to act inappropriately on our platform. In addition, we expect that increases in the number of users on our platform will result in increased efforts by spammers to misuse our platform. We continuously combat spam, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. Our actions to combat spam require the diversion of significant time and focus of our engineering team from improving our products and services. If we are unable to effectively manage and reduce spam on Weibo, our reputation for delivering relevant content could be damaged, user engagement could decline and our operational costs could increase.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.

We collect personal data from our users in order to better understand our users and their needs and to help our customers target specific demographic groups. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and increase the size of our user base.

Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues are generated in Hong Kong and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services and our business and operating results may be harmed.

Our products and services involve the storage and transmission of users’ and customers’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We experience cyber-attacks of varying degrees on a regular basis, including hacking into our user accounts and redirecting our user traffic to other websites, and we have been able to rectify attacks without significant impact to our operations in the past. Functions that facilitate interactivity with other websites, such as Weibo Connect, which among other things allows users to log in to partner websites using their Weibo identities, could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or customers to disclose sensitive information in order to gain access to our data or our users’ or customers’ data or accounts, or may otherwise obtain access to such data or accounts. Since our users and customers may use their Weibo accounts to establish and maintain online identities, unauthorized communications from Weibo accounts that have been compromised may damage their reputations and brands as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services that could have an adverse effect on our business and operating results. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and customers and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and operating results.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The numbers of daily and monthly active users of Weibo are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continuously combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers, platform partners or investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their spending or resources to Weibo, which could negatively affect our business and operating results.

Our business is highly sensitive to the strength of our brand and market influence, and we may not be able to maintain current or attract new users, customers and platform partners for our products and services if we do not continue to increase the strength of our brand and develop new brands successfully in the marketplace.

Our operational and financial performance is highly dependent on the strength of our brand and market influence. Such dependency will increase further as the number of internet and mobile users as well as the number of market entrants in China grows. In order to retain existing and attract new internet users, customers and platform partners, we may need to substantially increase our expenditures to create and maintain brand awareness and brand loyalty.

In addition, negative coverage in the media of our company could threaten the perception of our brands, and we cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, users, customers and platform partners. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our ADSs may decline.

The monetization of our services may require users to accept promoted advertising in their feeds or private messages, which may affect user experience and cause a decline in user traffic and a delay in our monetization.

Weibo users typically can log in to their personal accounts to view feeds and private messages from accounts that they have selected to follow. Social media and social networking companies have been subject to negative comments, and even lawsuits, for introducing promoted advertising into their users’ information feeds. We started to test promoted products on Weibo at the end of 2012 and have also received user complaints. If we are unable to address user complaints adequately, user experience may be negatively affected, the monetization of our products and services may be delayed and our user base or user engagement may decline, which may adversely impact our operations.

New technologies could block our advertisements, desktop clients and mobile applications and may enable technical measures that could limit our traffic growth and new monetization opportunities.

Technologies have been developed that can disable the display of our advertisements and that provide tools to users to opt out of our advertising products. Most of our revenues are derived from fees paid to us by customers in connection with the display of advertisements to our users. In addition, our traffic growth is significantly dependent on content viewed via mobile devices, such as smartphones and tablets. Technologies and tools for personal computers and mobile devices, such as operating systems, internet browsers, anti-virus software and other applications, as well as mobile application stores could set up technical measures to divert user traffic, require a fee for the download of our products or block our products and services altogether, which could adversely affect our overall traffic and ability to monetize our products and services.

Our business and growth could suffer if we are unable to hire and retain key personnel.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We have incurred and may continue to incur substantial stock-based compensation expenses.

We adopted a 2010 share incentive plan in August 2010 and a 2014 share incentive plan in March 2014. See “Management—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2011, 2012 and 2013, we recorded $1.0 million, $1.8 million and $31.2 million, respectively, in stock-based compensation expenses. After the completion of this offering and during the second quarter of 2014, we plan to use the proceeds we will receive from Alibaba’s exercise of its option to acquire our Class A ordinary shares to repurchase certain shares and vested options held by individuals who provided services to us at the same price as Alibaba’s option exercise price, and we may incur substantial stock-based compensation expenses in connection with such planned repurchase. While the amount of such expenses cannot be quantified at present, such expenses may be substantially more than the amount of stock-based compensation we incurred in previous years. We will continue to grant share-based compensation in the future in order to attract and retain key personnel and employees. As a result, our stock-based compensation expenses may be recurring and continue to be significant, which may have a material adverse effect on our results of operations.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

We may be subject to intellectual property infringement claims or other allegations by third parties for products or services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to and otherwise access games and applications (some of which are developed by third parties) as well as audio, video and other content either on our platform or from other websites through our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content.

With respect to games and applications available on our platform, we have procedures designed to reduce the likelihood of infringement. However, such procedures might not be effective in preventing games and applications, particularly those developed by third parties, from infringing upon other parties’ rights. We may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

User growth and engagement depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.

We make our products and services available across a variety of operating systems and through websites. We are dependent on the interoperability of our products and services with popular devices, desktop and mobile operating systems and web browsers that we do not control, such as Windows, Mac OS, Android, iOS, and others. Any changes in such systems, devices or web browsers that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. Further, if the number of platforms for which we develop our products increases, it will result in an increase in our costs and expenses. In order to deliver high quality products and services, it is important that our products and services work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. In addition, because a majority of our users access our products and services through mobile devices, we are particularly dependent on the interoperability of our products and services with mobile devices and operating systems. We may not be successful in developing relationships with key participants in the mobile industry or in developing products or services that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for our users to access and use our products and services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the internet and thus cause the growth of internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online customers.

Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

One of the reasons people come to Weibo is for real-time information. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses and denial of service, fraud and security attacks. For example, in January 2013 a large number of our users temporarily lost access to their own Weibo Pages due to our failure to properly control software updates and other issues. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

As the number of our users increases and our users generate more content, including photos and videos on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. If our users are unable to access Weibo or we are not able to make information available rapidly on Weibo, or at all, users may become frustrated and seek other channels to obtain the information, and may not return to Weibo or use Weibo as often in the future, or at all. This would negatively impact our ability to attract users and customers and maintain the level of engagement of our users.

We prioritize product innovation and user experience over short-term operating results, which may harm our revenues and operating results.

We encourage employees to quickly develop and help us launch new and innovative features. We focus on improving the user experience for our products and services and on developing new and improved products and services for the customers on our platform. We prioritize innovation and the experience for users and customers on Weibo over short-term operating results. We frequently make product and service decisions that may reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the user experience and performance for customers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case our user growth and user engagement, our relationships with customers and our business and operating results could be harmed. In addition, our focus on the user experience may negatively impact our relationships with our existing or prospective customers. This could result in a loss of customers and platform partners, which would harm our revenues and operating results.

We may face lawsuits or incur liability as a result of content published, made available through, or linked to our social media platform.

As a social media platform, we have faced and will continue to face liability relating to content that is published, made available through, or linked to our platform. In particular, the nature of our business exposes us to claims related to defamation, intellectual property rights, rights of publicity and privacy, illegal content, content regulation and personal injury torts. The law relating to the liability of providers of online products or services for activities of their users remains somewhat unsettled in China. In addition, the public nature of communications on our platform exposes us to risks arising from the creation of impersonation accounts intended to be attributed to our users or customers. We could incur significant costs investigating and defending these claims. If we incur costs or liability as a result of these events, our business, financial condition and operating results could be adversely affected.

We may be subject to litigation for user-generated content provided on our platform, which may be time-consuming and costly to defend.

Our platform is open to the public for posting user-generated content. Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content postings on our platform offensive and take action against us in connection with the posting of such information. As with other companies who provide user-generated content on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as user-generated content becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

We have limited business insurance coverage.

The insurance industry in China is still young and the business insurance products offered in China are limited. We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

We face risks related to health epidemics and natural disasters.

Our business could be adversely affected by the effects of H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, the global spread of H1N1 flu resulted in several confirmed infections and deaths in China. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, SARS or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that H1N1 flu, avian flu, SARS or another outbreak harms the Chinese economy in general and the online advertising industry in particular.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Risks Related to Our Carve-out from SINA and Our Relationship with SINA

We have no experience operating as a stand-alone public company.

We were incorporated in 2010 in the Cayman Islands as a wholly owned subsidiary of SINA. We have no experience conducting our operations as a stand-alone public company. Prior to this offering, SINA has provided us with financial, administrative, sales and marketing, human resources and legal services, and also has provided us with the services of a number of its executives and employees. After we become a stand-alone public company, we expect SINA to continue to provide us with certain support services, but to the extent SINA does not continue to provide us with such support, we will need to create our own support systems. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. While we were a subsidiary of SINA, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes–Oxley Act of 2002. However, as a stand-alone public company, our management will have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our financial information included in this prospectus may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

Prior to the establishment of Weibo Corporation in 2010, the operations of our social media business were carried out by companies owned or controlled by SINA. For all periods presented, our combined and consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows that were directly attributable to our social media business whether held or incurred by SINA or by us. Only those assets and liabilities that are specifically identifiable to our business are included in our combined and consolidated balance sheets. With respect to costs of operations of the social media business, an allocation of certain costs and expenses of SINA were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues, infrastructure usage metrics, labor usage metrics among other things attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because SINA did not account for us, and we did not operate as a stand-alone company for any period prior to the completion of this offering. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. See “Our Relationship with Major Shareholders—Our Relationship with SINA” for our arrangements with SINA and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our combined and consolidated financial statements included elsewhere in this prospectus for our historical cost allocation. In addition, upon becoming a stand-alone public company, we will establish our own financial, administrative and other support systems to replace SINA’s systems, the cost of which could be significantly different from cost allocation with SINA for the same services. Therefore, you should not view our historical results as indicators of our future performance.

We may not continue to receive the same level of support from SINA.

SINA is a leading internet media company in China, and our social media business has benefited significantly from SINA’s strong market position in China and its expertise in both internet and media-related businesses. For example, our advertising and marketing revenues have benefited from SINA’s ability to attract large brand advertisers that are interested in advertising on the internet.

Although we have entered into a series of agreements with SINA relating to our ongoing business partnership and service arrangements with SINA, we cannot assure you we will continue to receive the same level of support from SINA after we become a stand-alone public company. Our current customers and platform partners may react negatively to our carve-out from SINA. This effort may not be successful, which could materially and adversely affect our business.

Our agreements with SINA may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with SINA limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with SINA and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with SINA, we agree during the non-competition period (which will end on the later of (1) five years after the first date when SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifteenth anniversary of the completion of this offering) not to compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the Securities and Exchange Commission, or the SEC, other than the microblogging and social networking business currently operated by us and any business developed by us operating under either the domain names or the brands owned by us as of the date of the agreement. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of social media in China slow down. In addition, pursuant to our master transaction agreement with SINA, we have agreed to indemnify SINA for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from SINA. The allocation of assets and liabilities between SINA and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as SINA continues to control us, we may not be able to bring a legal claim against SINA in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Our sales, marketing and brand promotion have benefited significantly from our association with SINA. Any negative development in SINA’s market position or brand recognition may materially and adversely affect our marketing efforts and the strength of our brand.

We are a subsidiary of SINA and will continue to be an affiliate of SINA after this offering, as SINA is expected to remain our controlling shareholder. We have benefited significantly from our association with SINA in marketing our brand and our platform. For example, we have benefited by providing services to SINA’s clients. We also benefit from SINA’s strong brand recognition in China, which has provided us credibility and a broad marketing reach. If SINA loses its market position, the effectiveness of our marketing efforts through our association with SINA may be materially and adversely affected. In addition, any negative publicity associated with SINA will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand.

SINA will control the outcome of shareholder actions in our company.

Upon completion of this offering, SINA will hold         % of our ordinary shares, representing         % of our total voting power, assuming the underwriters do not exercise their over-allotment option. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

SINA’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, SINA’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, SINA is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If SINA is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of SINA, and may do so in a manner that could vary significantly from that of SINA.

We will be a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because SINA beneficially owns more than 50% of our outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may have conflicts of interest with SINA and, because of SINA’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between SINA and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements with SINA. We have agreed to indemnify SINA with respect to lawsuits and other matters relating to our social media business, including operations of that business when it was a private company and a subsidiary of SINA. These indemnification arrangements could result in our having interests that are adverse to those of SINA, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse SINA for liabilities incurred (including legal defense costs) in connection with any litigation, while SINA will be the party prosecuting or defending the litigation.

•	Non-competition arrangements with SINA. We and SINA have entered into a non-competition agreement under which we agree not to compete with each other’s core business. SINA agrees not to compete with us in a business that is of the same nature as the microblogging and social networking business operated by us as of the date of the agreement. We agree not to compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business operated by us as of the date of the agreement.

•	Employee recruiting and retention. Because both SINA and we are engaged internet-related businesses in China, we may compete with SINA in the hiring of new employees, in particular with respect to media and advertising-related matters. We have a non-solicitation arrangement with SINA that restricts us and SINA from hiring any of each other’s employees.

•	Our board members or executive officers may have conflicts of interest. Our chief executive officer Mr. Gaofei Wang is also a corporate senior vice president of SINA. In addition, we may continue to grant incentive share compensation to SINA’s employees and consultants from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for SINA and us.

•	Sale of shares in our company. SINA may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and SINA find attractive, and which would complement our respective businesses. SINA may decide to take the opportunities itself, which would prevent us from taking advantage of those opportunities.

•	Developing business relationships with SINA’s competitors. So long as SINA remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other online media companies in China. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Although our company is becoming a stand-alone public company, we expect to operate, for as long as SINA is our controlling shareholder, as an affiliate of SINA. SINA may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. SINA’s decisions with respect to us or our business may be resolved in ways that favor SINA and therefore SINA’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content, online advertising services and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Weibo Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Weimeng, our VIE, and its subsidiary based on a series of contractual arrangements by and among Weibo Technology, Weimeng and its shareholders. As a result of these contractual arrangements, we exert control over our VIE and its subsidiary and consolidate or combine their operating results in our financial statements under U.S. GAAP. Our VIE holds the licenses, approvals and key assets that are essential for our business operations.

In the opinion of our PRC counsel, TransAsia Lawyers, our current ownership structure, the ownership structure of our PRC subsidiary and our VIE, and the contractual arrangements among our PRC subsidiary, our VIE and its shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of our VIE, revoking our business licenses or the business licenses of our VIE, requiring us to restructure our ownership structure or operations, and requiring us or our VIE to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our VIE, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIE and its shareholders to control and operate its business. These contractual arrangements are intended to provide us with effective control over the VIE and its subsidiary and allow us to obtain economic benefits from them. See “Corporate History and Structure—Contractual Arrangements with Weimeng” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIE as direct ownership. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by our VIE and its subsidiary. As a result, we may be unable to consolidate our VIE and its subsidiary in our combined and consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

Shareholders of our VIE may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with our VIE and its shareholders, which may in turn materially and adversely affect our business and financial condition.

Our VIE’s shareholders are non-executive PRC employees of our company or SINA and do not hold any equity interest in our company. Although each of these shareholders has authorized Weibo Technology to exercise all of his voting powers in the VIE, and we may replace any of these shareholders at any time pursuant to the share transfer agreements, we cannot assure you that these shareholders will act in the best interest of our company should any conflict arise. If they were to act in bad faith towards us, we may have to take legal actions to enforce their contractual obligations, which may be expensive, time-consuming and disruptive to our operations. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIE and its subsidiary that are important to the operation of our business if our VIE or its subsidiary declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets that are important to our business operations, including the Internet Content Provision License, the Online Culture Operating Permit and domain names. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve the VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiary undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, the VIE and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the

PRC tax authorities could require that the VIE adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing the VIE’s tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting the VIE to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our results of operations may be adversely affected if our VIE’s tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, the VIE and the VIE’s subsidiary are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the VIE and the VIE’s subsidiary are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the holders of such chops at our VIE failed to employ them in accordance with the terms of the various VIE-related agreements or removed them from the premises, the operation of the VIE could be significantly and adversely impacted.

Risks Relating to Doing Business in China

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on our platform.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, impairs the national dignity of China, is reactionary, obscene, superstitious, fraudulent or defamatory, or otherwise violates PRC laws and regulations. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the website.

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

Although we attempt to monitor the content posted by users on our platform, we are not able to effectively control or restrict content (including comments as well as pictures, videos and other multimedia content) generated or placed on our platform by our users. In March 2012, we had to disable the Comment feature on our platform for three days to clean up feeds related to certain rumors. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such information on our platform. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. In addition, the

Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to a three-year prison sentence on internet users who fabricate or knowingly share defamatory false information online. The implementation of this newly promulgated judicial interpretation may have a significant and adverse effect on the traffic of our platform and discourage the creation of user generated content, which in turn may impact the results of our operations and ultimately the trading price of our ADSs. Although our active user base has increased over the past several years, regulation and censorship of information disseminated over the internet in China may adversely affect our user experience and reduce users’ engagement and activities on our platform as well as adversely affect our ability to attract new users to our platform. Any and all of these adverse impacts may ultimately materially and adversely affect our business and results of operations.

We are required to verify the identities of all of our users who post on Weibo, but have not been able to do so, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of the registrations in which user identity information was provided were rejected because they do not match the Chinese government database.

We have made significant efforts to comply with the user verification requirements. However, for reasons including existing user behaviors, the nature of the microblogging product and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo. While the rules are not clear regarding the type and extent of penalties that may be imposed on non-compliant microblogging service providers, we are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo, termination of Weibo operations or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on the trading price of our ADSs.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign and domestic companies operating in China are required to seek approval from the Office of the State for Cipher Code Administration, the Chinese encryption regulatory authority, for the commercial encryption products they use. Companies operating in China are allowed to use only commercial cipher code products approved by this authority and are prohibited to use self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by this authority. Additional rules became effective in 2006 regulating many aspects of commercial cipher code products in detail, including development, production and sales.

Because these regulations do not specify what constitutes a cipher code product, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register or apply for permits for our current or future encryption software. If the PRC authorities request that we register our encryption software or change our current encryption software to an approved cipher code product produced by an appointed producer, it could disrupt our business operations.

Regulations on virtual currency may adversely affect our game operations revenues.

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on our platform. The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. Although we believe we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case these regulations could have an adverse effect on our game-related revenues.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.

The PRC government extensively regulates the internet industry, including the licensing and permit requirements pertaining to companies in this industry. Internet-related laws and regulations in China are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations in certain circumstances.

Our VIE holds the Internet Content Provision License and the Online Culture Operating Permit that are necessary for operating our current business in China. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. The VIE is currently in the process of applying for an internet publishing permit. See “PRC Regulation—Regulations on Online Game Operations and Cultural Products.” In addition, companies engaging in internet broadcasting activities must first obtain an audio/video program transmission license. See “PRC Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Currently, all the audio/video programs posted on our website are delivered through third-party websites. The VIE is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. The VIE plans to apply for an internet audio/video program transmission license when feasible to do so. Also, the VIE is in the process of applying for an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. See “PRC Regulation—Regulations on Value-Added Telecommunications Services.” Further, we may need to apply for an internet news publication license. See “PRC Regulation—Regulations on Internet News Dissemination.” If we fail to obtain such licenses or any additional licenses required by new laws and regulations in a timely manner or at all, we could be subject to liabilities and penalties.

Foreign investment in online game operation is prohibited under PRC law. We currently provide our online game services through our VIE and its subsidiary. However, certain contracts relating to our online game services were entered into between our PRC subsidiary, the VIE and the game developers, under which our PRC subsidiary, together with the VIE, provides certain technical services through our website. Under these agreements, our PRC subsidiary, a foreign-invested enterprise, may be deemed to be providing value-added telecommunication services without the necessary licenses. If so, we may be subject to sanctions, including payment of delinquent taxes and fines, which may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

Furthermore, the operation of online games in China is highly regulated by the PRC government. Once a new online game or a significant enhancement of an existing online game is launched, approval must be obtained from the General Administration of Press and Publication for online publication of the game and the game must be filed with the Ministry of Culture within 30 days after its launch. If the online games operated on our platform failed to obtain or maintain any of the required permits, approvals or registrations or to make any necessary filings on a timely basis, the operator of the relevant game may be subject to various penalties and the operation of the relevant game will be discontinued or limited, which could adversely affect our business.

In addition, due to the increasing popularity and use of the internet, online games and other online services, it is possible that additional laws and regulations may be adopted with respect to the internet, online games or other online services covering issues such as user privacy, pricing, content, copyrights and distribution. The adoption of additional laws or regulations may decrease the growth of the internet, online games or other online services, which could in turn decrease the demand for our products and services and increase our cost of doing business.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary.

We may transfer funds to our PRC subsidiary or finance our PRC subsidiary by means of shareholder loans or capital contributions upon completion of this offering. Any loans from us to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits based on the difference between the registered capital and the investment amount of such subsidiary, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to our PRC subsidiary shall be approved by the Ministry of Commerce or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiary in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in China. Foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of these regulations may result in severe penalties. See “PRC Regulation—Regulations on Foreign Exchange.” Also, the Circular on Issuers concerning Strengthening the Administration of Foreign Exchange Business, which was promulgated by SAFE in 2010, requires banks and local counterparts of SAFE to examine closely the authenticity of the settlement of net proceeds from offshore offerings and whether the net proceeds are settled in the manner described in offering documents. These regulations may significantly limit our ability to transfer the net proceeds from this offering and subsequent offerings or financings to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute profits to us, if our PRC resident shareholders beneficial owners fail to comply with relevant PRC foreign exchange rules.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Offshore Special Purpose Vehicles, often known as Circular 75, was issued by SAFE in 2005. Circular 75 requires PRC residents to register with the local SAFE branch in connection with their establishment or control of any offshore special purpose vehicle for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore special purpose vehicle acquires or controls onshore assets or equity interests held by the PRC residents. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events, including events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments or external guarantees. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the completion of the SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches and may be prohibited from making any distributions to the offshore special purpose company, and the offshore special purpose company may also be prohibited from making additional capital contribution to its subsidiaries in China.

We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 75 and its guidance and will urge relevant shareholders and beneficial owners, upon learning they are PRC residents, to register with the local SAFE branch as required under Circular 75 and its guidance. However, we may not be fully informed of the identities of all our shareholders and beneficial owners who are PRC residents, and as Circular 75 and its related foreign exchange regulations are relatively new and evolving and their interpretation and enforcement involve significant uncertainties, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents have fully complied or will comply with our request to make, obtain or update any applicable registrations or have fully complied or will fully comply with other requirements required by Circular 75 or other related rules in a timely manner. For example, some of our PRC resident employees who participated in our 2010 Share Incentive Plan have excised their option and became our shareholders. These shareholders plan to register with SAFE or its local branch together with our PRC resident employees who participate in our share incentive plans when our company becomes publicly listed in the United States. However, if SAFE or its local branch determine that the registrations under Circular 75 are necessary for these PRC resident shareholders, we cannot assure you that these PRC resident shareholders will successfully obtain SAFE registrations under Circular 75. The failure or inability of such individuals to comply with the registration requirement may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

We and/or our Hong Kong subsidiary may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

The Enterprise Income Tax Law provides that an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax on its global income. Under the implementation rules of the Enterprise Income Tax Law, “de facto management body” is defined as the organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.”

Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, issued by the State Administration of Taxation in 2009, a foreign enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within the PRC. Although the notice states that these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the State Administration of Taxation in determining the tax residence of foreign enterprises.

We believe that neither our company nor our Hong Kong subsidiary is a PRC resident enterprise because neither our company nor our Hong Kong subsidiary meets all of the conditions enumerated. For example, board and shareholders’ resolutions of our company and our Hong Kong subsidiary are adopted in Hong Kong and the minutes and related files are kept in Hong Kong. However, if the PRC tax authorities were to disagree with our position, our company and/or our Hong Kong subsidiary may be subject to PRC enterprise income tax reporting obligations and to a 25% enterprise income tax on our global taxable income, except for our income from dividends received from our PRC subsidiary, which may be exempt from PRC tax. If we and/or our Hong Kong subsidiary are treated as a PRC resident enterprise, the 25% enterprise income tax may adversely affect our ability to satisfy any of our cash needs.

In addition, if we were to be classified as a PRC “resident enterprise” for PRC enterprise income tax purpose, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from the sale of our shares and ADSs may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares and ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident shareholders, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected.

Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

We are a holding company, and we rely principally on dividends and other distributions from our PRC subsidiary for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, our PRC subsidiary may allocate a discretionary portion of its after-tax profits to staff welfare and bonus funds at its discretion. These reserves and funds are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt, the debt instruments may restrict its ability to pay dividends or make other payments to us. We cannot assure you that our PRC subsidiary will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

Distributions made by PRC companies to their offshore parents are generally subject to a 10% withholding tax under the Enterprise Income Tax Law. Pursuant to the Enterprise Income Tax Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate on dividends paid by our PRC subsidiary to our Hong Kong subsidiary would generally be reduced to 5%, provided that our Hong Kong subsidiary is the beneficial owner of the PRC sourced income. Our PRC subsidiary has not obtained approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future as we have not achieved profitability. However, the Notice on How to Understand and Determine the Beneficial Owners in a Tax Agreement, also known as Circular 601, promulgated by the State Administration of Taxation in 2009, provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and similar arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. For this purpose, a conduit company is a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although our PRC subsidiary is wholly owned by our Hong Kong subsidiary, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiary to its parent company in Hong Kong if our Hong Kong subsidiary is regarded as a “conduit company.”

In addition, if Weibo HK were deemed to be a PRC resident enterprise, then dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by Weibo Technology to Weibo Corporation would still be subject to PRC dividend withholding tax and whether such tax, if imposed, would be imposed at a rate of 5% or 10%.

Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and substantially all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our revenues are primarily derived from dividend payments from our subsidiary in China after it receives payments from the VIE under various service and other contractual arrangements. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Discontinuation of preferential tax treatment or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, and will be eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Weibo Technology has not applied for any preferential tax treatments yet due to its cumulative loss, and it may apply for preferential tax treatment as a “software enterprise” when it begins to generate profits. Its qualification as a “software enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. If Weibo Technology fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

Our financial condition and results of operations could be materially and adversely affected if recent value added tax reforms in the PRC become unfavorable to our PRC subsidiary or VIE.

In 2012, China introduced a value added tax, or VAT, to replace the previous 5% business tax. Our PRC subsidiary and the VIE have been subject to VAT at a base rate of 6% since September 1, 2012. The VIE’s subsidiary has been subject to VAT at a base rate of 6% since July 1, 2013. The rules related to VAT are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. Our financial condition and results of operations could be materially and adversely affected if the interpretation and enforcement of these tax rules become materially unfavorable to our PRC subsidiary and VIE.

Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in our share incentive plans will be subject to these regulations when our company becomes publicly listed in the United States. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “PRC Regulation—Regulations on Employee Stock Options Plans.”

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006, or the M&A Rules, the Anti-monopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, or the Security Review Rules, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex. These include requirements in some instances that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The Security Review Rules were formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which was promulgated in 2011. Under these rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The Security Review Rules further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

There is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular 6 to submit such transactions to the Ministry of Commerce for security review. As we have already obtained the “de facto control” over our affiliated PRC entities prior to the effectiveness of these rules, we do not believe we are required to submit our existing contractual arrangements to the Ministry of Commerce for security review.

However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in our PRC subsidiary. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiary’s business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation in December 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In 2011, the State Administration of Taxation released SAT Public Notice (2011) No. 24 to clarify several issues related to Circular 698. According to this notice, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company, and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the jurisdiction where the overseas holding company is a resident.

There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Circular 698 may be determined by the tax authorities to be applicable to previous investments by non-PRC resident investors in our company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

We face certain risks relating to the real properties that we lease.

We primarily lease office space from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

As of the date of this prospectus, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

Our significant deposits in certain banks in China may be at risk if these banks go bankrupt or otherwise do not have the liquidity to pay us during our deposit period.

As of December 31, 2013, we had approximately $496.2 million in cash, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in China and the PCAOB is currently unable to conduct inspections on auditors in China without the approval of the PRC authorities. Therefore, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big 4 PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big 4 accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big 4 PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the full SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts.

While we cannot predict the outcome of the SEC’s review, nor that of any subsequent appeal process, if the Big 4 PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, we may not be able to meet the reporting requirements under the Exchange Act following the listing of our ADSs in the U.S., which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ Global Select Market, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the NASDAQ Global Select Market. Prior to the completion of this offering, there has been no public market for our ADSs or the ordinary shares underlying our ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us or SINA;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In January 2014, CNNIC released a report in Chinese stating that the number of microblog users in China had declined by 9.2% from 2012 to 2013. Because weibo is the Chinese word for “microblog” and Chinese characters do not distinguish between proper nouns (“Weibo” meaning Weibo Corporation) and common nouns (“weibo” meaning microblog), various media sources, including a number of prominent international media, reported that the number of our users had declined by 9.2% from 2012 to 2013. The share price of our parent company SINA fell substantially in the weeks following the CNNIC report. Media reports about our company in the future, whether due to this kind of misunderstanding or for any other reason, could have a material adverse effect on the trading price of our ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                      ADSs (equivalent to                      ordinary shares) outstanding immediately after this offering, or                      ADSs (equivalent to                      ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and our officers, directors and existing shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions, including the exercise by Ali WB of its rights to acquire additional Class A ordinary shares under its shareholders’ agreement with SINA and us. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to three votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. All of the outstanding ordinary shares held by SINA as of the date of this prospectus will be automatically redesignated or converted into Class B ordinary shares immediately prior to the completion of this offering. All other ordinary shares or preferred shares that are outstanding as of the date of this prospectus will be automatically redesignated or converted into Class A ordinary shares immediately prior to the completion of this offering. We intend to maintain the dual-class voting structure after the completion of this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA will own approximately         % of our total issued and outstanding ordinary shares on an as-converted basis and             % of the voting power of our outstanding shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $                     per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of $                     as of December 31, 2013, after giving effect to this offering and the assumed initial public offering price of $                     per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC, unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our assets, which is determined based on the market value of our ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of our ordinary shares and ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our combined and consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for current the taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, TransAsia Lawyers, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Select Market because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (ii) our wholly owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2013 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Ordinary Shares—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	the growth of social media, internet and mobile users and internet and mobile advertising in China;

•	PRC governmental policies relating to media, the internet, internet content providers and online advertising.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $             per ADS, the midpoint of the range shown on the front cover page of this prospectus. A $1.00 change in the assumed initial public offering price of $             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by $             million, or approximately $             million if the underwriters exercise their option to purchase additional ADSs in full, assuming the sale of              ADSs at $             per ADS, the midpoint of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to enhance our brand recognition, retain talented employees by providing them with equity incentives, and obtain additional capital. We will use approximately $250 million of the net proceeds we receive from this offering to repay loans we owe to SINA, our parent company and controlling shareholder. The loans from SINA are repayable upon demand, but there is an understanding between us and SINA that the loans will be repaid after the completion of this offering. The loans accrue interest at prevailing market interest rates by reference to the three-month time deposit rate of the People’s Bank of China, which have ranged from 2.55% to 3.05%. We intend to use the remainder to invest in technology, infrastructure and product development, to expand sales and marketing efforts, and for working capital and other general corporate purposes. Additionally, we may use a portion of the net proceeds to invest in or acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions as of the date of this prospectus. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary.” The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into 30,046,154 Class A ordinary shares upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding preferred shares into 30,046,154 Class A ordinary shares immediately upon the completion of this offering; (2) the issuance of Class A ordinary shares, being 20% of the total number of ordinary shares to be purchased by Ali WB pursuant to the exercise of its option upon the closing of this offering at an assumed exercise price of $ per share, which represents a % discount to the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus; and (3) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our combined and consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in $ thousands, except for share and per share data)
Mezzanine Equity:
Mezzanine equity ($0.00025 par value; 100,000,000 shares authorized, 30,046,154 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	479,612	—	—
Shareholders’ (Deficit)/Equity:
Ordinary shares ($0.00025 par value; 600,000,000 shares authorized, 150,391,552 shares issued and outstanding on an actual basis; 180,437,706 outstanding on a pro forma basis; outstanding on a pro forma as adjusted basis)	37	45
Additional paid-in capital	31,352	510,956
Accumulated other comprehensive income	521	521
Accumulated deficit	(274,851)	(274,851)
Total shareholders’ (deficit) equity	(242,941)	236,671
Total mezzanine equity and shareholders’ equity	236,671	236,671

Notes:

(1)	The combined and consolidated balance sheet data as of December 31, 2013 are adjusted on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 30,046,154 Class A ordinary shares immediately upon the completion of this offering.
(2)	The combined and consolidated balance sheet data as of December 31, 2013 are adjusted on a pro forma as adjusted basis to give effect to (i) the automatic conversion of all of our outstanding preferred shares into 30,046,154 Class A ordinary shares immediately upon the completion of this offering; (ii) the issuance of Class A ordinary shares, being 20% of the total number of ordinary shares to be purchased by Ali WB pursuant to the exercise of its option upon the closing of this offering at an assumed exercise price of $ per share, which represents a % discount to the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus; and (iii) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Our net tangible book value as of December 31, 2013 was approximately $             per ordinary share and $             per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to (1) the issuance of              Class A ordinary shares to Ali WB upon the closing of this offering, being 20% of the total number of ordinary shares to be purchased by Ali WB pursuant to the exercise of its option upon the closing of this offering at an assumed exercise price of $             per share, which represents a             % discount to the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus; and (2) our issuance and sale of                  ADSs in this offering, at an assumed initial public offering price of $             per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $             per ADS. This represents an immediate increase in net tangible book value of $             per ordinary share, or $             per ADS, to existing shareholders and an immediate dilution in net tangible book value of $             per ordinary share, or $             per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per Class A ordinary share is $         and all ADSs are exchanged for Class A ordinary shares:

Assumed initial public offering price per Class A ordinary share	$
Net tangible book value per ordinary share	$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	$

Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares, the issuance of Class A ordinary shares upon Ali WB’s exercising its option in full and this offering, as of December 31, 2013

$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$
Amount of dilution in net tangible book value per ADS to new investors in the offering	$

A $1.00 change in the assumed public offering price of $             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by $             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by $             per ordinary share and per $             ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $             per ordinary share and $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2013, the differences between the shareholders as of December 31, 2013 and the new investors with respect to the number of Class A ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

A $1.00 change in the assumed public offering price of $             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by $            , $            , $             and $            , respectively, assuming the sale of                  ADSs at $            , the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were                      ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $             per ordinary share, and there were                      ordinary shares available for future issuance upon exercise of future grants under our 2014 Share Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017 as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

TransAsia Lawyers, our counsel as to PRC law, has advised us that (1) it would be highly unlikely that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, and (2) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

TransAsia Lawyers has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law. TransAsia Lawyers has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by U.S. courts.

CORPORATE HISTORY AND STRUCTURE

Corporate History

Our parent, SINA, launched Weibo in August 2009, originally as a microblogging service. In 2010, SINA incorporated a subsidiary, T.CN Corporation, in the Cayman Islands to hold the assets associated with the Weibo business. In 2011, Weibo was upgraded with social networking features and improved open-platform architecture to support internally developed and third-party developer applications on our platform. In 2012, T.CN Corporation was renamed Weibo Corporation. In April 2013, Alibaba invested $585.8 million through Ali WB, its wholly owned subsidiary, in our ordinary and preferred shares representing approximately 18% of Weibo Corporation’s then total outstanding shares on a fully diluted basis.

Weibo Corporation holds 100% of the equity of Weibo Hong Kong Limited, or Weibo HK, which in turn holds 100% of the equity in Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, our wholly owned subsidiary in China.

We are a holding company, and we conduct our business in China through Weibo Technology and our VIE, Beijing Weimeng Technology Co., Ltd., or Weimeng, and Weimeng’s subsidiary. See “Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Weimeng holds an Internet Content Provision License and other permits that are necessary for operating our business in China. We gained control and became the primary beneficiary of Weimeng in 2010 through a series of contractual arrangements between Weibo Technology and Weimeng and Weimeng’s shareholders.

In December 2013, Weimeng acquired from SINA the entire equity interest in Beijing Weibo Interactive Internet Technology Co., Ltd., or Weibo Interactive, a PRC company engaged in the online game business, for consideration of $10.1 million.

Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries, our VIE and the VIE’s subsidiary, as of the date of this prospectus:

Equity interest.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement.

(1)	The shareholders of Weimeng are four non-executive PRC employees of our company or SINA, Y. Liu, W. Wang, Y. Lu and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The shareholders of Weimeng are not shareholders of our company.

Contractual Arrangements with Weimeng

The capital investments in Weimeng were funded through Weibo Technology and recorded as interest-free loans to the shareholders of Weimeng. As of the date of this prospectus, the total amount of interest-free loans to the shareholders of Weimeng was RMB55 million ($9 million). Under various contractual agreements, the shareholders of Weimeng are required to transfer their ownership in Weimeng to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of Weimeng are assigned to Weibo Technology. Weibo Technology has the power to appoint all directors and senior management personnel of Weimeng. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with Weimeng, under which Weibo Technology provides technical services and other services to Weimeng in exchange for substantially all of the economic benefits of Weimeng. In addition, the shareholders of Weimeng have pledged their shares in Weimeng as collateral for repayment of loans and payment of fees on technical and other services due to us.

The following is a summary of the agreements with Weimeng:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Weimeng with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In our combined and consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

Share Transfer Agreements. Each shareholder of Weimeng has granted Weibo Technology an option to purchase his shares in Weimeng at a purchase price equal to the amount of capital injection. Weibo Technology may exercise such option at any time until it has acquired all shares of Weimeng, subject to applicable PRC laws. The options will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Loan Repayment Agreements. Each shareholder of Weimeng has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfers. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Agreement on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of Weimeng has authorized Weibo Technology to exercise all his voting power as a shareholder of Weimeng on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Weimeng, including without limitation appointment of directors, transfer, mortgage or dispose of Weimeng’s assets, transfer of any equity interest in Weimeng, and merger, split, dissolution and liquidation of Weimeng. The authorizations are irrevocable and will not expire until Weimeng dissolves.

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreements and for the payment obligations of Weimeng under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. The term of these agreements will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology. In the year ended December 31, 2013, the total amount of service fees that Weibo Technology received from Weimeng under these service agreements and the trademark license agreement was $79.2 million, which was based on the actual cost incurred for providing the services and the cash position and operations of the VIE. Service fees of $0 and $0 were charged for the years ended December 31, 2011 and 2012.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that our arrangements with Weimeng are not in conflict with current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that our transfer pricing structure was not done on an arm’s-length basis and therefore constitutes favorable transfer pricing, they could request that Weimeng adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of Weibo Technology but could adversely affect us by increasing Weimeng’s tax expenses, which could subject Weimeng to late payment fees and other penalties for underpayment of taxes and/or could result in the loss of tax benefits available to Weibo Technology in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

OUR RELATIONSHIP WITH MAJOR SHAREHOLDERS

SINA and Ali WB are currently the two largest shareholders of our company and will remain as our major shareholders after the completion of this offering. Below are summaries of our relationship with these two shareholders.

Our Relationship with SINA

We are a majority-owned subsidiary of SINA. Historically, SINA has provided us with financial, accounting, administrative, sales and marketing, legal and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on proportion of revenues, infrastructure usage and labor usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, administrative, sales and marketing, human resources and legal services functions separate from SINA’s, and we will further establish other support systems of our own or contract with third parties to provide them to us after we become a stand-alone public company. We have entered into agreements with SINA with respect to various ongoing relationships between us. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement and a sales and marketing services agreement. The following are summaries of these agreements and of an intellectual property license agreement that we entered into with SINA in April 2013. For the complete text of these agreements, please see the copies to be included as exhibits to the registration statement filed with the SEC of which this prospectus is a part.

Master Transaction Agreement

The master transaction agreement contains provisions relating to our carve-out from SINA. Pursuant to this agreement, we are responsible for all financial liabilities associated with the current and historical social media business and operations that have been conducted by or transferred to us, and SINA is responsible for financial liabilities associated with all of SINA’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and SINA indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, we have agreed to indemnify SINA against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that SINA provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We also have agreed to indemnify SINA against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to SINA specifically for inclusion in SINA’s annual reports or other SEC filings following the completion of this offering, but only to the extent that the information pertains to us or our business or to the extent SINA provides us prior written notice that the information will be included in its annual reports or other subsequent SEC filings and the liability does not result from the action or inaction of SINA. Similarly, SINA will indemnify us against liabilities arising from misstatements or omissions in its subsequent SEC filings or with respect to information that SINA provided to us specifically for inclusion in this prospectus, the registration statement of which this prospectus forms a part, or our annual reports or other SEC filings following the completion of this offering.

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which this prospectus forms a part, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by SINA and to maintain the same fiscal year as SINA until the first SINA fiscal year-end following the earlier of (1) the first date when SINA no longer owns at least 20% of the voting power of our then outstanding securities and (2) the first date when SINA ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors). We refer to this earlier date as the control ending date. We also have agreed to use our reasonable best efforts to complete our audit and provide SINA with all financial and other information on a timely basis so that SINA may meet its deadlines for its filing of annual and quarterly financial statements.

Under the master transaction agreement, the parties also agree to cooperate in sharing information and data collected from each party’s business operation, including without limitation user information and data relating to user activities. The parties agree not to charge any fees for their cooperation provided under the agreement unless they separately and explicitly agree otherwise.

The master transaction agreement will automatically terminate five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities, provided that the agreement on sharing information and data will terminate on the earlier of (1) the fifteenth anniversary of the commencement of the cooperation period or (2) five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement, the non-competition agreement and the sales and marketing services agreement.

Transitional Services Agreement

Under the transitional services agreement, SINA agrees that, during the service period, as described below, SINA will provide us with various corporate support services, including but not limited to:

•	administrative support;

•	operational management support;

•	legal support;

•	technology support; and

•	provision of office facilities.

SINA also may provide us with additional services that we and SINA may identify from time to time in the future.

The price to be paid for the services provided under the transitional service agreement will be the actual direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the services.

The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the transitional services agreement commences on the date of signing and will end on the expiration of five years thereafter. We may terminate the transitional services agreement with respect to either all or part of the services by giving 90-day prior written notice to SINA and paying a termination fee equal to the direct costs incurred by SINA in connection with its provision of services at the time of the early termination. SINA may terminate this agreement with respect to either all or part of the services by giving us a 90-day prior written notice if SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company.

Non-competition Agreement

Our non-competition agreement with SINA provides for a non-competition period beginning upon the completion of this offering and ending on the later of (1) five years after the first date when SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) fifteenth anniversary of the completion of this offering. This agreement can be terminated early by mutual written consent of the parties.

SINA has agreed not to compete with us during the non-competition period in the business that is of the same nature as the microblogging and social networking business operated by us as of the date of the agreement, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with SINA during the non-competition period in the businesses currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business currently operated by us as of the date of the agreement, except for owning non-controlling equity interest in any company competing with SINA.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither SINA nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Sales and Marketing Services Agreement

Under our sales and marketing services agreement with SINA, we agree that SINA will be our sales and marketing agent within the service period commencing on the date of signing and ending on the earlier of (1) the fifteenth anniversary of the commencement of the service period or (2) five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities.

The fee to be reimbursed for the services provided under this agreement shall be the reasonably allocated direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology support and other overhead costs of the department incurring the direct costs of providing the service.

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including “ ,” “ ” and

“ ,” and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by SINA in case of our breach as provided in the agreement.

SINA’s Registration Rights

SINA has the same registration rights as those that have been granted to Ali WB. See “Our Relationship with Alibaba—Shareholders’ Agreement—Ali WB’s Registration Rights.”

Our Relationship with Alibaba

In April 2013, concurrently with forming a strategic alliance with several of our affiliated entities, Alibaba invested $585.8 million through Ali WB, its wholly owned subsidiary, to purchase our ordinary and preferred shares representing approximately 18% of our then total outstanding shares on a fully diluted basis. The following are summaries of our strategic alliance with Alibaba and major rights that Ali WB has as our shareholder.

Strategic Alliance with Alibaba

In April 2013, we entered into a strategic cooperation agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. Assuming the successful development of new products and business models and the growth of effective traffic, the strategic alliance is expected to generate approximately RMB2.3 billion ($380 million) in advertising and marketing revenues in aggregate for SINA and us from 2013 to 2015, with SINA’s portion not exceeding 15% of the total revenues for each year. The initial term of these agreements is from April 2013 to January 2016. Alibaba has the right to terminate the strategic alliance if SINA (i) no longer holds 50% or more of the voting power in Weibo Corporation, Weibo Technology or Weimeng; (ii) no longer has the right to appoint a majority of the members of the board of directors of Weibo Corporation, Weibo Technology or Weimeng; or (iii) no longer directs the business of Weibo Corporation, Weibo Technology or Weimeng.

Shareholders’ Agreement

Concurrently with Alibaba’s purchase of our ordinary and preferred shares in April 2013, we entered into a shareholders’ agreement with Ali WB and SINA which regulates our shareholders’ rights and obligations after Ali WB became our shareholder, which was amended and restated in March 2014. The following are summaries of certain rights that Ali WB is entitled to under the shareholders’ agreement which will either have an impact on our post-IPO shareholding structure or continue to be valid after the completion of this offering.

Ali WB’s Option. Ali WB has been granted an option to increase its ownership in our company up to 30% on a fully diluted basis (including Class A ordinary shares issued by us in this offering but excluding Class A ordinary shares to be redeemed by our company using the proceeds from exercise of the option by Alibaba) and determined under the treasury method. The purchase price will be the lower of (i) 15% less than the public offering price in this offering, and (ii) a price per ordinary share that implies an equity valuation (exclusive of the purchase price to be paid by Ali WB for these ordinary shares) of $5.5 billion of our company on a fully diluted basis (as determined pursuant to the treasury method in accordance with US GAAP). On March 14, 2014, Ali WB gave us a notice to fully exercise the option upon the completion of this offering. The settlement date of the option exercise will be contemporaneous with the completion of this offering. The number of ordinary shares to be purchased by Ali WB pursuant to this option is                     , being the difference between 30% of our ordinary shares on a fully diluted basis on the date of settlement, including Class A ordinary shares sold in this offering but excluding Class A ordinary shares to be redeemed by our company using the proceeds from exercise of the option by Alibaba, and determined under the treasury method, and the 34,892,308 Class A ordinary shares it will hold immediately prior to the completion of this offering. Of the total number of ordinary shares to be purchased by Ali WB pursuant to this option, 80% will be acquired from SINA and 20% will be issued by us. We intend to use the proceeds from the issuance of ordinary shares to Ali WB upon its option exercise to repurchase certain shares and vested options held by individuals who provided services to us at Alibaba’s option exercise price.

Ali WB’s Right of First Offer. Ali WB has the right of first offer if (1) SINA or any of its wholly owned subsidiaries desires to sell all or any portion of our shares it holds to a third party other than up to 7,000,000 ordinary shares, or (2) any management shareholder desires to sell all or any portion of our shares such shareholder holds to a third party other than up to 20% of the ordinary shares held by such shareholder as of April 29, 2013.

Ali WB’s Board Representation Rights. After Ali WB exercises its option in full, it has the right to appoint a number of directors in proportion to the percentage of its ownership in our company. SINA and Ali WB have entered into a voting agreement to effect the board representation rights. See “—Voting Agreement.”

Voting Agreement

Pursuant to the voting agreement to be entered into by SINA and Ali WB, following the completion of this offering, Ali WB will have the right to appoint or nominate such number of directors as is proportional to the percentage of its ownership in our company on a fully diluted basis (such number of directors to be rounded down the closest integer). Nevertheless, the number of non-independent directors Ali WB is entitled to appoint or nominate shall be no fewer than one director but no greater than the number of directors appointed or nominated by SINA as long as Ali WB holds less our shares than SINA. Ali WB’s board representation rights will terminate in the event that more than 50% of its acquired shares, being the total shares of our company acquired by Ali WB in April 2013 and through the exercise of Ali WB’s option under the shareholders’ agreement, are transferred by Ali WB or its permitted transferees to one or more third parties or are no longer held by Alibaba directly, or indirectly through certain subsidiaries. Ali WB may assign its board representation rights to a qualified new investor to whom Ali WB transfers at least 50% of its acquired shares and who meets the requirements set forth in the shareholders agreement and the directors to be appointed by such new qualified investor must meet qualifications set forth in the voting agreement.

Registration Rights Agreement

We have entered into a registration rights agreement with SINA and Ali WB. Under the registration rights agreement, each of SINA and Ali WB has the right to require us to register the public sale of all the shares owned by them as well as the right to participate in registrations of shares by us or any of our other shareholders. SINA and Ali WB have customary rights under the registration rights agreement, such as no more than two (2) demand registration rights, unlimited piggyback registration rights, shelf registration rights and rights to request us to pay registration expenses and to bear indemnification liability.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected combined and consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and selected combined and consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. You should read this Selected Combined and Consolidated Financial Data section together with our combined and consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands, except for share, per share and per ADS data)
Selected Combined and Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	—	51,049	99,291
Related parties Alibaba	—	—	49,135

Total advertising and marketing revenues	—	51,049	148,426
Other revenues	—	14,880	39,887

Total revenues	—	65,929	188,313
Costs and expenses:
Cost of revenues(1)(2)	29,527	46,429	59,891
Sales and marketing(2)	45,048	40,380	63,069
Product development(2)	36,921	71,186	100,740
General and administrative(2)	3,981	5,778	22,517

Total costs and expenses	115,477	163,773	246,217

Loss from operations	(115,477)	(97,844)	(57,904)
Loss from equity method investment	(423)	(1,340)	(1,236)
Remeasurement gain upon obtaining control	—	—	3,116
Interest and other income (expenses), net(3)	(1,750)	(4,853)	(2,884)
Change in fair value of investor option liability	—	—	21,064

Loss before income tax expenses	(117,650)	(104,037)	(37,844)
Income tax expenses (benefits)	—	(1,551)	271

Net loss	(117,650)	(102,486)	(38,115)

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations:
Basic	140,000,000	140,830,822	146,820,108
Diluted	140,000,000	140,830,822	146,820,108
Loss per ordinary share
Basic	$(0.84)	$(0.73)	$(0.26)
Diluted	$(0.84)	$(0.73)	$(0.26)
Loss per ADS(4)
Basic
Diluted
Non-GAAP Financial Data:(5)
Adjusted Net Loss	(116,648)	(100,649)	(30,824)
Adjusted EBITDA	(107,784)	(80,955)	(6,332)

Notes:

(1)	Including cost of revenues from related party of $0, $3,484 thousand and $0 for the years ended December 31, 2011, 2012 and 2013, respectively.
(2)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands)
Cost of revenues	125	201	4,253
Sales and marketing	182	330	6,150
Product development	467	638	9,209
General and administrative	228	668	11,630

Total	1,002	1,837	31,242

(3)	Including interest expenses on amount due to SINA of $1,567 thousand, $4,923 thousand and $6,708 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.
(4)	Each ADS represents Class A ordinary shares.
(5)	See “Prospectus Summary—Summary Combined and Consolidated Financial Data—Non-GAAP Financial Measures.”

	As of December 31,
	2012	2013
	(in $ thousands)
Selected Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	2,906	246,436
Short-term investments	119,848	252,342
Total assets	205,558	606,934
Amount due to SINA	393,391	267,722
Investor option liability	—	29,504
Total liabilities	419,466	370,263
Mezzanine equity	—	479,612
Ordinary shares	36	37
Additional paid-in capital	21,781	31,352
Accumulated deficit	(236,736)	(274,851)
Total shareholders’ deficit	(213,908)	(242,941)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Combined and Consolidated Financial Data” and our combined and consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. By providing an unprecedented and simple way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China.

Users. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Since our inception in August 2009, we have achieved significant scale. In December 2013, we had 129.1 million MAUs and 61.4 million average DAUs, increasing from 96.7 million MAUs and 45.1 million average DAUs in December 2012, respectively, and 72.9 million MAUs and 25.2 million average DAUs in December 2011, respectively. Over 70% of our MAUs in December 2013 accessed Weibo through mobile devices at least once during the month.

Customers. We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers ranging from large companies to SMEs and individuals. We generate a substantial majority of our revenues from the sale of advertising and marketing services, including primarily the sale of social display ads and to a lesser but increasing extent, promoted feeds and other promoted products. We have developed and are continuously refining our social interest graph recommendation engine, which is based on users’ demographics, social relationships, interests and behavior, in order to achieve greater reach, relevance and engagement and enhance the effectiveness of advertisements on Weibo. For the year ended December 31, 2013, we had approximately 350 key accounts and over 12,800 SME advertising and marketing customers, as compared to more than 260 key accounts for the year ended December 31, 2012.

Platform Partners. The value we create for our users and customers is enhanced by our platform partners, which include media outlets and developers of games and other applications. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties, and develop products and applications on our platform, enriching the experience of our users while increasing our monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, including game developers.

We began monetization of our platform in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through game-related and other services. We generate advertising and marketing revenues primarily from social display ads, which we introduced in 2012, and to a lesser extent, from mobile adapted promoted marketing arrangements such as promoted feeds which we launched in the second quarter of 2013. We have since experienced rapid revenue growth. Our revenues increased from $65.9 million in 2012 to $188.3 million in 2013, while our net loss decreased from $102.5 million to $38.1 million and our negative Adjusted EBITDA decreased from $81.0 million to $6.3 million for the same periods. See “Prospectus Summary—Summary Combined and Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation of net loss to Adjusted EBITDA. Due to our limited operating history and evolving monetization model, comparisons of our results of operations from period to period may not be meaningful and are not indicative of our future trends.

Our Relationship with SINA

We are a majority-owned subsidiary of SINA. Prior to the establishment of our company, our business was carried out by various subsidiaries and VIEs of SINA. Our combined and consolidated financial statements included elsewhere in this prospectus include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to us throughout the periods presented. See “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

Historically, SINA has provided us with financial, administrative, sales and marketing, legal and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on the proportion of revenues, infrastructure usage, labor usage and other factors attributable to our business, and were included in our combined and consolidated financial statements for the periods presented. We have begun to invest in our own financial, administrative, sales and marketing, human resources, and legal functions separate from SINA’s, and we will further establish other support systems of our own after we become a stand-alone public company. SINA will remain our controlling shareholder upon the completion of this offering with         % of our then outstanding ordinary shares. We have entered into agreements with SINA with respect to various ongoing relationships between us. See “Our Relationship with Major Shareholders—Our Relationship with SINA.”

Trends in Our User Metrics

We review a variety of user traffic metrics for our platform, including the following key metrics, to evaluate our business and performance, identify trends affecting our business and make business plans and strategic decisions. We commenced operations in August 2009 and started generating revenues in the first half of 2012 primarily through the sale of advertising and marketing services. Our advertising and marketing revenues are primarily derived from social display ads. Based on our experience, our customers tend to look at the brand strength, market influence, scale of user base and quality of the advertising platform when deciding where to purchase online social display ads. Furthermore, our ability to monetize our user traffic depends to a large degree on how well the demographic profile and social interests of our users fit the audience profile that our customers hope to reach at any given time. Therefore, although our active user base and engagement may ultimately affect our customers’ decisions in using our services, we are unable to gauge the period-to-period growth of our revenues based on any particular user traffic metric.

Monthly Active Users (MAUs). We define MAUs as Weibo users who logged in and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. MAUs are a measure of the size of our active user base.

The following chart shows our MAUs for each of the months indicated.

Monthly Active Users

(in millions, for the calendar month)

Note:	Excludes spam accounts that we have identified.

Daily Active Users (DAUs). We define DAUs as Weibo users who logged in and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day. Average DAUs for a month represent the average of the DAUs for each day during the month. DAUs are a measure of the size of our active user base and user engagement.

The following chart shows our average DAUs for each of the months indicated.

Daily Active Users

(in millions, daily average over the calendar month)

Note:	Excludes spam accounts that we have identified.

We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo. These internal statistics have not been independently verified.

Major Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Popularity of Social Media. We have benefited from the growth in popularity of social media in China and in Chinese communities around the world. However, social media is relatively new, especially in China, and our results of operations will be affected by the extent to which social media continues to grow in popularity and becomes further integrated into people’s everyday lives.

User Growth. Our revenues are ultimately affected by the growth in our active user base, and strategies we pursue to achieve active user growth may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception in August 2009. In general, the proportion of internet users in more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. The term “tier 1 cities” comprises the four cities of Beijing, Shanghai, Guangzhou and Shenzhen, while “tier 2 cities” is commonly understood to include up to two dozen other large cities, mostly in the more developed coastal regions of China. Residents of tier 1 cities are early adopters of new technology and are influential in setting social trends, but this is also true of residents of tier 2 cities compared to residents of lower-tier cities and the rest of the country. Our ability to grow our active user base will depend in part on the success of our strategies to attract more new active users from lower-tier cities and towns in China. As we are at the early stage of monetizing our platform and our monetization model is new and evolving, we are unable to gauge the period-to-period growth of our revenues based on any particular user traffic metric. This is because our advertising and marketing revenues are primarily derived from social display ads which are not directly tied to our user traffic. Based on our experience, our customers tend to look at the brand strength, market influence, scale of our active user base and quality of the advertising platform when deciding where to purchase online social display ads. Furthermore, our ability to monetize our user traffic depends to a large degree on how well the demographic profile and social interests of our users fit the audience profile that our customers hope to reach at any given time.

As the size of our user base increases to an even bigger scale, our user growth rate may decrease. For example, the rate of increase in our MAUs and DAUs from September 2013 to December 2013 was lower than the rate of increase during the corresponding period in 2012. Therefore, our future revenue growth may become increasingly dependent on our ability to increase average revenue per user, or ARPU. We define ARPU as our total advertising and marketing revenues during a given period divided by average MAUs, which is the average of the MAUs of the last month of the prior period and of the current period. Our ARPU increased from $0.01 for the first quarter of 2012 to $0.13, $0.23 and $0.23 for the second, third and fourth quarter of 2012, respectively. Our ARPU increased from $0.18 for the first quarter of 2013 to $0.26, $0.36 and $0.44 for the second, third and fourth quarter, respectively. If we are unable to increase ARPU in the future, our revenue growth, ability to achieve and maintain profitability and financial condition may be materially and adversely affected.

User Engagement. Changes in user engagement could affect our results of operations, especially since we began generating revenues from promoted marketing arrangements in 2013. We need to motivate our users to engage actively with the content on our platform, both to secure an abundant supply of user-generated content for our users and to ensure that we have a broad audience to consume the advertising that we sell. In particular, we need to further increase the use of Weibo on mobile devices, as we expect mobile usage in China and globally to increase at a faster rate than desktop computers usage for the foreseeable future. We plan to continue to enhance our user experience and engagement by improving our product features, offering new products, expanding our content offerings through collaborating with platform partners, and developing and integrating more mobile applications to drive mobile user engagement.

Monetization. We have a very short history of monetizing our platform and we are still exploring the most effective ways of monetization without adversely affecting user experience. Furthermore, social media platforms are still in the early stages of gaining acceptance as an effective means of advertising. Our advertising and marketing revenues will be affected by the number of customers and average spend per customer. We must monitor user engagement and adjust our pricing strategies to maximize the value of our platform for our users and our advertising and marketing customers. We plan to increase monetization of our platform by managing our inventory of advertising resources more effectively, improving the targeting capabilities of our advertising and marketing services, developing new products and formats for adoption by existing and new advertising clients, increasing mobile monetization, and continuing to expand our platform for application developers. We also plan to further diversify our monetization through growing our other services. We started monetizing our platform in 2012 by selling PC-based social display ads initially. We introduced mobile-adapted promoted marketing arrangements such as promoted feeds in the second quarter of 2013. We cannot quantify the extent to which mobile usage of Weibo is substituting for, rather than incremental to, usage of Weibo through PCs, but we generally expect mobile usage to increase at a faster rate than usage through PCs for the foreseeable future. Since we are still at the early stage of monetization, we do not expect increasing use of Weibo on mobile devices would affect our financial performance in the near future. However, over the longer term, if more users use mobile devices to access Weibo in lieu of using PCs, our ability to grow our revenues would be dependent on the successful adoption of our mobile monetization, such as mobile-enabled promoted feeds and mobile games, which we only begun to offer recently.

Competition. We face significant competition both for the time and attention of Chinese internet users and for the advertising spending of companies that market to Chinese businesses and consumers. Social media is relatively new as a means of advertising and we compete for advertising budgets with a wide variety of traditional and new media. We must compete effectively for users and for advertising and marketing customers in order to grow our platform and increase our revenues. We intend to continue to invest in product development, technology infrastructure and our sales and marketing capabilities to address the competition we face.

Products and Services Innovation. Social media is an innovative and fast-changing field, and we must develop innovative products and services that meet the disparate needs of users, advertising and marketing customers and platform partners and roll them out on a timely basis while controlling our product development expenses. We plan to continue to make significant investments in product development and we may invest in or acquire businesses or assets to enhance our products, services and technical capabilities.

Marketing and Brand Promotion. Part of our growth strategy is to attract new users and increase user engagement in less developed lower-tier cities and towns. To execute this strategy, we plan to engage in a variety of marketing and brand promotion campaigns across China, which may cause our sales and marketing expenses to increase significantly in the near future.

Investment in Technology Infrastructure. Our technology infrastructure is critical to providing users, customers and platform partners access to our platform, particularly during major events when activities on our platform increase substantially. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to ensure that technical difficulties do not detract from user experience or deter new users, customers or platform partners from accessing our platform.

Investment in Talent. Our employee headcount has increased significantly since our inception and we expect this trend to continue for the foreseeable future, especially since we will operate as a stand-alone public company after this offering. There is heavy demand in China’s internet industry for talented technical, sales and marketing, management and other personnel with necessary experience and expertise demanded by fast-growing, large-scale internet social media platforms like Weibo. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including stock-based compensation.

Key Components of Results of Operations

Revenues

Advertising and Marketing Revenues. We generate advertising and marketing revenues principally from social display ad arrangements, which we introduced in 2012, and to a lesser extent from promoted marketing arrangements such as promoted feeds, which we introduced in 2013. Social display ad arrangements allow customers to place advertisements on particular areas of Weibo, in particular formats and over particular periods of time, with the fees calculated on the basis of the cost per thousand views, which is known as CPM, or the cost per day, which is known as CPD. Promoted feeds are marketing feeds placed in the information feeds of the users whom our customers target based on our social interest graph recommendation engine. Promoted feeds may be priced on a CPM basis or on the basis of cost per engagement, which is known as CPE. An engagement may include when a user clicks on a link, becomes a follower of the marketing customer’s account, reposts the promoted feed or saves the feed as a favorite. Revenues from our advertising and marketing services accounted for 77.4% and 78.8% of our total revenues in 2012 and 2013, respectively. Revenues from mobile advertising and marketing services accounted for 20.8% and 28.0% of our revenues from our advertising and marketing services in 2012 and 2013, respectively. We had $0 in revenues derived from advertising and marketing services in 2011. Our advertising and marketing revenues are presented net of rebates to advertising agencies.

We expect our advertising and marketing revenues to increase in the foreseeable future as we continue to introduce new advertising and marketing solutions and attract more customers. However, as we are at the early stage of monetizing our platform and our monetization model is new and evolving, we cannot guarantee that the monetization strategies we adopt can generate increasing revenues for us. See “Risk Factors—Risks Related to Our Business—We generate a substantial majority of our revenues from advertising and marketing. A decline in our advertising and marketing revenues could harm our business.”

Other Revenues. We generate other revenues principally from fee-based services. Fee-based services include game-related services, VIP membership and data licensing services. Game-related service fees are generated primarily by the purchase of virtual items by game players on our platform. Players can convert the virtual currency into in-game credits and use them to purchase virtual items to use within games. VIP membership fees consist primarily of monthly or annual subscriptions for VIP membership, which entitles users to certain privileges. Data licensing service fees are fees we charge for licensed access to the data on our platform. We had $0 in revenues derived from other services in 2011. Other revenues accounted for 22.6% and 21.2% of our revenues in 2012 and 2013, respectively.

We expect our other revenues to increase in the foreseeable future as we continue to expand our fee-based services and attract more customers. However, we have a limited operating history in providing these services and we cannot guarantee that these services will result in increasing revenues to us. See “Risk Factors—Risks Related to Our Business—Our new products, services and initiatives and changes to existing products, services and initiatives could fail to attract users and customers or generate revenues.”

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, and general and administrative expenses, including costs and expenses allocated to us from SINA during the presented periods.

Cost of Revenues. Cost of revenues consists mainly of costs associated with the maintenance of our platform, which mainly include bandwidth and other infrastructure costs, labor costs and turnover tax levied on our revenues, part of which were allocated from SINA. We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support user growth and increased activity on our platform. We expect that our cost of revenues will increase for the foreseeable future.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel, marketing and promotional expenses, and expenses allocated to us from SINA relating to sales and marketing. We expect our sales and marketing expenses to increase in the foreseeable future as we plan to engage in more sales and marketing activities to attract new users and customers.

Product Development. Product development expenses consist primarily of payroll-related expenses and infrastructure costs incurred for expenses associated with new product development and product enhancements and expenses allocated to us from SINA relating to product development. We expect our product development expenses to increase in the foreseeable future as we continue to develop new products to attract new users and increase user engagement.

General and Administrative. General and administrative expenses consist primarily of payroll-related expenses, professional service fees, along with expenses allocated to us from SINA relating to general and administrative expenses. We expect our general and administrative expenses to increase in the future as our business grows and we incur increased costs related to operating as a stand-alone public company and complying with our reporting obligations under the U.S. securities laws.

Taxation

We generate the majority of our operating loss from our PRC operations and have recorded income tax provisions (benefits) for the periods presented. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong, Weibo HK, is subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Weibo Technology, Weimeng and Weibo Interactive are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Weibo Technology is qualified as a software enterprise and is entitled to an exemption from the enterprise income tax for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years.

Weibo Technology, Weimeng and Weibo Interactive are also subject to VAT and related surcharges at a combined rate of 6.7%. Weibo Technology and Weimeng have been subject to VAT since September 1, 2012, and Weibo Interactive since July 1, 2013. Previously, these entities had been subject to business tax and related surcharges at a combined rate of 5.6%. Certain of our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 3%.

Dividends paid by our subsidiary in China, Weibo Technology, to our intermediary holding company in Hong Kong, Weibo HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a special exemption. If Weibo HK satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid by Weibo Technology to Weibo HK will be subject to a withholding tax rate of 5% instead. See “Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

If our holding company in the Cayman Islands, Weibo Corporation, were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—We and/or our Hong Kong subsidiary may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If Weibo HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, then dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by Weibo Technology to Weibo Corporation would still be subject to PRC dividend withholding tax and whether such tax, if imposed, would be imposed at a rate of 5% or 10%. See “Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Results of Operations for the Years Ended December 31, 2011, 2012 and 2013

The following table sets forth a summary of our combined and consolidated results of operations for the periods indicated. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. We only began to generate revenues in the first half of 2012, and 2013 was the first year in which we generated revenues for the entire fiscal year. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “Risk Factors—Risks Related to Our Business—We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects.”

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands)
Combined and Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	—	51,049	99,291
Related party Alibaba	—	—	49,135

Total advertising and marketing revenues	—	51,049	148,426
Other revenues	—	14,880	39,887

Total revenues	—	65,929	188,313
Costs and expenses:
Cost of revenues(1)(2)	29,527	46,429	59,891
Sales and marketing(2)	45,048	40,380	63,069
Product development(2)	36,921	71,186	100,740
General and administrative(2)	3,981	5,778	22,517

Total costs and expenses	115,477	163,773	246,217

Loss from operations	(115,477)	(97,844)	(57,904)
Loss from equity method investments	(423)	(1,340)	(1,236)
Remeasurement gain upon obtaining control	—	—	3,116
Interest and other income (expenses), net(3)	(1,750)	(4,853)	(2,884)
Change in fair value of investor option liability	—	—	21,064

Loss before income tax expenses	(117,650)	(104,037)	(37,844)
Income tax expenses (benefits)	—	(1,551)	271

Net loss	(117,650)	(102,486)	(38,115)

Notes:

(1)	Including cost of revenues from related party of $0, $3,484 thousand and $0 for the years ended December 31, 2011, 2012 and 2013, respectively.
(2)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands)
Cost of revenues	125	201	4,253
Sales and marketing	182	330	6,150
Product development	467	638	9,209
General and administrative	228	668	11,630

Total	1,002	1,837	31,242

(3)	Including interest expenses on amount due to SINA of $1,567 thousand, $4,923 thousand and $6,708 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

Revenues

We generate revenues primarily from advertising and marketing services to customers, including social display ad arrangements and to a lesser extent promoted marketing arrangements such as promoted feeds. We also generate other revenues from fee-based services, including game-related services, VIP membership and data licensing.

2013 Compared to 2012

Our revenues increased by 186% from $65.9 million in 2012 to $188.3 million for 2013. The increase in revenues was due to the growth of both advertising and marketing revenues and other revenues with the expansion of our user base and our introduction of new sources of revenues. As we only began to generate revenues in the first half of 2012 and continued to introduce new sources of revenues in subsequent quarters, this comparison is not indicative of future growth rates.

•	Advertising and marketing revenues. Our advertising and marketing revenues increased by 191% from $51.0 million in 2012 to $148.4 million in 2013, primarily due to the increase in revenues from our social display ads, including the revenues from Alibaba relating to the Business Cooperation Agreement dated April 29, 2013. Revenues from social display ads excluding Alibaba increased from $51.0 million in 2012 to $81.6 million in 2013. This increase was driven by the increase in the number of key accounts, who are our social display ad customers excluding Alibaba, from more than 260 in 2012 to approximately 350 in 2013, and the average spending per key account from approximately $195,000 in 2012 to approximately $231,000 in 2013. Advertising sold to Alibaba, accounted for $49.1 million, or 33.1%, of our advertising and marketing revenues in 2013. To a lesser extent, the increase in our advertising and marketing revenues was also due to new forms of marketing services we introduced in 2013 to further monetize our platform, including promoted feeds. In 2013, there were over 12,800 SME customers that purchased promoted marketing arrangements from us. Revenues from mobile advertising and marketing increased from $10.6 million in 2012 to $41.6 million in 2013 due to our introduction of promoted feeds in the second quarter of 2013. Mobile revenues accounted for 66% of FST promoted fee revenues in 2013.

•	Other revenues. Our other revenues increased by 168% from $14.9 million in 2012 to $39.9 million in 2013. The increase was mainly due to relatively low revenues for game-related services and VIP membership in 2012 as we only began to monetize our platform during the first half of 2012. Our revenue from game-related services increased from $12.7 million in 2012 to $22.9 million in 2013 primarily due to an increase in monthly average revenue per paying account from $23.0 in 2012 to $43.3 in 2013. Our revenue from VIP membership increased from $2.2 million in 2012 to $11.1 million in 2013 primarily due to the increase in the number of our VIP members from 0.4 million as of December 31, 2012 to 0.7 million as of December 31, 2013. Our introduction of additional sources of other revenues in 2013 to further monetize our user base and the content on our platform, including data licensing, also contributed to the increase.

2012 Compared to 2011

We began to generate revenues in the first half of 2012.

•	Advertising and marketing revenues. We derived $51.0 million of our advertising and marketing revenues in 2012 from key accounts. We had over 260 key accounts in 2012.

•	Other revenues. We derived substantially all of our other revenues of $14.9 million in 2012 from game-related services and VIP membership.

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, and general and administrative expenses, including costs and expenses allocated to us from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, which mainly include bandwidth and other infrastructure costs, labor costs and turnover tax levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses and salaries, benefits and commissions for our sales and marketing personnel. Product development expenses consist primarily of payroll-related expenses and infrastructure costs incurred for expenses associated with new product development and product enhancements. General and administrative expenses consist primarily of payroll-related expenses and professional service fees.

2013 Compared to 2012

Our costs and expenses increased by 50.3% from $163.8 million in 2012 to $246.2 million in 2013.

•	Cost of Revenues. Our cost of revenues increased by 29.0% from $46.4 million in 2012 to $59.9 million in 2013, primarily due to an increase of $9.1 million in our VAT costs as a result of our higher revenues, an increase of $4.1 million in our stock-based compensation primarily related to the Alibaba transaction (see “—Critical Accounting Policies, Judgments and Estimates”), and an increase in labor costs. The increase was offset in part by a decrease in content licensing fees we paid to third parties.

•	Sales and Marketing. Our sales and marketing expenses increased by 56.2% from $40.4 million in 2012 to $63.1 million in 2013. This increase was primarily due to an increase of $9.7 million to $33.2 million in 2013 in marketing and promotional expenses to promote our products, an increase of $5.8 million in stock-based compensation primarily related to the Alibaba transaction, and an increase of $5.0 million in staff-related expenses related to our sales and marketing personnel resulting primarily from higher wages and other personnel-related costs, including commissions payable to our sales and marketing personnel.

•	Product Development. Our product development expenses increased by 41.5% from $71.2 million in 2012 to $100.7 million in 2013. This increase was primarily due to an increase of $12.4 million in staff-related expenses due to the expansion of our product development team, an increase in stock-based compensation costs of $8.6 million primarily related to the Alibaba transaction and an increase in infrastructure costs of $4.1 million representing data center expenses and other resources used by our product development team.

•	General and Administrative. Our general and administrative expenses increased by 290% from $5.8 million in 2012 to $22.5 million in 2013. The increase was primarily due to an increase of $11.0 million in stock-based compensation primarily related to the Alibaba transaction and an increase of $1.4 million of bad debt provision expenses, primarily resulting from the increase in advertising and marketing revenues.

2012 Compared to 2011

Our costs and expenses increased by 41.8% from $115.5 million in 2011 to $163.8 million in 2012.

•	Cost of Revenues. Cost of revenues increased by 57.2% from $29.5 million in 2011 to $46.4 million in 2012. This increase was primarily due to an increase of $5.7 million in turnover taxes and an increase of $4.4 million in infrastructure costs as well as an increase of $3.5 million in game platform maintenance costs.

•	Sales and Marketing. Our sales and marketing expenses decreased by 10.4% from $45.0 million in 2011 to $40.4 million in 2012. The decrease was primarily due to a decrease in brand promotion and marketing expenses of $17.2 million after Weibo became a more widely known social media platform in China, partially offset by an increase of $9.8 million in staff-related expenses as a result of increased headcount, wages and other personnel-related costs of our sales and marketing personnel to support our monetization efforts.

•	Product Development. Our product development expenses increased by 92.8% from $36.9 million in 2011 to $71.2 million in 2012. The increase was primarily due to an increase of $23.6 million in staff-related expenses as we increased our product development team to support the expansion of our platform, and an increase of $6.6 million in infrastructure costs relating to data center expenses and other resources used by our product development team. The increase was also attributable to the increase of $11.0 million in expenses allocated by SINA.

•	General and Administrative. Our general and administrative expenses increased by 45.2% from $4.0 million in 2011 to $5.8 million in 2012, primarily due to an increase of $0.9 million in our bad debt provision expenses, as we began to monetize in 2012.

Interest and Other Income (Expense), Net

2013 Compared to 2012

Our net interest expense decreased from $4.9 million in 2012 to $2.9 million in 2013, primarily due to an increase of $3.7 million in interest income, which was partially offset by a $1.8 million increase in interest expenses. Interest expenses accrued prior to the Alibaba transaction were waived by SINA on April 29, 2013.

2012 Compared to 2011

Our net interest expense increased by 177% from $1.8 million in 2011 to $4.9 million in 2012 due to the higher interest expense, which arose from a higher average balance of amount due to SINA. Interest expenses accrued prior to the Alibaba transaction were waived by SINA on April 29, 2013.

Change in Fair Value of Investor Option Liability

The change in fair value of investor option liability of $21.1 million in 2013 was primarily due to a decrease in the expected life of the investor option liability.

Selected Quarterly Results of Operations

The following table sets forth our unaudited combined and consolidated selected quarterly results of operations for the four quarters ended December 31, 2013. You should read the following table in conjunction with our audited combined and consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. For factors that may cause our revenue and operating results to vary or fluctuate, please see “Risk Factors—Risks Related to Our Business.”

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in $ thousands)
Combined and Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	18,763	24,811	23,511	32,206
Related party Alibaba	—	5,145	20,151	23,839

Total advertising and marketing revenues	18,763	29,956	43,662	56,045
Other revenues	7,121	7,683	9,704	15,379

Total revenues	25,884	37,639	53,366	71,424
Costs and expenses:
Cost of revenues(1)	11,687	17,438	14,524	16,242
Sales and marketing(1)	8,451	15,005	16,753	22,860
Product development(1)	20,423	29,557	24,629	26,131
General and administrative(1)	1,738	12,556	3,225	4,998

Total costs and expenses	42,299	74,556	59,131	70,231

Income (loss) from operations	(16,415)	(36,917)	(5,765)	1,193
Loss from equity method investment	(654)	(582)	—	—
Remeasurement gain upon obtaining control	—	3,116	—	—
Interest and other income (expenses), net(2)	(1,933)	(1,173)	(139)	361
Change in fair value of investor option liability	—	864	665	19,535

Income (loss) before income tax expenses	(19,002)	(34,692)	(5,239)	21,089
Less: Income tax expenses (benefits)	239	437	66	(471)

Net income (loss)	(19,241)	(35,129)	(5,305)	21,560

Adjusted Net Income (Loss) (Non-GAAP)(3)	(18,400)	(11,197)	(5,101)	3,874

Adjusted EBITDA (Non-GAAP)(3)	(11,464)	(3,823)	252	8,703

Notes:

(1)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in $ thousands)
Cost of revenues	51	3,989	73	140
Sales and marketing	111	5,641	161	237
Product development	190	8,264	310	445
General and administrative	489	10,018	325	798

Total	841	27,912	869	1,620

(2)	Including interest expenses on amount due to SINA of $1,968 thousand, $1,208 thousand, $1,763 thousand and $1,769 thousand, for the three months ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31 2013, respectively.

(3)	See “Prospectus Summary—Summary Combined and Consolidated Financial Data—Non-GAAP Financial Measures.”

We began to generate revenues in the second quarter of 2012 and have experienced rapid growth in revenues since then. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business.

Our continued growth in quarterly revenues for the four quarters in the period from January 1, 2013 to December 31, 2013 was primarily due to the increase in our advertising and marketing revenues, including revenues from Alibaba beginning from the second quarter of 2013. To a lesser extent, the growth in quarterly revenues in the period from January 1, 2013 to December 31, 2013 was also due to our efforts to further monetize our platform through game-related services, VIP membership and data licensing services, especially in the fourth quarter of 2013.

Among the four quarters in 2013, we incurred the highest amount of costs and expenses in the second quarter of 2013 due to our stock-based compensation related to the Alibaba transaction (see “—Critical Accounting Policies, Judgments and Estimates”). Excluding the stock-based compensation, each category of our costs and expenses increased generally in the period from January 1, 2013 to December 31, 2013, primarily due to headcount increase and increased expenditures to support the growth of our business.

The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year. While we are still in the process of preparing our financial statements for the three months ended March 31, 2014, we expect our revenues in this quarter to decrease compared to the three months ended December 31, 2013, primarily due to seasonal trends. As a result, we also expect that we may incur a net loss in the three months ended March 31, 2014 as compared to the net income that we achieved in the previous quarter.

After the completion of this offering and during the second quarter of 2014, we plan to use the proceeds we will receive from Alibaba’s exercise of its option to acquire our Class A ordinary shares to repurchase certain shares and vested options held by individuals who provided services to us at Alibaba’s option exercise price, and we may incur substantial stock-based compensation expenses in connection with such planned repurchase. While the amount of such expenses cannot be quantified at present, such expenses may to be substantially more than the amount of stock-based compensation we incurred in previous years.

Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2011	2012	2013
	(in $ thousands)
Net cash used in operating activities	(99,541)	(103,642)	(9,369)
Net cash used in investing activities	(42,565)	(136,526)	(153,365)
Net cash provided by financing activities	136,291	229,368	406,753

Effect of exchange rate changes on cash and cash equivalents	908	18	(489)
Net increase (decrease) in cash and cash equivalents	(4,907)	(10,782)	243,530
Cash and cash equivalents at the beginning of year/period	18,595	13,688	2,906

Cash and cash equivalents at the end of year/period	13,688	2,906	246,436

As of December 31, 2011, 2012 and 2013, our total cash, cash equivalents and short-term investments was $13.7 million, $122.8 million and $498.8 million, respectively. Our principal sources of liquidity have been loans from our parent company, SINA, cash collected from advertising and marketing services as well as other services beginning in 2012, and the private sale of ordinary and preferred shares to Alibaba in 2013. The substantial increase in our cash, cash equivalents and short-term investments as of December 31, 2013 was primarily attributable to the receipt of proceeds of $585.8 million from the sale of our ordinary and preferred shares in a private placement to Alibaba in April 2013. Of the $498.8 million in cash, cash equivalents and short-term investments that we held as of December 31, 2013, our Cayman Islands holding company held $435.2 million, our Hong Kong subsidiary held $1.5 million, HK$0.05 million ($0.01 million) and RMB7.0 million ($1.2 million), and our affiliated entities within China held RMB369.1 million ($60.9 million), of which RMB55.7 million ($9.2 million) was held by our VIE and its subsidiary.

As of December 31, 2013, we had outstanding interest-bearing loans payable to SINA in the amount of $267.7 million. These loan amounts were advanced by SINA to fund the establishment of our subsidiaries or to provide working capital for the daily operations of our business. The loans are calculated based on actual spending incurred by SINA for the development of the Weibo business at each period end and presented as amount due to SINA in the combined and consolidated balance sheets. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of the People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand, but there is an understanding between us and SINA that the loans will be repaid after the completion of this offering. Repayment of the loans would materially and adversely affect our liquidity, financial position and cash flows. We intend to use the proceeds from this offering to repay the outstanding loans.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2013 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we expect to receive from this offering and the other cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries, which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “PRC Regulation—Regulations on Foreign Exchange.”

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Operating Activities

Net cash used in operating activities in 2013 was $9.4 million. The difference between our net cash used in operating activities and our net loss of $38.1 million in 2013 was primarily due to an increase of $35.9 million in accrued liabilities due to third parties and employees, a decrease of $24.5 million in accounts receivable due from SINA, $21.5 million in depreciation and amortization and an increase of $12.6 million in deferred revenues, partially offset by an increase of $26.9 million and $21.3 million in accounts receivable due from third parties and Alibaba, respectively, and change in fair value of investor option liability of $21.1 million. The increase in accrued liabilities due to third parties and employees primarily arising from the increased amounts due to employees in connection with the Alibaba investment and increased payable for marketing expenses and sales rebates. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business. The increases in deferred revenues and accounts receivable due from Alibaba and third parties were primarily due to the growth of our business.

Net cash used in operating activities for 2012 was $103.6 million. The difference between our net cash used in operating activities and our net loss of $102.5 million during the same period was primarily due to an increase of $26.6 million in accounts receivable due from SINA and an increase of $3.1 million in prepaid expenses and other current assets, partially offset by $16.4 million in depreciation and amortization, an increase of $4.9 million in interest payable on amount due to SINA and an increase of $2.2 million in deferred revenues. The increase in accounts receivable due from SINA was primarily due to our commencing monetization of our platform in 2012. The depreciation and amortization were primarily related to the servers, computers and other office equipment that we purchased for conducting our business. The increase in prepaid expenses and other current assets primarily included prepayments of rental expenses.

Net cash used in operating activities for 2011 was $99.5 million. The difference between our net cash used in operating activities and our net loss of $117.7 million during the same period was primarily due to $7.3 million in depreciation and amortization and increases of $5.1 million in accrued liabilities due to related parties and $3.6 million in accrued liabilities due to third parties and employees, partially offset by an increase of $1.1 million in prepaid expenses and other current assets. The increases in accrued liabilities due to related parties and accrued liabilities due to third parties and employees were primarily due to the relative absence of accrued liabilities at the end of the previous year, which was our first year in existence. The depreciation and amortization was primarily related to the servers, computers and other office equipment that we purchased for conducting our business. The increase in prepaid expenses and other current assets primarily included prepayments of rental expenses.

Investing Activities

Net cash used in investing activities in 2013 was $153.4 million. This was primarily due to the purchase of short-term investments of $250.0 million, purchases of property and equipment of $12.0 million and investment and prepayment in long-term investments of $8.9 million, partially offset by the maturity of short-term investments of $117.6 million.

Net cash used in investing activities for 2012 was $136.5 million. This was due to the purchase of short-term investments of $117.6 million, as well as purchases of property and equipment of $19.0 million.

Net cash used in investing activities for 2011 was $42.6 million due to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities in 2013 was $406.8 million. This primarily consisted of proceeds of $585.8 million received from Alibaba for the sale of our ordinary and preferred shares and funding of $26.6 million from SINA, partially offset by repayment of $159.8 million in loans to SINA and our payments for ordinary shares and repurchased vested options of $45.9 million.

Net cash provided by financing activities for 2012 was $229.4 million. This was primarily due to funding of $233.7 million from SINA for operational purposes, partially offset by payments for ordinary shares and repurchased vested options of $4.3 million.

Net cash provided by financing activities for 2011 was $136.3 million, which mainly was a result of loans from SINA.

The loans from SINA are presented as cash flow from financing activities in our combined and consolidated statements of cash flows.

Capital Expenditures

Our capital expenditures are primarily incurred to purchase servers, computers and other office equipment. Our capital expenditures were $42.6 million in 2011, $19.0 million in 2012 and $12.0 million in 2013. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in $ thousands)
Operating lease commitment	10,226	6,561	3,665	—	—
Purchase commitments	37,165	32,441	4,407	139	178

TOTAL	47,391	39,002	8,072	139	178

Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2016. Our leasing expense was $2.6 million, $6.8 million and $8.8 million in the years ended December 31, 2011, 2012 and 2013, respectively. The majority of the operating lease commitments are from our office lease agreements in China. Purchase commitments primarily include minimum commitments for internet connection and marketing activities.

As of December 31, 2013, we had outstanding interest-bearing loans payable to SINA in the amount of $267.7 million. These loans were advanced by SINA to provide working capital for the daily operations of our business. The loans are repayable upon demand, but there is an understanding between us and SINA that the loans will be repaid after the completion of this offering.

Internal Control over Financial Reporting

We will be subject to reporting obligations under the U.S. securities laws following this offering. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting for the following fiscal year and thereafter. When we were a private company and a subsidiary of SINA, we were required to maintain an effective internal control over financial reporting as part of SINA’s compliance with Section 404 of the Sarbanes-Oxley Act. However, in light of our new status as a public company upon the effectiveness of the registration statement of which this prospectus forms a part, our management will have to evaluate our internal control system independently with new thresholds of materiality and to implement necessary changes to account for that status. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We may incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Holding Company Structure

Weibo Corporation is a holding company with no material operations of its own. We conduct our operations primarily through Weibo Technology, Weimeng and Weibo Interactive, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of ours incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Weibo Technology, Weimeng and Weibo Interactive is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of Weibo Technology, Weimeng and Weibo Interactive may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2013, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $106.6 million. Weibo Technology has never paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Market Risks

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical Accounting Policies, Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP, appearing elsewhere in this prospectus. The preparation of these combined and consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, judgments and assumptions on an on-going basis for taxes.

Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our combined and consolidated financial statements:

Basis of Presentation, Combination and Consolidation

Weibo was founded by our parent company, SINA, in August 2009. Prior to the establishment of Weibo Corporation, the Weibo business was carried out by various subsidiaries and VIEs of SINA. After the establishment of Weibo Corporation, Weibo HK, Weibo Technology and Weimeng, we gradually completed our reorganization in preparation for this offering, including the acquisition of Weibo Interactive from SINA effective in December 2013.

Our business was carried out by various subsidiaries and VIEs of SINA prior to our reorganization, and has been carried out by our own subsidiaries and our VIE and its subsidiary since the reorganization. Since we and

SINA are under common control, our combined and consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to the Weibo business for all periods presented. The assets and liabilities have been stated at historical carrying amounts. In addition, our combined and consolidated financial statements have been prepared as if the current corporate structure, including the transfer of Weibo Interactive in December 2013, had been in existence throughout the periods presented.

Only those assets and liabilities that were specifically identifiable to the Weibo business were included in our combined and consolidated balance sheets. For receivables related to us for which SINA first collects the payments from customers, such amount was recorded as accounts receivable due from SINA, any uncollectible losses arising from the accounts receivable due from SINA will pass through to us. For liabilities related to us for which SINA advanced the funding, such amount was included in the accrued liabilities due to SINA. Our combined and consolidated statements of loss and comprehensive loss consisted of all costs and expenses related to us, including costs and expenses related to us that were allocated from SINA. Allocations from SINA, including amounts allocated to cost of revenues, sales and marketing expenses, product development expenses and general and administrative expenses, were based on a methodology that took into consideration our proportion of the revenues, infrastructure usage and labor usage, among other things, that the management believes to be reasonable. Income tax liability was calculated as if we had filed separate tax returns for all the periods presented.

To comply with PRC laws and regulations, we provide substantially all of our services in China via Weimeng and its subsidiary since our reorganization. Weimeng holds critical operating licenses that enable us to do business in China. Most of our revenues, costs and net income (loss) in China are directly or indirectly generated through our VIE and its subsidiary. We have signed various agreements with our VIE to allow the transfer of economic benefits from our VIE and its subsidiary to us. As a result of these contractual arrangements, we are considered the primary beneficiary of Weimeng and its subsidiary and combine and consolidate their results of operations, assets and liabilities in our financial statements.

Our combined and consolidated financial statements may not be reflective of our results of operations, financial position and cash flows had we been operating as a stand-alone company during those periods. Our historical results for any period presented are not necessarily indicative of the results to be expected for any future period. Although we believe that the assumptions underlying our combined and consolidated financial statements and the allocations made to us are reasonable, our basis of presentation and allocation methodologies required significant assumptions, estimates and judgments. Using a different set of assumptions, estimates and judgments would have materially impacted our financial position and results of operations.

Fair Value Measurements

On April 29, 2013, Ali WB, a wholly owned subsidiary of Alibaba, purchased our preferred and ordinary shares, representing an ownership interest of 18% on a fully diluted basis. As of the date of issuance, the fair value of the preferred shares was $481.0 million. The preferred shares have been classified as mezzanine equity instead of permanent equity in our combined and consolidated financial statements as these preferred shares are redeemable contingent upon the occurrence of a conditional event (i.e., a liquidation event), which is not solely within our control. Because the liquidation event was not probable as of the balance sheet dates, no accretion was recorded to adjust the carrying amount of the preferred shares.

The ordinary shares held by Ali WB were recognized at an initial fair value of $54.2 million as of the date of issuance. A portion of the ordinary shares were purchased by Ali WB directly from our employees and a portion were purchased from us. In order to facilitate the purchase, we issued ordinary shares to Ali WB on the date of issuance and then repurchased the options from our employees reflected the 3.5 million shares sold to Alibaba subsequent to such date. The consideration for both the ordinary shares and vested options were paid to us first and then paid (or to be paid) to our employees subsequently. The employees sold their shares and vested options above the current fair value and the difference between the proceeds received by the employees and the fair value of the ordinary shares or vested options sold was considered to be compensation for their past service in accordance with ASC 718-20. Therefore, stock-based compensation of $27.1 million was recorded for the year ended December 31, 2013.

We also granted an option to Ali WB to enable it to increase its ownership in Weibo Corporation up to 30% on a fully diluted basis at a mutually agreed valuation before the expiration of the call option. The option was recorded at fair value as of the grant date as option liability in the combined and consolidated balance sheets and is marked to market at each reporting period end, which requires an assessment of the probability weight for each exercise scenario.

We utilized the Binomial option pricing model with the assistance from an independent valuation firm to determine the fair value of the option liability. Determination of the estimated fair value requires complex and subjective judgments due to our limited financial and operating history, unique business risks and limited public information on companies in China similar to our business. Changes in these estimates and assumptions could materially impact our financial position and results of operations. Estimates of the volatility for the option pricing model were based on the volatility of ordinary shares of comparable companies. Estimates of expected life were based on the estimated time to liquidation events, and in particular, estimates regarding the timing of a qualified IPO, the likelihood that the Company would undertake a liquidation event other than a qualified IPO, as well as assumptions regarding whether Alibaba would choose to sell off more than 25% of its shares in the Company and, if so, when. Accordingly, the weighted time period for the expiration of the option liability was estimated at 1.4 years. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected life. The key inputs used in option liability valuation as of December 31, 2013 were as follows:

As of December 31, 2013
Expected dividend yield	—
Risk-free interest rate	0.30%
Expected volatility	53%
Expected life (in years)	1.40
Fair value per ordinary share	$14.10

Determination of these unobservable inputs requires complex and subjective judgments due to our limited financial and operating history, unique business risks and limited public information on companies in China similar to our business. Changes in these inputs might result in a significantly higher or lower fair value measurement and materially impact our financial position and results of operations.

Stock-Based Compensation

All stock-based awards to employees and directors, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. We used the Black-Scholes option-pricing model to determine the fair value of share options and account for stock-based compensation expenses using an estimated forfeiture rate at the time of grant, which is revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. We recognize the estimated compensation of service-based restricted share units based on the fair value of our ordinary shares on the date of the grant. Stock-based compensation was recorded net of estimated forfeitures such that expense was recorded only for those stock-based awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.

In 2010, we adopted our 2010 Share Incentive Plan, which permits us to grant stock options, share appreciation rights, restricted share units and restricted shares of Weibo Corporation to employees, directors and consultants of our company and our affiliates. Under the plan, a total of 35,000,000 ordinary shares were initially approved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 shares for every one share issued as restricted shares or pursuant to a restricted shares unit. A summary of our share option grants from before 2011 through December 31, 2013 is presented below:

No.	Date of Tranche	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
			$	$	$	$
1-3	Before 2011	26,793,200	0.36-0.41	0.1546-0.1760	0.36-0.41	—
4	March 28, 2011	1,400,000	0.96	0.4346	0.96	—
5	June 17, 2011	401,240	1.58	0.7202	1.58	—
6	July 27, 2011	77,900	1.80	0.8380	1.80	—
7	January 8, 2012	266,000	3.34	1.6416	3.34	—
8	April 4, 2012	602,000	3.35	1.6853	3.35	—
9	April 4, 2012	35,000	3.35	1.5134	3.35	—
10	July 20, 2012	596,381	3.36	1.6656	3.36	—
11	November 30, 2012	675,300	3.30	1.6363	3.30	—
12	January 1, 2013	233,500	3.25	1.6136	3.25	—
13	January 17, 2013	180,000	3.25	1.3193	3.25	—
14	January 17, 2013	1,020,000	3.25	1.5927	3.25	—
15	March 12, 2013	182,000	3.43	1.6976	3.43	—
16	April 12, 2013	588,578	3.45	4.9431	7.33	2,280,740
17	June 27, 2013	148,400	3.50	8.9159	11.63	1,206,492
18	October 8, 2013	726,600	3.50	9.4419	12.29	6,383,181
19	December 30, 2013	292,858	3.50	11.1685	14.10	3,105,466

Total		34,218,957				12,975,879

On November 8, 2013, we granted 800,000 restricted share units. The fair value of our ordinary shares on the grant date was $13.19.

The assumptions used to value our option grants were as follows:

	Year Ended December 31,
	2011	2012	2013
Stock options:
Expected term (in years)	4.8	3.5–4.8	3.5–4.8
Expected volatility	52%–55%	60%–63%	54%–61%
Risk-free interest rate	1.1%–1.8%	0.4%–0.8%	0.5%–1.2%
Expected dividend yield	—	—	—

The fair value of each option grant is estimated on the date of grant. The following table summarizes assumptions used in the fair value estimates on the dates indicated.

No.	Date of Tranche	Expected Volatility(1)	Risk-Free Interest Rate (Per Annum)(2)	Expected Dividend Yield(3)	Expected Term (in Years)(4)	Expected Forfeiture Rate(5)
1-3	Before 2011	50.44%-50.83%	0.84%-1.08%	—	4.76	5.60%
4	March 28, 2011	52.130%	1.76%	—	4.76	8.20%
5	June 17, 2011	53.590%	1.11%	—	4.76	8.20%
6	July 27, 2011	54.900%	1.14%	—	4.76	8.20%
7	January 8, 2012	59.510%	0.63%	—	4.76	4.70%
8	April 4, 2012	60.910%	0.79%	—	4.76	4.70%
9	April 4, 2012	62.960%	0.79%	—	3.50	0.00%
10	July 20, 2012	60.450%	0.44%	—	4.76	4.70%
11	November 30, 2012	60.400%	0.48%	—	4.76	4.70%
12	January 1, 2013	60.300%	0.59%	—	4.76	4.20%
13	January 17, 2013	56.020%	0.59%	—	3.50	0.00%
14	January 17, 2013	60.570%	0.59%	—	4.58	4.20%
15	March 12, 2013	59.980%	0.65%	—	4.76	4.20%
16	April 12, 2013	59.850%	0.52%	—	4.76	4.20%
17	June 27, 2013	59.000%	1.02%	—	4.76	4.20%
18	October 8, 2013	55.190%	1.07%	—	4.76	4.20%
19	December 30, 2013	53.580%	1.24%	—	4.76	4.20%

Notes:

(1)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiration of the term.
(2)	We estimated the risk-free interest rate based on the U.S. Treasury zero-coupon bonds with maturity terms similar to the expected term on the stock-based awards.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	Expected term (in years) represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. We used the simplified method to calculate the expected term.
(5)	Expected forfeiture rate is estimated based on historical employee turnover rate after each option grant.

For the purpose of determining the estimated fair value of our share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of stock-based compensation we recognize in our combined and consolidated financial statements. Since we did not have a trading history for our shares sufficient to calculate our own historical volatility, the expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar business.

Fair Value of Our Ordinary Shares

We, with the assistance of our independent valuation firm, evaluated the use of two generally accepted valuation approaches. We used the income approach if a revenue model had been established, the market approach if information from comparable companies had been available, or a weighted blend of these two approaches if more than one is applicable, to estimate our enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for our option liability to Alibaba. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

Before April 2013, the market approach was primarily used to determine the fair value of our ordinary shares. We selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks.

The market approach was applied by developing relevant multiples for the comparative companies that relate value to underlying revenue, earnings, or cash flow variables, and then applying these multiples to the comparable underlying revenue, earnings, or cash flow variable for us. The value multiples can be derived from guideline publicly traded company transactions or guideline transactions of private companies.

For periods beyond April 2013, the income approach was applied since our revenue model had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as our business developed.

The income approach involves applying the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in China’s social media industry. The revenues and cost assumptions we used are consistent with our long-range business plan and market conditions in the online advertising industry. We also had to make complex and subjective judgments regarding our unique business risks, the liquidity of our shares and our limited operating history and future prospects at the time of each grant. Other assumptions we used in deriving the fair value of our equity included:

•	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and in the online advertising industry in China;

•	no material changes will occur in the current taxation law in China and the applicable tax rates will remain unchanged;

•	exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	our future growth will not be constrained by lack of funding;

•	we have the ability to retain competent management and key personnel to support our on-going operations; and

•	industry trends and market conditions for the advertising and related industries will not deviate significantly from current forecasts.

Our cash flows were discounted to present value using discount rates that reflect the risks we perceived as being associated with achieving the forecasts and were based on the estimate of our weighted average cost of capital, or WACC, on the grant date. The WACCs were derived by using the capital asset pricing model, a method that market participants commonly use to price securities. Under the capital asset pricing model, the discount rate was determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, small size premium, country risk premium and company specific premium. Using this method, we determined the appropriate WACC as of September 30, 2012, April 29, 2013, June 30, 2013, September 30, 2013 and December 31, 2013 was 18.5%, 17%, 17%, 17% and 16%, respectively. The risks associated with achieving our forecasts were appropriately assessed as company specific premium when we determined the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different.

Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. The method treats ordinary and preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares.

The strike prices of the “options” based on the characteristics of our capital structure, including number of shares of each class of equity, seniority levels, liquidation preferences, and conversion values for the preferred equity.

The option-pricing method also involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility of 50% to 63% was determined by using the mean of volatility of the comparable companies as of the grant date. Had we used different estimates of liquidity event timing and volatility, the allocations between preferred and ordinary shares would have been different. In evaluating comparable companies, we determined they should:

•	operate in the same or similar businesses;

•	have a trading history comparable to the remaining life of our share options as of each valuation date; and

•	either have operations in China, as we operate primarily in China, or are listed companies with similar businesses in the United States, as we plan to become a public company in the United States.

We also applied a discount for lack of marketability to reflect the fact that, at the time of the grants, we were a closely held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Finnerty Put Option model. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The following table sets forth the fair value of our ordinary shares and preferred shares estimated at different times with the assistance from an independent valuation firm.

Date of Valuation	Fair Value Per Share ($)	Discount of Lack of Marketability (DLOM)	Discount Rate
September 30, 2012 (ordinary shares)	3.300	34%	18.5%
April 29, 2013 (ordinary shares)	11.189	21%	17%
June 30, 2013 (ordinary shares)	11.633	20%	17%
September 30, 2013 (ordinary shares)	12.285	20%	17%
December 31, 2013 (ordinary shares)	14.104	10%	16%
April 29, 2013 (preferred shares)	16.001	10.5%	17%
June 30, 2013 (preferred shares)	16.298	10%	17%
September 30, 2013 (preferred shares)	16.837	10%	17%
December 31, 2013 (preferred shares)	17.336	5%	16%

The determined fair value of the ordinary shares increased from $3.30 per share as of September 30, 2012 to $11.19 per share as of April 29, 2013. We believe the change in the fair value of our ordinary shares was primarily attributable to the development of the Weibo business in relation to the expansion of revenue-generating activities. Moreover, the increase of the fair value of our ordinary shares also relate to the strategic alliance with affiliated entities of Alibaba. Under such agreement, we and Alibaba are expected to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Change in the fair value of our ordinary shares from $11.19 per share as of April 29, 2013 to $14.10 per share as of December 31, 2013 was primarily due to the growth of our company over the last three quarters of 2013, including increases in our MAU and DAU numbers, our improved financial performance, and the successful introduction of new products in 2013 such as performance-based ads and data licensing services. The fair value of our ordinary shares increased to $3.34 per share as of December 31, 2011 due to the significant increase of active users and plan for commercial launch of our Weibo platform.

Revenue Recognition

Advertising and Marketing Revenues. Our advertising and marketing revenues are derived principally from online advertising and marketing, including social display ads and promoted marketing.

Social Display Ad Arrangements. Social display ad arrangements allow customers to place advertisements on particular areas of our platform in particular formats, which are displayed over particular periods of time, which is typically no more than three months. We recognize social display ad arrangements based on the number of times that the advertisements have been displayed on a CPM basis. Our social display ads may also be charged on a CPD basis, under which we recognize revenues ratably over the contract periods.

Promoted Marketing Arrangements. Promoted marketing arrangements are primarily priced on a CPM or a CPE basis. An engagement may include when a user clicks on a link, becomes a follower of the marketing customer account, reposts the promoted feed or marks the feed as a favorite. Under the CPM model, customers are obligated to pay when the advertisement is displayed, while under the CPE model, customers are obligated to pay based on the number of engagements with the marketing feed.

Revenues are recognized only when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. The majority of our revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative selling price for revenue recognition purposes. We have adopted the new revenue recognition policy on multiple-deliverable revenue arrangements, which requires the arrangement consideration to be allocated to all deliverables at the inception of the arrangement on the following basis: (a) vendor-specific objective evidence of the selling price, if it exists; otherwise, (b) third-party evidence of the selling price. If neither (a) nor (b) exists, then we must use (c) our best estimate of the selling price of the deliverable. Currently, we primarily use vendor-specific objective evidence to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, our best estimate of the selling price is used, which has taken into consideration the pricing of advertising areas of our platform with similar popularity and advertisements with similar format and quoted prices from competitors and other market conditions. We recognize revenues on the elements delivered and defer the recognition of revenues for the undelivered elements until the remaining obligations have been satisfied.

Other Revenues

We generate other service revenues principally from fee-based services, including game-related services, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Game-Related Services. Game-related revenues are generated from the purchase of virtual items by game players through our platform. We collect payments from the game players in connection with the sale of virtual currency, which will later be converted by the game players into in-game credits (game tokens) that can be used to purchase virtual items in online games. We remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

We have determined that the game developers are the primary obligors for the game-related services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. We view the game developers to be our customers, and our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues. Accordingly, we record game-related revenues net of predetermined revenue-sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual currencies net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

Game-related revenues recognition involves management judgments, such as the determination of the principal in providing game-related services and estimating the consumption period of in-game credits. We assess the estimated consumption period periodically, taking into consideration the actual consumption information, types of virtual items offered in the game and user behavior patterns, including average recharge interval and estimated user relationship on the game. Using different assumptions to calculate the revenue recognition of game-related revenues may cause the results to be significantly different. Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the user behavior pattern.

VIP Membership. VIP membership is a service package consisting of user certification, preferential benefits such as daily priority listings and higher quota for follower numbers. Prepaid VIP membership fees are recorded as deferred revenues. Revenues are recognized ratably over the contract period for the VIP membership.

Data Licensing. Since 2013, we started to offer data licenses that allow platform partners to access, search and analyze historical data on our platform. We generally license these platform partners to access a portion of data for a fixed period, which is typically one year, and we recognize data licensing revenues ratably over the contract period.

Allowances for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which could materially impact our financial position and results of operations.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our combined and consolidated statements of loss and comprehensive loss. Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

Uncertain Tax Positions. To assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Recent Accounting Pronouncements

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This revised guidance was effective prospectively for reporting periods beginning after December 15, 2012 for public entities. This revised guidance did not have a material impact on our combined and consolidated financial statements.

In July 2013, the FASB issued Accounting Standards Update (ASU) 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists”, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, except for when a net operating loss carry forward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. We are currently evaluating the impact on our combined and consolidated financial statements of adopting this guidance.

INDUSTRY

Growth of China Internet and Mobile Market

China is the largest internet market in the world, with 617.6 million internet users as of December 31, 2013, according to the China Internet Network Development Statistical Report dated January 2014 by CNNIC, or the 2014 CNNIC Report. However, the internet penetration rate remains relatively low in comparison to those of developed countries such as the United States and Japan. China’s internet penetration rate was 45.8% as of December 31, 2013 according to the 2014 CNNIC Report, whereas the penetration rates for the United States and Japan were 81.9% and 80.4% as of the same year, respectively, according to data from Euromonitor.

The chart below sets forth the number of internet users and internet penetration rate in China as of the end of the periods presented.

Source: China Internet Network Development Statistical Report dated January 2014 by CNNIC.

We believe the proliferation of mobile devices such as smartphones and tablets will drive further internet penetration in China. According to the World Cellular Forecasts 2012-2018 by the World Cellular Information Service, smartphone connections in China reached 336.0 million in 2012 and are expected to grow to 572.2 million in 2015, representing a three-year compound annual growth rate, or CAGR of 19.4%. Trends such as the rapid 3G infrastructure buildup and 4G LTE rollout in China, the high growth rate in per capita income and the rising popularity of smartphones and tablets are expected to further fuel the growth of mobile internet usage in China. As a result, China’s mobile internet user base is expanding rapidly and overall internet usage is gradually shifting from personal computers to mobile devices. According to the 2014 CNNIC Report, there were 500.1 million mobile internet users as of December 31, 2013, more than quadrupled from 117.6 million as of the end of 2008. As of December 31, 2013, 81.0% of Chinese users accessed the internet via mobile devices, according to the 2014 CNNIC Report. During the first six months in 2013, Chinese internet users spent 11.8 hours per week on mobile devices, out of the approximately 21.7 hours per week that they spent on the internet in total, according to the China Internet Network Development Statistical Report dated July 2013 by CNNIC, or the 2013 CNNIC Report.

The chart below sets forth data regarding mobile internet users in China as of the end of the periods presented.

Source: China Internet Network Development Statistical Report dated January 2014 by CNNIC.

The Emergence and Increasing Importance of Social Media in China

With growing internet usage, people in China are increasingly shifting their media consumption and social communications from offline to online. To serve fast-changing user behavior and demand, social media, social networks and messengers in China have evolved in different ways. Social media, social networks and messengers can be distinguished by:

•	the public vs. private nature of the platform; and

•	the degree to which user activities are driven by interests or relationships.

Social media platforms, such as Weibo, combine microblogging and social networking features and are public in nature. On such social media platforms, feeds can be viewed by any follower and are not limited to a particular audience. They are also characterized by a relative emphasis on interests, meaning that users tend to follow users that they are interested in or that share the same interests with them. On the other hand, social networks and messengers, such as Tencent Qzone and Weixin, connect users by allowing friends and families to communicate and interact within a primarily private network. The asymmetric follow model of Weibo enables a less private and broader range of social relationships and engagements to develop between people, organizations and objects of interest.

Development of Social Media in China. Before social media emerged, the media industry in China evolved through several major stages. In the late 1990s, internet portals emerged to aggregate and categorize professional media content as a result of the market reforms in China’s media industry. Around 2000, blogging services and online forums developed, which enable individuals to create and publicize content. Blogging services do not have the distribution ability to allow their users to be heard while online forums usually do not require log-ins and thus lend no credibility to their authors.

The advent of social media, such as Weibo, has enabled their users’ voices to be heard as they facilitate real-time public delivery of content through broad social distribution. Since users must log in to share, users of social media have more credibility when they post and comment. Social media is a new way for online interaction that promotes openness and transparency of information.

Monetization. Similar to social media in developed markets such as the United States, we believe that social media in China has enormous monetization potential given its differentiated ability to reach a broad audience and target specific user behaviors and interests. Social media can offer a full spectrum of advertising and marketing solutions to address the needs of businesses ranging from large brand advertisers to SMEs and individuals. In addition, the combination of the increasing amount of user data and increasing sophistication of data analytics create new monetization opportunities for participants in the entire internet ecosystem. Synchronizing social media and TV advertising can also be incorporated into a brand’s marketing campaign to enhance its effectiveness. The increasing adoption of mobile devices may also create new monetization opportunities such as location-based services, social commerce and e-commerce.

According to the China E-Commerce Industry Annual Report (2012-2013) issued by iResearch, China’s e-commerce market is expected to grow rapidly from $30.0 billion in 2012 to $93.8 billion by 2015, representing a three-year CAGR of 46.3%. Within the online retail segment, the percentage of mobile transactions in China has increased from 2.9% in the first quarter of 2012 to 8.6% in the second quarter of 2013, according to the same report. Brands, merchants and retailers are increasingly focusing on leveraging social media to drive sales. Social interest graph recommendations can impact consumers throughout their purchase process, influencing their pre-purchase selection, their purchase decisions, and their post-purchase behavior.

Growth of China Advertising Market and Increasing Adoption of Online Marketing

Growth of the Advertising Market in China. China was ranked as the world’s third largest advertising market, with a market size of $37.2 billion, representing 0.5% of GDP in 2012, according to the Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia, or the 2013 Advertising Expenditure Forecasts. However, China’s advertising market remains small compared to that of the United States. The advertising market in the United States reached $161.2 billion or 1.0% of GDP in 2012, according to the same source. Given China’s projected economic growth, growing consumption spending and increasing brand awareness, China’s overall advertising market is expected to grow significantly to $50.2 billion by 2015, representing a three-year CAGR of 10.5%, according to the same report.

Marketing Spending Shifting from Offline to Online. The online advertising market in China has been growing much faster than the overall advertising market. According to the 2013 Advertising Expenditure Forecasts, online marketing has grown from $2.7 billion in 2008 to $7.0 billion in 2012, representing 13.1% and 18.8% of the total advertising market respectively, and it is expected to be the fastest growing segment from 2012 to 2015, at a three-year CAGR of 31.4%. By 2015, online marketing is expected to reach $15.9 billion, representing 31.6% of the total advertising market and constituting the second largest advertising spending category in China, behind only television.

The chart below sets forth data regarding online marketing spending in China for the periods presented.

Source: Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia.

Online marketing will continue to be attractive to customers as their targeted consumers spend more time online, away from traditional media such as newspapers, radio and television. In addition to the shift in consumer behaviors, improvements in ad solutions, targeting and result measurement capabilities should also continue to drive the growth of online marketing over time.

Advertisers Seeking a Full Spectrum of Online Marketing Services. To serve different purposes, advertisers choose different formats of online marketing to reach targeted audiences. Brand owners use online marketing to drive brand awareness among Chinese internet users. Therefore, formats such as banner display, online video and rich media are desirable in reaching a broad user base for such brand owners. SMEs and online merchants focus more on generating interest leads and conversion to sales, and thus they generally rely on performance-based online marketing formats such as general keyword search and vertical search. In addition, advertisers conduct loyalty marketing to manage and retain existing customers through online channels.

The charts below set forth forecasted CAGRs and market share of online marketing in China from 2012 to 2015.

Online Marketing Growth by Category in China 2012-2015E CAGR	Online Marketing in China Breakdown by Formats

Source: China Internet Advertising Industry Annual Report (2012-2013) by iResearch. “Other” includes text-link, classified and email formats.

Advertisers’ Increasing Focus on Effectiveness of Online Marketing. Advertisers’ key objectives can be categorized into brand awareness, interest generation, conversion marketing and customer loyalty. Social media online marketing is increasingly becoming an attractive solution to achieve these multiple objectives for advertisers. A range of online marketing solutions enable advertisers to maximize their return on investments across multiple metrics and improve the effectiveness of their marketing efforts in areas such as brand awareness, loyalty and engagement, as well as in specific actions such as purchase or direct response to a campaign. The following trends in social media online marketing demonstrate how the medium has evolved to meet advertisers’ demands:

•	Combination of Highly Viral and Performance-based Marketing: The public and distributed nature of social media allows advertisers to reach a large audience base in a very short period of time through viral distribution among its users who are not only connected via relationships but also interest graphs, which is highly valuable to brand advertisers. In addition, advertisers can leverage user data analytics to improve targeting capability of marketing campaigns and drive up interest generation and conversions.

•	Innovative Online Marketing Formats: New social media marketing formats, such as native ads, have started to gain popularity among online advertisers. Through native ads, advertisers can attract user attention by providing relevant content based on the users’ interest without disrupting or detracting from the user experience. Long-tail advertising is a cost-effective approach for advertisers, particularly for SMEs, to target specific groups of customers based on social and interest graphs.

•

Complementary to Television Ads: Social media complements television ads by amplifying reach and engagement of audience for advertisers and content providers. In the United States, Twitter and Nielsen launched “Nielsen Twitter TV Ratings” in October 2013 to measure the number of people generating tweets about TV content and the number of people reading these tweets. The ratings enable a better assessment of the relationship between social media and TV engagement before, during and after shows. Advertisers can also quantify the effectiveness of real-time marketing activities across the two media. Social interaction in the context of watching television is becoming more mainstream not only in the United States, but also in China. According to CTR Market Research, 36% of Chinese internet users surveyed used microblogs to engage in conversation about the 2013 Chinese New Year Gala on CCTV during the show, more than other means of communication such as messengers, short messaging, social networking services and telephone. According to the World Media & Marketing Forecasts by GroupM, TV continued to be the leading category of advertising spend with an estimated 51% share in China in 2013. Consequently, social media in China also have a huge potential not only to enhance TV content but also to enable advertisers to engage with users who have been exposed to their ads on television, making brand messages more engaging and interactive.

•	Emergence of New Measurement Metrics: Advertisers are increasingly adopting new metrics in terms of audience building, brand awareness and customer relations to evaluate the performance of social media marketing. According to a report published by CMO Survey in February 2013, advertisers are increasingly focused on referral measures such as friends, followers and buzz and text analysis rating instead of traditional return on investment metrics such as revenue or profit per customer on their social media spending.

Advertisers integrate social media as an important part of their advertising and marketing strategies to enhance return on investments and also to enable audience and customer relations building. Social media offers advertisers targeted reach at scale, amplifies their brand exposure to users based on social and interest attributes, and increases the potential for user engagement.

Strong Growth of Mobile Online Marketing. There is an increasing shift of advertising spending to mobile online marketing in China. Social media is well positioned to capture a greater share of mobile online marketing spending, given its high adoption rate on mobile devices and its ability to be highly targeted by leveraging a powerful combination of users’ identity, local information and interest graph on a real-time basis. The increasing usage of mobile devices, coupled with technological advancement such as location-based services and emergence of more sophisticated technologies for customers, are expected to drive the growth of mobile online marketing. The mobile online advertising market in China is expected to grow from $154.3 million in 2012 to $940.2 million in 2015, according to the 2013 Advertising Expenditure Forecasts. Mobile online marketing spending in China is expected to grow at a CAGR of 82.6% from 2012 to 2015 and become 5.9% of the overall online advertising market in 2015.

The chart below sets forth data regarding mobile online marketing spending in China for the periods presented.

Source: Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia.

BUSINESS

Overview

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. By providing an unprecedented and simple way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China.

Since our inception four years ago, Weibo has amassed a large user base in China and in Chinese communities in more than 190 countries. In December 2013, Weibo had 129.1 million MAUs and 61.4 million average DAUs, increasing from 96.7 million MAUs and 45.1 million average DAUs in December 2012, respectively, and 72.9 million MAUs and 25.2 million average DAUs in December 2011, respectively. A microcosm of Chinese society, Weibo has attracted a wide range of users, including ordinary people, celebrities and other public figures, as well as organizations such as media outlets, businesses, government agencies and charities.

Weibo represents a new online experience in China by combining the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multimedia or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. The simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream. Over 2.8 billion feeds were shared on Weibo in December 2013, including 2.2 billion feeds with pictures, 81.7 million feeds with short videos and 21.5 million feeds with songs.

Weibo has become a cultural phenomenon in China. For many people in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to amplify their social influence.

In addition to users, Weibo’s ecosystem includes customers and platform partners:

•	Customers. We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers ranging from large companies to SMEs to individuals, including social display ads and native ads. Our performance-based native ads allow our customers to reach a targeted audience based on the social interest graphs of our users. In addition, our customers can benefit from the potentially viral effect of their promoted feeds generated from the public and distributed nature of our platform, commonly known as “earned media”.

•	Platform Partners. We have attracted a large number of platform partners, including media outlets and developers of games and other applications. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties and develop products and applications for our platform, enriching the experience of our users while increasing our monetization opportunities.

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format, and we have begun to offer native ads that conform to the information flow on our platform. To support the mobile format, we have developed a social interest graph recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With a limit of 140 Chinese characters per feed, the high information-density of Chinese characters and users’ ability to personalize content information flow, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Over 70% of our MAUs in December 2013 accessed Weibo from mobile devices at least once during the month, and we had over 120 million check-ins in the fourth quarter of 2013. Mobile revenues accounted for 28.0% of our advertising and marketing revenues in 2013.

We began monetization of our platform in 2012. We generate revenues primarily from customers who purchase advertising and marketing services, and to a lesser extent from platform partners who develop games for our users to play. We provide most of our services to users free of charge, with VIP membership services being the primary exception. In 2012 and 2013, we generated 77.4% and 78.8% of our revenues from advertising and marketing services, 19.3% and 12.2% from game-related services, and 3.3% and 5.9% from VIP membership services, respectively. While we distinguish between users, customers and platform partners in classifying our products and analyzing our revenues, the same person or organization may simultaneously be included in two or more of the categories.

We have since experienced rapid revenue growth. Our revenues increased from $65.9 million in 2012 to $188.3 million in 2013, while our net loss decreased from $102.5 million to $38.1 million and our negative Adjusted EBITDA decreased from $81.0 million to $6.3 million for the same periods. See “Prospectus Summary—Summary Combined and Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation of net loss to Adjusted EBITDA. Due to our limited operating history and evolving monetization model, comparisons of our results of operations from period to period may not be meaningful.

Our Core Attributes

Our priority is to provide the best possible user experience for creating, distributing and discovering Chinese-language content online and to differentiate our social media platform through the scale of our user base and user engagement. We have designed our platform around five core attributes:

•	Public. Content open to everyone.

•	Real-time. Instantly broadcasted.

•	Social. Interactive and engaged.

•	Aggregated. Content from everywhere.

•	Distributed. Broad viral reach.

Public

Any user can choose to follow the feeds of any other user. This asymmetric relationship significantly enriches the content on Weibo, as people not only come to our platform to follow breaking news, live events and original feeds but also participate in public discussions. The asymmetric nature of Weibo also allows feeds to reach users several degrees of followings away. Getting heard by thousands or even millions of people and reaching people one might not have otherwise is a life-changing experience for ordinary people in China. Weibo is also the public forum of choice for many celebrities and other public figures.

EXAMPLE #1. The popular Chinese-American musician Leehom Wang chose Weibo for the public announcement of his engagement in November 2013:

“In the last few years, the message I have gotten most often from you all on Weibo is ‘Hurry up and find your Forever Love.’ I am very fortunate to have met a girl with whom I can share my future. Because she is not in the entertainment world, you do not know her yet. But I don’t want you to learn about her through some other channel…”

Real-time

News breaks on Weibo from ordinary people at the scene of a headline event, from public figures who have a personal announcement to make, and from businesses, government agencies and other organizations that want direct access to a public audience. People use Weibo to follow news and events around the world. Media outlets also use Weibo because it is original, real-time and viral.

EXAMPLE #2. When an Asiana Airlines flight carrying a large number of Chinese passengers crashed on its final approach into San Francisco International Airport on July 6, 2013, one of the Chinese passengers, who uses the name Da Xu online, used Weibo to notify his family and friends that he was safe and posted pictures of the smoking wreckage with his mobile phone. CCTV, the largest television network in China, used Mr. Xu’s Weibo feed and pictures to report on the plane crash on its prime time news program Focus Interview:

Mr. Xu’s eyewitness feed:	CCTV citing Mr. Xu’s feed:

“The plane crashed while landing in San Francisco.

I’m fine; my luggage is gone.”

Social

People come to Weibo to join in public discussions and see and learn from each other’s comments. Social engagement comes in many forms, as when a user Likes a feed, Comments on a feed with an emoticon or casts a Vote on a particular issue. In December 2013, over 2.8 billion feeds were shared on Weibo. Some of these were original and the rest were reposted by other users, many times with comments added. The unique feature that allows a user to insert comments into a feed while reposting permits the collective thought process to develop as a feed chain grows. Users can also add comments directly to a feed or a hot topic posting, essentially starting a discussion forum on the subject. Such live, public, social interaction not only broadens users’ view of the world and shapes their minds but also stimulates new ideas and promotes information sharing among users from all walks of life, even allowing public figures to join in on conversations between ordinary people.

EXAMPLE #3. When a famous food critic posted a picture on Weibo of a particular drunken crab dish, the feed attracted a long chain of comments. When one user asked where he could get the dish, the critic responded personally with the name of the restaurant:

Aggregated

Content on Weibo is contributed by ordinary people, public figures and organizations, including media outlets, government agencies and businesses. Through Weibo Connect, our over 340,000 platform partners enable their users to share content from their websites and applications to Weibo and attract our users back to their properties to access the content. Many media outlets in China, such as CCTV, Hunan Satellite Television Station, Phoenix TV, and People’s Daily, frequently use Weibo as a platform to distribute content and engage with audiences. We also work with companies with large online content libraries of videos, songs, mobile applications, books and points of interest (such as restaurants, hotels and theaters), to create Weibo Pages for their content. Our users can visit these Weibo Pages to watch a movie, listen to a song, download an application, or locate a nearby theater and read its movie listing using Weibo’s location-based service feature. Organic content creation from our users and content contributed by our platform partners resulted in the sharing of over 2.8 billion feeds on Weibo in December 2013, including 2.2 billion feeds with pictures, 81.7 million feeds with short videos and 21.5 million feeds with songs.

Distributed

We allow content to be easily and virally distributed on our platform and to the properties of our platform partners, as well as to other online and offline media outlets. Our broad distribution reach and the original, real-time and viral nature of Weibo make it a top choice for many public figures, businesses, government agencies and other organizations as their official channel for public communication.

EXAMPLE #4. During the high-profile trial of a former high-ranking government official, Xilai Bo, in August 2013, the Ji’nan Intermediate People’s Court posted dozens of updates on its official Weibo Page to keep the public informed on the progress of the trial. In September 2013, the Court also released its verdict on Weibo. Throughout the trial, media outlets used Weibo as the source of news in their news coverage.

Reporters crowding around a computer monitor outside the courtroom showing updates from the court’s Weibo account:

A Phoenix TV anchor checked Weibo feeds on her mobile phone to get the latest news while she was live on the air reporting on the trial:

When a user called attention to this on Weibo, she responded on Weibo in the following way:

“To put it precisely, I was not ‘looking at’ Weibo or playing with Weibo, I was ‘reporting’ Weibo. Given that the court’s Weibo account was the only news source for this trial, was it wrong to use my mobile phone? It was just the most convenient and handy ‘tool,’ and surely it was better to lower my head to report the latest news than to raise my head and have nothing to say? It’s the age of new media.”

It’s the age of new media in China, and Weibo is changing how individuals and organizations in China deliver news to the public.

Our Value Proposition to Users

Users are our first priority. Weibo is used in many ways by different users. Some examples include:

•	Ordinary people use Weibo to express their ideas, thoughts and feelings, to participate in public discussions, to keep abreast of local and world news and events and to discover content that matches their interests.

•	Celebrities, opinion leaders and other public figures use Weibo to engage directly with their fans, to make public announcements and publicize social causes they care about. We have over 700,000 verified individual accounts on our platform, including those of actors and actresses, singers, business leaders, athletes and media personalities.

•	Large companies and SMEs use Weibo to create brand awareness, engage with potential and existing customers, launch new products and services, make public announcements and manage customer relationships. More than 400,000 businesses have opened Weibo enterprise accounts, which enable them to create Weibo Pages as landing pages on our platform free of charge. In January 2014, as part of our strategic alliance with Alibaba, we partnered with Alipay to offer a payment solution for businesses and other organizations to facilitate purchases through Weibo.

•	Government agencies use Weibo as an official channel for disseminating timely information and gauging public opinion to improve public services. More than 80,000 government agencies and officials at the local and national levels across China have established Weibo accounts and the total number of their followers exceeded 250 million as of December 2013.

•	Not-for-profit and other organizations use Weibo to recruit and engage with their supporters and to broadcast announcements to the public at large.

Users come to Weibo for many reasons. Below are some examples:

Express Themselves to the World

Users come to Weibo to express, share and publicize their opinions, ideas, photos, activities and other content and comment on feeds from other users. It is an unprecedented experience for people in China to be able to publicly express themselves in real time on a platform with a vast scale. Much of our content is created by people who have something to say and want to find a wider audience for it. A charismatic or interesting user can quickly amass a large following on Weibo.

EXAMPLE #5. Dr. Ying Yu is a doctor in the emergency room at the Peking Union Medical College Hospital who opened a verified account on Weibo under the moniker “ER Superwoman Yu Ying.” She began to post interesting behind-the-scene stories of her daily life at work. Her vivid writing style and candor provided a window for other people into the life of an ER doctor, and she built a following of more than 2.6 million.

EXAMPLE #6. Entertainers have used Weibo as their own personal distribution channel to distribute content directly and quickly to their fans. For example, the popular singer Feng Wang used our platform to launch a new song exclusively through our platform, bypassing the record companies and radio stations. Within nine hours of its release, the song was streamed more than one million times from Weibo.

Discover Relevant and Rich Content

Users come to Weibo to discover and learn more about what is going on with the people, organizations and topics that interest them. Weibo offers a vast amount of rich content, including photos, videos, songs, mobile applications, books and points of interest shared by users from China and Chinese communities in more than 190 countries worldwide, as well as from over 340,000 platform partners. Weibo allows users to search our rich content and filter it into highly personalized information streams by choosing the users, events, topics and subjects that they want to follow. We try to improve our users’ content discovery experience by recommending content based on their social interest graphs, which we formulate based on their demographics, social relationships, interests and behavior on Weibo.

EXAMPLE #7. We work with television stations and producers to create Weibo Pages for TV shows, which add a unique, social, online dimension to popular offline content. For example, fans of the popular television reality show “Where Are We Going, Dad?” can visit the show’s official Weibo Page to follow trends, participate in live chats, view photos and videos and interact with other fans of the show.

Below is an example of the feed that Hunan Satellite Television Station, which broadcasts the show, sent to promote the show’s Weibo Page with prize giveaways:

Stay Current and Connected

Users come to Weibo to stay current on the latest trends and events and connect with other users who share similar interests. On our platform, users can witness and discuss live events in the making, whether through ordinary people providing eyewitness accounts of news events, celebrities sharing their latest experiences with fans, or traditional media using Weibo as a second screen to enhance the overall user experience. Users can find scheduled events like television shows, celebrity updates and new product launches, as well as breaking news and other events as they unfold. Because our users actively interact with the content they discover, the very fact that content is shared on Weibo can transform it into something unique. For the 2014 CCTV New Year Gala, a popular television event in China, 118 million engagements (including Post, Repost, Comment and Like) related to the show were generated over the two days the show was broadcast and many more engagements were generated leading up to and following the show.

Make a Social Impact

Weibo helps people come together to realize common goals, and to accomplish things that they could not accomplish on their own.

EXAMPLE #8. A three-year-old boy was kidnapped in May 2008. His father searched for him for more than two years without turning up any trace of him. However, there was an investigative journalist named Fei Deng who had taken up the cause of kidnapped children, and this journalist used his Weibo account to post photos of the boy and keep the case alive. In February 2011, a student who had seen the boy and recognized him from the pictures on Weibo contacted the father. The police reunited the boy with his father four days later. Mr. Deng sent out the announcement in a feed from his Weibo account with a picture of the boy reunited with his father:

“Father and son overjoyed together in a Jinjiang hotel room in Pizhou (Jiangsu Province). They say they want to send out a picture to thank all the people who have helped them over the last three years…”

We sponsor Weibo Charity to help charities and individuals to launch charitable projects, seek fundraising and recruit volunteers for public service. Weibo Charity lends credibility to charities and individuals through a verification process, offers a payment solution to accept donations on their behalf and helps drive awareness of worthy projects through its official Weibo account. Services such as Weibo Charity enrich our platform and magnify the social impact of our users.

EXAMPLE #9. Our platform attracts many celebrities, and just as they use Weibo to communicate with their fans about their personal lives and professional careers, many of them also use Weibo to raise awareness of charitable causes. The Free Lunch for Children Program is a charity program initiated on Weibo to raise public awareness of the hardships of poor children in remote rural areas and offer financial assistance to them. When Nicholas Wu, a Taiwanese singer and actor with over 31 million followers on Weibo, posted a feed to express his support for this charity, it was reposted over 11,000 times and attracted over 46,000 comments:

Engage with Followers

Weibo offers organizations such as businesses, government agencies, media outlets and schools the ability to engage and interact with their followers to create commercial and social value. An organization can apply for a Weibo enterprise account by going through our verification process, in the course of which we review a copy of its business license or other documentation, feeds that it has created and user comments on its feeds. Weibo enterprise accounts are built on open platform architecture that allows businesses and other organizations to download organic and third-party-developed applications to increase the features on their Professional Pages to engage with users, such as to conduct polls, distribute coupons, display interactive maps and contact information, set up photo galleries and product displays, and make sales. Businesses and other organizations use Professional Pages together with our advertising and marketing services to attract followers, create brand awareness, drive interest generation, convert sales, conduct loyalty marketing and stimulate engagement with potential and existing customers. Building an audience base on Weibo by attracting and engaging with those followers provides businesses and other organizations with a cost-effective way to disseminate product, promotion and branding information and ultimately facilitates targeted marketing.

EXAMPLE #10. The NBA is very popular in China and its Weibo account has more than 25 million followers. The NBA not only provides a large amount of content through its Weibo account, it also uses the features of Professional Page to increase engagement with its Chinese fans. For example, hundreds of thousands of votes were cast on the NBA’s Professional Pages in connection with the events of the 2013 NBA All-Star Weekend. Below is an illustration of one of the voting pages:

Weibo has also become an official channel for public communication for other organizations, including government agencies and not-for-profit organizations.

EXAMPLE #11. China’s central bank announced in December 2013 that banks would be allowed to trade negotiable certificates of deposit in the inter-bank market. Some Weibo users asked detailed questions about the new policy, and the central bank posted a feed on its official Weibo account with an expandable long form document to address these questions:

Our Value Proposition to Advertising and Marketing Customers

We have developed a comprehensive database of our users’ social interest graphs as a result of the activities taking place on our platform. With a reach of 129.1 million MAUs as of December 2013, we offer compelling advertising and marketing solutions tailored to the different needs of a variety of customers. Although businesses and organizations can use Weibo to communicate with their followers free of charge, many choose to purchase our advertising and marketing services to reach a broader audience and further promote their brands, products and services. Our advertising and marketing solutions provide our customers with the following benefits:

Targeted

Our customers have the ability to improve the relevance of their advertising based on users’ social interest graphs, which draw upon a variety of factors, including demographics, social relationships and interests. Interests are tracked based on user actions such as Follow, Comment and Like.

EXAMPLE #12. In 2013, Nike promoted summer sports activities via a hashtag trend by targeting users who had shown or might have interest in their brand, such as Nike’s followers and other users who had viewed virally reposted Nike feeds during a specified period. Nike used promoted feeds such as the one below to reach this audience group, driving traffic to Nike’s Weibo Page:

EXAMPLE #13. A bakery in Guangzhou that wanted to target local users between the ages of 15 and 35 with a promotion of its rainbow cake was able to do so on a small ad budget using our promoted feed:

Earned Media and Reach

We enable advertising and marketing customers ranging from large companies to SMEs and individuals to selectively target our large user base. Our customers also have the ability to incorporate social elements with their marketing messages by highlighting the connections of their products and services with friends, celebrities and other influential figures. Weibo feeds, whether organic or promoted, have the potential to spread virally due to the public and widely distributed nature of our platform. Our customers are charged for the initial advertising exposure or engagement, and they can further benefit from users down the chain reposting the ads across our platform at no additional cost. This is often referred to as “earned media,” and it has a powerful influence on a user’s interest and purchase decisions when the recommendations come from friends, celebrities and other influential figures.

Ads that our users find inherently interesting, entertaining or relevant tend to go viral on Weibo because they are viewed more as content than as an interruption in content. Therefore, the incentive of increasing advertising reach and effectiveness through earned media encourages our customers to consider relevance, content value and user experience in the design of their advertising and marketing campaigns.

EXAMPLE #14. Below is an example of earned media. When a professional Chinese soccer player reposted Nike’s promotion mentioned above, his feed (including Nike’s promotion) was Reposted more than 25,000 times:

“On summer evenings, I will be dunking on the basketball court. Dare to take me on?”

Native Ads

We launched our first native ad product, promoted feeds, in the second quarter of 2013 to enable SME customers to reach our users. In the third quarter of 2013, we began testing Fans Headline, another native ad offering, to enable individuals to more effectively target their followers. In the fourth quarter of 2013, we began testing native ad offerings for our key accounts, which are primarily large brand advertisers. Native ads allow our customers to communicate in a similar format as organic feeds and capture user attention as users consume information feeds. This solution is particularly mobile friendly, as the small screens of typical mobile devices have limited space for banner ads and other display format ads. Given the market opportunity for mobile advertising and the fact that over 70% of our MAUs access Weibo from mobile devices at least once during the month, native ads are a key product offering for our advertising and marketing customers.

Engagement

Through enterprise accounts, we give businesses and other organizations the opportunity to engage and build relationships with our users by building Professional Pages. Based on an open platform architecture, Weibo enterprise accounts allow businesses and other organizations to download organic and third-party developed apps to increase the features and functionalities of their Professional Pages. Any verified organization can create a Professional Page from its enterprise account to attract followers, create brand awareness, drive interest generation, convert sales, conduct loyalty marketing and stimulate engagement with potential and existing customers.

Example #15. Procter & Gamble wanted to increase brand awareness and drive purchase intent for a new product under one of its key brands, SK-II. They purchased social display ads on Weibo (bottom left) and directed participating users to their Professional Page (bottom center), which showed the entry to their event marketing Professional Page (bottom right), where users were given free product samples by sharing the event with their friends on Weibo:

Tailored Solutions

We offer a wide range of advertising and marketing solutions for customers ranging from large companies to SMEs to individuals. For large brand advertisers, we offer social display ads with wide reach and are currently testing targeted native ad solutions as well. For SMEs, we offer promoted feeds in native ad format to allow them to reach our users with a smaller budget. For individuals, we offer Fans Headline to enable them to more effectively reach their followers.

Performance-Based Solutions

We offer advertising and marketing solutions based on performance-based pricing, such as cost per engagement. Customers who choose cost per engagement-based solutions only pay to the extent that the targeted users engage with their ads, such as when users click on a link in the ad, repost the ad, save it as a favorite or follow the advertiser’s Weibo account. Advertising and marketing customers are charged only for the initial exposure or engagement. Thus, any earned media resulting from users reposting the ad allows our customers to achieve a lower effective advertising and marketing cost.

Complementary to Traditional Media

Weibo collaborates with traditional media such as television shows to add a unique, social, online dimension to popular offline content, amplifying a show’s reach and buzz and helping it build a lasting following. Traditional media leverage Weibo to broaden discovery and generate buzz before a show airs, encourage audience participation during the show through promotions and offerings on Weibo and prolong interest in the show by stimulating post-air conversations. For “Voice of China” and “Where Are We Going, Dad?”, two popular TV shows aired in China in 2013, 59 million and 58 million engagements (including Post, Repost, Comment and Like), respectively, were generated on Weibo relating to the show. This collaboration has been welcomed by advertising sponsors of such shows who seek to increase consumer reach and engagement and reinforce their brand exposure. Non-TV advertisers may also leverage Weibo’s complementary nature to TV and engage with a show’s audience on Weibo without running expensive TV ads.

We recently partnered with CSM Media Research, a joint venture of CTR Market Research and Kantar Media, to enhance TV ratings with Weibo data. CSM Media Research plans to use such results to help TV producers and advertisers better understand the social activities of their TV audience. We believe that the partnership will encourage more traditional media partners to work with Weibo in order to better understand their audiences, increase the popularity of their shows, and generate greater value for their advertisers.

EXAMPLE #16. As mentioned above, Weibo Pages are available for popular TV shows, where our users can follow their favorite personalities, access photos and videos, participate in live discussions and connect with people who share the same interests. Voice of China is a popular televised singing competition in China. Lenovo, one of the sponsors of Voice of China, launched a marketing campaign on Weibo to complement its advertising on the TV show. Lenovo announced its smartphone giveaway through Weibo promoted feeds, where a user who clicked on the promoted feed (as shown in the users’ information feed at left below) would land on the Weibo Page of Voice of China (shown at right below) and have a number of activities to choose from, one of which (the last choice at the bottom) was to participate in the Lenovo smartphone giveaway drawing.

Our Value Proposition to Platform Partners

Our open platform, which was first launched in the third quarter of 2010, creates a network effect that increases the value to both our users and platform partners simultaneously. The scale and vibrancy of our platform have attracted a broad range of platform partners, including third-party websites, media outlets and application developers. We offer a set of open application programming interfaces with embedded widgets and development tools that allow our platform partners to share their content to our platform through their users and distribute our content across their properties. Others, like developers, also use our open application programming interfaces to build applications, such as online games integrated on Weibo. As of December 31, 2013, we had over 340,000 platform partners.

We are focused on growing our open platform network by offering and improving the following benefits to our platform partners:

Social Distribution of Content

We enable our platform partners to share their content to our platform, expand their reach and interact with our users through Weibo Connect. We provide platform partners with a set of embedded widgets like “Weibo

Log-in” or “Weibo Share” that allow users to log in to our platform partners’ websites or apps using their Weibo accounts and share content from their websites or apps through the social relationships that they have with other users on our platform. For example, a Weibo user who watches a video on Youku Tudou can share that video to Weibo and anyone who clicks on the link in the feed can access the video. TV programming can also leverage Weibo as a complementary second screen to drive tune-in and awareness of their original and relevant content in real time. Many popular TV shows in China use on-screen messaging or on-screen QR codes to invite their audience to their Weibo Pages in order to increase social interaction and further build engagements with their viewers. For example, on the last day of the Lunar New Year Holiday in 2014, CCTV’s daily prime time news program Xinwen Lianbo (also known as News Network Broadcast) aired a special holiday session where they showed family photos submitted by the audience. Through rolling on-screen messages, the program encouraged its viewers to post and view more family pictures at CCTV’s official Weibo account.

“@CCTV News”

Building with Weibo Content

Our platform partners leverage Weibo content to create or enhance their product and service offerings. For example, online and traditional news media often link to or cite feeds from Weibo as their source of news. As another example, one of our platform partners uses Weibo data to generate reports for brands to help them keep up with current trends in their industry and manage public relations.

Monetization and Payments

We help our platform partners create and enhance their monetization opportunities. We also provide an online payment infrastructure that enables our platform partners to receive payments from our users in an easy-to-use, secure and trusted environment. For example, users who play games on Weibo can buy Weibo Credit, our virtual currency, and use it to purchase in-game virtual items. The game developers receive part of the revenues from such purchases and have enhanced monetization opportunities.

Our Strategies

We intend to further enhance Weibo’s value to our users, advertising and marketing customers and platform partners by pursuing the following strategies:

Continue to Grow Our User Base and User Engagement

The growth of our user base and user engagement are fundamental drivers for our business growth. We intend to focus on growing our user base and user engagement through the following means:

Emphasize Mobile First. We plan to continue to improve our mobile functionality to drive the growth of our mobile user base. For example, we are developing more ways for advertising and marketing customers to take advantage of location-based services to market themselves to users, and for users to discover other users who are in the same geographic location on mobile devices. We are also improving support for users to produce short videos using their mobile devices and better connecting users from online to offline via mobile payment and QR codes.

Increase User Penetration. We plan to grow our user base by increasing our penetration in China, especially in less developed, lower-tier cities. We plan to educate potential new users in these cities through promotions and other marketing activities and customize our products and services to address this segment. For example, we are beta testing a light version of our application, Weibo Lite, which provides an easier onboarding experience for users to access Weibo. We also plan to strengthen our relationship with relevant mobile channels to help us better penetrate this market. We will also seek to increase our penetration among the overseas Chinese population.

Improve User Engagement. We plan to continue to improve user experience and engagement by improving our product functionalities, offering new products and bringing more content to our platform. We will focus on encouraging more users, particularly celebrities, domain experts, and other public figures, brands and businesses, to create and distribute more content and to participate more actively in discussing topics. We will help content providers to attract more users through improved content search capability and recommendation engine. We will also invest in our technology infrastructure to improve the quality of services to our users.

Increase Monetization Opportunities

We believe we can increase the value of our platform for our customers by improving existing and developing new advertising and marketing solutions, developing new advertising and marketing solutions to improve adoption by both existing and new customers, and further diversify our sources of revenues by growing our value-added services as well as developing new monetization methods.

Improve Existing Advertising and Marketing Solutions. We plan to improve our existing and develop new advertising and marketing solutions, including our TV targeting capabilities to better leverage Weibo’s complementary nature to TV as well as our mobile offerings and our location-based services capabilities, and provide additional analytical data and tools to our customers. We intend to improve our social interest graph abilities to enhance the relevance of our advertising.

Expand Our Advertising and Marketing Customer Base. We believe that continuous improvements in our advertising and marketing solutions will help us expand such business. In addition, we plan to expand and optimize our advertising and marketing distribution network to attract more customers nationwide, and overseas customers who are interested in targeting users in China. We also plan to both broaden our coverage of and further penetrate specific industry sectors to increase our customers from these sectors. We believe the vast and growing number of SMEs throughout China will present a significant opportunity for us to attract more customers for our performance-based marketing solutions.

Explore Monetization Opportunities in Social Commerce. We believe social commerce presents another promising monetization opportunity for us. We have formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba’s

e-commerce platforms to better connect and build relationships with Weibo users. We intend to further explore opportunities in social commerce to benefit our customers and partners.

Grow Non-advertising Services. We plan to continue to develop new sources of non-advertising revenues. For example, we will encourage more users to subscribe for VIP memberships by adding more features and benefits for members. We plan to improve the offering of data services and enter into more data licensing agreements with customers. We also intend to give more support to third-party platform partners, so as to attract more games and other applications.

Further Expand and Improve Our Open Platform

We expect growth in our platform partners and their content to stimulate overall user growth, user engagement and commercial value. We aim to create a complete ecosystem on our platform for users, customers and platform partners.

Expand Partner Network. We plan to continue to attract more platform partners. We are working to attract more content-rich website and mobile application partners to connect their properties to our platform and make Weibo Log-in a universal option among our platform partners. We are also recruiting a wider variety of platform partners to cooperate with us.

Strengthen Partnership with Traditional Media. We plan to continue to build on our complementary relationship with traditional media partners such as television networks to allow them to share more relevant content with their followers, encourage tune-in and enhance awareness of their original content via Weibo. We will also leverage our recent partnership with CSM in TV ratings to complement existing metrics and better quantify the impact of Weibo as a second screen and create more values for our advertising and marketing customers and platform partners.

Improve Platform Products and Services. We plan to continue to improve our products, for example, to make it easier for users to log in and share content from other websites or mobile apps. We also plan to improve our services to our app development platform partners. For example, we plan to improve our existing application programming interfaces to make them easier to use and more adaptable to different user environments.

Products and Services

Our product categories include those for users, advertising and marketing customers and platform partners.

Products for Users

Our product development approach is centered on building simple and useful tools to enable our users to access Weibo to create, distribute and discover content and interact with others on our platform in real time. We employ a “mobile first” philosophy and have designed our platform around the capabilities of mobile devices. We introduced the first generation of Weibo mobile app in the first quarter of 2010. Our platform is compatible with all major mobile operating systems, including Android, iOS, Symbian, Windows and Blackberry, and is accessible through mobile apps, mobile websites, personal computer apps and personal computer websites. Our users range from ordinary people to celebrities, businesses, government agencies and other organizations.

Self-Expression Products. We offer the following products to enable our users to express themselves on our platform:

•

Feeds. Weibo enables users to express and share their ideas, opinions and stories in the form of text and attach multimedia, including photos, music, short videos and long-form content. The text in a feed is limited to 140 Chinese characters. Since Chinese characters are much more information-dense than letters of the alphabet, more meaning can be conveyed in 140 Chinese characters than in the same number of letters. Feeds on Weibo, therefore, tend to be content-rich, descriptive and vivid, while still fitting onto the screen of a mobile device. Over 2.8 billion feeds were shared on Weibo in December 2013, increasing from 1.9 billion feeds and 1.3 billion feeds in December 2012 and 2011, respectively.

•	Pages. Each user has a Page that displays the user’s profile and feeds. Basic information about a user, including the username, Weibo account number, geography and a short biography, is available on the user’s Page. Users with verified authentic identity information will have a “V” mark on their profile picture. Users can personalize their Pages by selecting and changing their cover photo and profile picture at any time.

•	Professional Pages. Businesses and other organizations with verified identities can apply for enterprise accounts, which entitle them to enterprise services through the download of Page apps on our platform. Page apps enable organizations to customize their Weibo Pages and to perform marketing events, ad campaigns and payment processing on Weibo. For example, an e-commerce merchant can install Page apps to facilitate purchase activities through Weibo.

Social Products. We offer the following mechanisms to promote social interaction between users on our platform:

•	Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s follower. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.

•	Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.

•	@Mention. Users can view their history of interactions with other users by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users. In addition, users can see a list of comments from other users on their own feeds, as well as the Likes on their feeds.

•	Messaging. Users can send private messages in the form of text or voice recordings and can attach photos, short videos or other files.

Discovery Products. We offer the following products to help users discover content on our platform:

•	Information Feeds. The information feed resides on the user’s home page. Each user’s information feed displays a regularly updating flow of feeds posted by that user and by other users he or she has decided to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize whom to follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. The default setting for the information feed is the timeline, where the most recent feed is shown at the top. Users can also customize their information feed by social groups or interest.

•	Search. Our search function allows users to search our platform for feeds, users, apps and pictures by keyword and hashtag.

•	Object Pages. We work with companies with large online content libraries of videos, songs, mobile applications, books and points of interest (such as restaurants, hotels and movie theaters) and create Weibo Pages for their objects, otherwise known as object Pages. Users can visit these object Pages to find rich content on these objects and interact with other users of similar interest. For example, users can stream songs, watch videos, read excerpts of a book and download apps from the respective object Pages. With Weibo location-based services, users can locate popular points of interest, find information about them, such as show times for movie theaters and menus for restaurants, access promotional offers, post comments, and see reviews shared by other users.

•	Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Users may view feeds under each trending topic and participate in the discussion.

Notifications. Users can choose to be notified of Weibo account activities through SMS or push notification on their device.

Weibo Games. We offer third-party online games, including role playing games, card games, strategy games and real life simulation games. Weibo games allow players to interact with each other and send feeds to their followers while playing. Most Weibo games are offered for free and some games allow users to purchase virtual currency, known as Weibo Credit, to redeem virtual items. Weibo receives part of the revenues from such purchases through arrangements with the game developers.

VIP Membership. Weibo VIP membership offers our users certain services and functions that are not available to regular users. With these additional functions, VIP members can follow more users, have more ways to personalize their Pages, can send voice feeds, enjoy more cloud storage, receive additional options to manage information flow and followers, receive SMS notification of Weibo account activity and have access to premium games. VIP membership is available through monthly or annual subscriptions.

Weibo Apps. We have developed mobile apps to further enrich the service offerings of Weibo. For example, we recently released Weibo Headlines, which aggregates news and information from Weibo and delivers them in an information feed format based on the level of popularity on Weibo as well as a user’s social interest graph. Another example is Weibo Weather, a leading weather app in China that features photos from cities where the users choose to keep track of weather as well as other interesting information from Weibo.

Products for Advertising and Marketing Customers

We seek to provide advertising and marketing solutions to enable our customers to promote their brands and conduct effective marketing activities. We provide our customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on our platform. Our advertising and marketing customers include both large companies and SMEs that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

Social Display Ads. Social display ads appear on a user’s home page and other pages. When users click on the social ad, they may be redirected to the advertiser’s Weibo Page for further engagement.

Promoted Marketing. Our promoted marketing products include the following:

•

Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our social interest graph recommendation engine to improve the relevance of the ad to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and producing earned media value to our customers. We offer promoted feeds tailored to different customer segments:

•	FST is a customizable and self-service marketing solution that we offer currently to SMEs under a bidding system. Customers are able to target users based on gender, age, geographic location, interests and device type. They can also target users by their social interaction on our platform; for example, they may target all the followers of a given user;

•	Weibo Select is a highly customizable version of promoted feeds that we offer to key account customers. We work directly with the customer or the customer’s ad agency to define the parameters of the targeted marketing. For example, in addition to targeting users based on demographics and social relationships, customers can target users who have engaged with feeds using a specific keyword during a specified time period; and

•	Fans Headline is a promoted feed that we guarantee will appear at the top of the information feeds of the customer’s followers.

•	Promoted Accounts. Promoted accounts appear mainly in a column next to the information feed. Promoted accounts are labeled but otherwise appear in the same format as other accounts that we recommend to our users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement using their Weibo Pages.

•	Promoted Trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page.

We provide our advertising and marketing customers with analytical tools to enable them to track and improve the effectiveness of their campaigns on our platform.

Products for Platform Partners

We seek to provide our platform partners with tools and APIs that they can use to share their content to our platform, distribute Weibo content across their properties and enhance their websites and applications with Weibo content, and to build social apps on Weibo or integrate their products with Weibo. Our platform partners include traditional and online media outlets as well as developers of games and other applications. Products offered for our platform partners include:

Weibo Connect. The following products allow our platform partners to link their websites and mobile apps to our platform, enabling their users to share content to Weibo:

•	Single Sign-on Registration. Users can register for access to our platform partners’ websites and apps with their Weibo accounts instead of creating new accounts online. This feature eliminates the need for users to register and create a new log-in identity for each website or app they visit, making it easier to explore new websites and apps requiring log-in.

•	Social Plugins. Social plugins are a set of embedded widgets, such as Share, Like, Comment and Follow, that allow users to access the functionality of Weibo from third-party websites and mobile apps. By installing Weibo social plugins on their websites or mobile apps, our partners enable their users to share content to Weibo, which may direct traffic of interested Weibo users back to their properties.

•	Multimedia Cards. Multimedia cards allow our mobile app partners to enable their users to share multimedia content, such as photos, songs and short videos, in a feed to Weibo. Content shared on multimedia cards is tagged and can be discovered by users who search for the tagged keywords.

Weibo Service. Our open application programming interfaces allow third-party developers to build apps to serve individual and organization users.

•	App Application Programming Interfaces. We provide our platform partners a set of application programming interfaces that they can use to develop apps for our platform. Currently, the most popular category of these apps is Weibo games.

•	Page App Application Programming Interfaces. Our Page app application programming interfaces allow platform partners to develop apps that improve the features and functionalities of Weibo Pages. For example, an e-commerce merchant can install a Page app that enables users to view and purchase its goods on Weibo. Page apps created by platform partners are becoming increasingly popular. We allow app developers to charge for the Page apps, but we currently do not have revenue share on these apps.

•	Enterprise Application Programming Interfaces. We offer enterprise services to businesses and other organizations through enterprise application programming interfaces. For example, our enhanced messaging application programming interfaces facilitate more convenient interaction between users and their followers. Using the application programming interfaces, third-party developers enable organizations to send private bulk messages to followers who subscribe for such messages. For example, many followers of the China Earthquake Networks Center have subscribed for earthquake news alerts. With the bulk-message function, the Center is able to send earthquake news through private messages to all of its subscribers at once. We also provide data application programming interfaces to third-party developers for them to provide data analytics services to brands and businesses.

Weibo Credit. Weibo Credit allows our users to purchase in-game virtual items and other types of fee-based services on Weibo and for our platform partners to receive payment in an easy-to-use, secure and trusted environment.

Competition

Major Chinese internet companies, including Sohu, NetEase, Tencent and Phoenix New Media, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content.

In addition, as a form of social media featuring social networking services and messaging services, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include mobile applications, such as WhatsApp, Line, Ozone, WeChat, QQ Mobile, Kakao Talk, Yixin, Laiwang, Douban and Momo, and websites, such as renren.com. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce platforms that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services and navigation pages, such as Baidu, Inc. and Qihoo 360 Technology Co., Ltd. We may also face increasing competition from global social media and social networking services, such as Twitter and Facebook. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. See “Risk Factors—Risks Related to Our Business—If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.”

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against internet and mobile businesses that offer such services, including Sohu, Netease, Tencent, Baidu and Youku Tudou. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing spending. Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain a larger share of advertising and marketing budgets. We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors, including the size, composition and engagement of our user base, our ad targeting capabilities, market acceptance of our advertising and marketing services, our marketing and selling efforts, the return our customers receive from our advertising and marketing services and the strength and reputation of our brands. See “Risk Factors—Risks Related to Our Business—If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.”

We experience significant competition for highly skilled personnel, including management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees. See “Risk Factors—Risks Related to Our Business—Our business and growth could suffer if we are unable to hire and retain key personnel.”

Technology

Our business is based on our proprietary technology, which supports our unified platform, scalable distributed storage and social interest graph recommendation engine.

Unified Platform. We have developed a unified, open platform that allows our users, customers and platform partners to access a vast amount of content on Weibo from mobile devices, personal computers and other internet-enabled devices in real time. Our platform adopts service-oriented architecture that allows easy up-scaling and frequent upgrading of our products. Our platform is built on technologies that can process and analyze bulk data generated by millions of users instantaneously.

Scalable Distributed Storage. Our proprietary model optimizes and facilitates efficient data storage by dividing data into different levels. This distributed storage model allows us to efficiently manage billions of pieces of data while storing data on ordinary servers that are easily scalable. In addition, our proprietary cloud platform and multimedia data content delivery network (CDN) access acceleration technology allow us to store the massive volume of multimedia data generated, viewed or shared on our platform every day. Our geographically distributed architecture enables fast access for users across the country.

Social Interest Graph Recommendation Engine. We have developed a comprehensive database of our users’ social interest graphs as a result of the activities taking place on our platform. We create a social interest graph for each user account based on user actions such as Post, Repost, Comment, Like and Follow, social relationships, and demographic data such as age, gender and geography. Our social interest graph recommendation engine allows us and our customers to push content to Weibo users that they are more likely to find interesting and relevant. We are continually refining our recommendation engine to improve the relevance of information we push to users to increase user stickiness. In addition, we believe that advertisements can gain greater relevance from social context and become part of the user experience rather than an interruption of it.

Sales and Marketing

We maintain our own sales operations team. We transact business with key account customers primarily through third-party advertising agencies and with SMEs primarily through our distribution network.

Because of the expertise required to carry out an effective online marketing campaign, key accounts usually hire professional advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of services, including designing ad campaigns based on an analysis of the customer’s needs, crafting ads in various formats and providing analytical tracking.

Our distribution network for SME customers includes local distributors throughout China. Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up their accounts with us, and engaging in other marketing and educational services aimed at acquiring customers. We have relied on distributors for several reasons. Our customer base in China is geographically diverse and fragmented as most of our customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online advertising and marketing as compared to large companies and therefore benefit from the support provided by distributors. Distributors serve as an efficient channel for us to reach SME customers throughout China and collect payments from them. We require distributors to staff dedicated customer service representatives for our customers. We provide periodic training programs to our distributors to maintain the service quality of our distributors and strengthen our relationships with them.

SINA acts as our agent in servicing our advertising and marketing clients. We plan to sign an agreement with SINA relating to these sales and marketing services. See “Our Relationship with Major Shareholders—Our Relationship with SINA—Sales and Marketing Services Agreement.” We will continue to offer integrated solutions to customers with both SINA’s and our advertising and marketing solutions. We believe that our advertising and marketing solutions are complementary to SINA’s.

We believe that our position as a leading social media platform in China has given us widespread name recognition. We focus on continually improving the quality of our products and services to strengthen our brand, as we believe satisfied users and customers are more likely to recommend our products and services to others. While word of mouth has helped us, we also make selective use of advertising, promotions and special events to promote Weibo awareness and usage.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 1 patent and applied for an additional 26 patents with the PRC State Intellectual Property Office. We have registered 14 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “ ,” “ ” and “ ” trademarks.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Risk Factors—Risks Related to Our Business—We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects”.

Employees

We had 1,277, 1,329 and 2,043 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 1,633 employees in Beijing and 410 employees in Tianjin, Shanghai, Chengdu and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2012 and 2013.

	As of December 31,
	2012	2013
Function:
Product development	1,029	1,493
Sales, customer service and marketing	220	370
Operations	75	169
General administration and human resources	5	11

Total	1,329	2,043

The employee numbers in this “Employees” section do not include employees of SINA who spend part of their time working for our business and who have part of their staff-related expenses allocated to us.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our management and product development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment, provided that we pay compensation equal to 50% of the employee’s salary during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Facilities

Our headquarters and our principal product development facilities are located in Beijing. We have leased an aggregate of 21,515 square meters of office space in Beijing, Tianjin, Shanghai and Hangzhou as of December 31, 2013. These leases vary in duration from one to three years. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space with us for our employees to use. The shared rental costs represented approximately 35% of our total rental costs for office space in 2013.

The servers that we use to provide our products and services are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, but they also include servers located at various internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong. We share the use of these servers with SINA under a transitional services agreement. Maintenance and repair are the responsibility of SINA employees for the time being, and these services are also governed by the transitional services agreement. See “Our Relationship with Major Shareholders—Our Relationship with SINA—Transitional Services Agreement.”

Insurance

We maintain property insurance policies covering certain equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other internet companies of similar size in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

PRC REGULATION

Our business operations are primarily in the PRC and are primarily subject to PRC laws and regulations. This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations, promulgated by the State Council in 2000, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services is a subcategory of value-added telecommunications services. Under these regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

The State Council issued the Administrative Measures on Internet Information Services concurrently with the Telecommunications Regulations in 2000 to regulate internet content provision services. According to these measures, commercial internet content provision service operators must obtain an Internet Content Provision License from the relevant government authorities before engaging in any commercial internet content provision operations within the PRC. These measures further stipulate that entities providing internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the approval of the national government authorities responsible for such areas prior to applying for an operating license from the relevant government authorities. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, which require the operator to obtain a special Bulletin Board Service Permit from the local bureau of MIIT prior to engaging in bulletin board services. Bulletin board services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, this permit requirement for operating bulletin board services was terminated by a decision issued by the State Council. However, in practice, the competent authorities in Beijing still require the relevant operating companies to obtain such approval for the operation of bulletin board services.

The Several Provisions for Standardizing the Market Order of Internet Information Services, issued by the MIIT in 2012, strengthen the regulation of the operations of internet information service providers, including prohibiting internet information service providers from infringing the rights and interests of other internet information service providers, regulating evaluations provided by internet information service providers regarding the services and products of other internet information service providers, and regulating the installation and running of software offered by internet information service providers. These provisions also provide various rules to protect the interests of internet information users, such as requesting internet information service providers to take measures to protect the privacy information of their users and prohibiting internet information service providers from cheating and misleading their users.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2001 and revised in 2009, set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information service operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

To comply with these PRC laws and regulations, Weimeng holds an Internet Content Provision License issued by the Beijing Telecommunications Administration. Moreover, Weimeng also holds a Bulletin Board Service Permit issued by the Beijing Telecommunications Administration. In addition, Weimeng is in the process of applying for an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council in 2001 and amended in 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local branches, and the relevant approval application process usually takes six to nine months. Due to the limitation of foreign investment in value-added telecommunications services companies that provide internet information services, we would be prohibited from acquiring any equity interest in Weimeng. In addition, we believe that our contractual arrangements with Weimeng and its individual shareholders provide us with sufficient and effective control over Weimeng. Accordingly, we currently do not plan to acquire any equity interest in Weimeng.

The Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, issued in 2006, prohibits domestic telecommunications services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. Either the holder of a value-added telecommunications business operating license or its shareholders must legally own the domain names and trademarks used by such license holder in providing value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in the relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these PRC regulations, we operate our platform through Weimeng. Weimeng is currently owned by four individuals, Z. Cao, Y. Lu, Y. Liu, and W. Wang, all of whom are PRC citizens. Weimeng holds an Internet Content Provision License and a Bulletin Board Service Permit. Weimeng owns the domain names related to its operations and our platform (weibo.com, weibo.cn, and weibo.com.cn), while the trademarks relating to our operations are held by Weibo Technology and SINA’s subsidiaries. Weibo Technology is in the process of transferring the trademarks it owns to Weimeng. Due to the fact that trademarks owned by SINA’s subsidiaries contain SINA’s Chinese name or logo, such trademarks cannot be transferred to us. However, each of SINA’s subsidiaries has granted an exclusive license to Weimeng for its use of such trademarks. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by Weimeng, we may need to transfer these trademarks to Weimeng, which could severely disrupt our business.

If, despite these precautions, the PRC government determines that we do not comply with applicable laws and regulations, it can revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our platform, require us to restructure our operations, including possibly the establishment or restructuring of a foreign-invested telecommunications enterprise, re-application for the necessary licenses, or relocation of our businesses, staff and assets, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Administrative Measures on Internet Information Services, violators may be subject to penalties, including criminal sanctions, for internet content that:

•	opposes the fundamental principles stated in the PRC Constitution;

•	compromises national security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	undermines the PRC’s religious policy or propagates superstition;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	is otherwise prohibited by law or administrative regulations.

Internet content provision service operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of Internet Content Provision License holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their Internet Content Provision Licenses.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our platform, including a team of employees dedicated to screening and monitoring content uploaded on our platform and removing inappropriate or infringing content.

To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our platform or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and number of users on our website increase. See “Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on our website.”

Regulations on Information Security

Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress and amended in 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, promulgated by the Ministry of Public Security in 1997, prohibit the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security in 2005, require all internet content provision operators to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Internet content provision operators must regularly update information security systems for their websites with local public security authorities, and must also report any instances of public dissemination of prohibited content. If an internet content provision operator violates these measures, the PRC government may revoke its Internet Content Provision License and shut down its websites.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

Because Weimeng is an internet content provision operator, we are subject to laws and regulations relating to information security. To comply with these laws and regulations, our VIE has completed the mandatory security filing procedures with local public security authorities. We regularly update our information security and content-filtering systems based on any newly issued content restrictions, and maintain records of user information as required by relevant laws and regulations. We have also taken measures to delete or remove links to content that, to our knowledge, contains information that violates PRC laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our platform, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases what content could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increase. See “Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on our website.”

Regulations on Internet Privacy

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. PRC law does not prohibit internet content provision operators from collecting and analyzing personal information from their users. However, the Administrative Measures on Internet Information Services prohibit an internet content provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the Administrative Measures on Internet Electronic Messaging Services, internet content provision operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent unless required by law. The regulations further authorize the relevant telecommunications authorities to order internet content provision operators to rectify any unauthorized disclosure. Internet content provision operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order internet content provision operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT and effective in 2012, stipulate that internet content provision operators must not, without user consent, collect user personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet content provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information. In addition, an internet content provision operator may only use such user personal information for the stated purposes under the internet content provision operator’s scope of service. Internet content provision operators are also required to ensure the proper security of user personal information, and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening the Protection of Online Information. Most requirements under the decision that are relevant to internet content provision operators are consistent with the requirements already established under the MIIT provisions mentioned above, though often more strict and broad. Under the decision, if an internet content provision operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. Internet content provision operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. Internet content provision operators are further prohibited from divulging, distorting or destroying of any such personal electronic information, or selling or proving such information to other parties. The decision also requires that internet content provision operators providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations and website closures.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet content provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet content provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet content provision operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an internet content provision operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the internet content provision operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the order states that violators may face warnings, fines, and disclosure to the public and, in most severe cases, criminal liability.

To comply with these laws and regulations, we require our users to accept terms of services under which they agree to provide certain personal information to us, to have established information security systems protect user privacy and to have such information filed with the MIIT or its local branch as required. If our VIE, which is an internet content provision operator, violates PRC laws in this regard, the MIIT or its local bureau may impose penalties and our VIE may be liable for damages caused to their users. See “Risk Factors—Risks Related to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

Regulations on Microblogs

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites.

In order to comply with these rules, we have added additional clauses into the agreements between the users of our microblog service and us requesting our microblog users to register using their real names.

Regulations on Advertisements

There is no PRC law or regulation at the national level that specifically regulates online advertising. The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. Since 2005, the State Administration for Industry and Commerce has exempted most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) from the requirement that an enterprise hold an operating license for advertising in addition to a relevant business license in order to conduct any advertising business. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

Since 2005, most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) have been exempted from the requirement to obtain an advertising licence. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce in 2004 and amended in 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. In practice, the foreign investor is deemed compliant with the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising business outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business in China through our VIE, Weimeng.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. For serious violations, the State Administration for Industry and Commerce or its local branches may order the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers or advertising agencies must comply with the relevant laws and regulations.

Regulations on Online Game Operations and Cultural Products

Online Cultural Products

The Provisional Regulations for the Administration of Online Culture, issued by the Ministry of Culture in 2003 and further revised in 2004 and 2011, apply to entities engaging in activities related to “internet cultural products,” which include cultural products that are produced specifically for internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. According to these Regulations, commercial entities are required to apply to the relevant local branch of the Ministry of Culture for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of internet cultural products; the dissemination of online cultural products on the internet or the transmission of such products via internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or internet surfing service sites such as internet cafes; or the holding or exhibition of contests related to internet cultural products.

The Administrative Measures for Content Self-review by Internet Culture Business Entities, which were issued by the Ministry of Culture on August 1, 2013, and took effect on December 1, 2013, require internet culture business entities to review the content of products and services before providing them to the public. The content management system of an internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the Ministry of Culture.

Internet Publication

The Rules for the Administration of Electronic Publications, which were issued by the General Administration of Press and Publication in 1997 and further amended in 2008, regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under these rules and other regulations issued by the General Administration of Press and Publication, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the State Administration for Press, Publication, Radio, Film and Television, which was formed when the General Administration of Press and Publication was combined with the State Administration for Radio, Film and Television in March 2013.

The Provisional Rules for the Administration for Internet Publishing, jointly issued by the General Administration of Press and Publication and the MIIT in 2002, define “internet publications” as works that are either selected or edited to be published on the internet or transmitted to end-users through the internet for the purposes of browsing, reading, using or downloading by the general public. Such works primarily include content or articles (a) formerly published publicly in other media such as books, newspapers, periodicals, audio-visual products and electronic publications and (b) literature, art and articles on natural science, social science, engineering and other topics that have been edited. Under these provisional rules, the provision of online games is deemed to be an internet publication activity, and accordingly an online game operator must obtain an internet publishing license and a publishing number for each of its games in operation in order to directly make those games publicly available in the PRC.

Online Games

According to the Circular of the Ministry of Culture on Strengthening the Examination of Content of Online Games Products issued by the Ministry of Culture in 2004, the content of any foreign online game products should be examined and approved by the Ministry of Culture before they are operated within China. Entities engaged in developing and operating domestic online games products should register with the Ministry of Culture.

The Circular of the Ministry of Culture on Improving and Strengthening the Examination of Content of Online Games, issued by the Ministry of Culture in 2009, strictly prohibits offensive promotion and advertisement of online games, games propagating eroticism and gambling and violence, and requires game operators to obtain prior approval from the Ministry of Culture before operating any online games.

The Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, also known as Circular 13, was jointly published by the General Administration of Press and Publication, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications in 2009. Circular 13 expressly states that foreign investors are not permitted to participate in the operation of online games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In addition, according to Circular 13, the approval of the General Administration of Press and Publication is required for publishing any imported online games. Although Circular 13 was issued more than four years ago, it is not yet clear what impact, if any, it will have on the operation of online games in China.

The Interim Measures for Administration of Online Games, promulgated by the Ministry of Culture in 2010, reiterate that any online games operator should obtain an Online Culture Operating Permit to engage in online game services. In addition, the content of any imported online games should be examined and approved by the Ministry of Culture before they are operated within China, and any domestic online game must be registered with the Ministry of Culture within 30 days after its launch.

As a result of the various regulations described above, commercial entities are required to apply to the relevant local branch of the Ministry of Culture for an Online Culture Operating Permit to provide online games services.

Virtual Currency

The Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, jointly issued by the Ministry of Culture, the People’s Bank of China and other government authorities in 2007, directs the People’s Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the real economic and financial systems. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real e-commerce transactions. This notice also provides that virtual currency should only be used to purchase virtual items.

The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

Protection of Minors

In 2007, the General Administration of Press and Publication and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

The Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, issued by the General Administration of Press and Publication, the MIIT, the Ministry of Education and five other governmental authorities in 2011, imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. Its main focus is to prevent minors from using an adult ID to play internet games. The operation of an online game may be terminated if the operator is found to be in violation of this notice.

The Implementation of Online Game Monitoring System of the Guardians of Minors, a circular jointly issued by the Ministry of Culture, the MIIT and six other central government authorities in 2011, aimed to provide specific protective measures to monitor the online game activities of minors and curb addictive online game play behavior by minors. Under this circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system was formally implemented on March 1, 2011.

The Work Plan for the Integrated Prevention of Minors’ Online Game Addiction, jointly issued by the General Administration of Press and Publication, the Ministry of Education, the Ministry of Culture, the MIIT and 11 other PRC government authorities on February 5, 2013, implemented integrated measures by different authorities to prevent minors from becoming addicted to online games. Under the work plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued, and as a result, online game operators will be required to implement additional measures to protect minors.

Weimeng currently holds an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” and the “operation of game products” issued by the Ministry of Culture in July 2011, which is valid through December 31, 2014. Weimeng is in the process of applying for an internet publishing permit. We have adopted our own anti-fatigue and real name registration systems.

Regulations on Broadcasting Audio/Video Programs through the Internet

The Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, promulgated by the State Administration for Radio, Film and Television in 2004, apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an audio/video program transmission license issued by the State Administration for Radio, Film and Television and must operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in these activities.

On December 20, 2007, the State Administration for Radio, Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the earlier rules that online audio/video service providers must obtain an internet audio/video program transmission license from the State Administration for Radio, Film and Television. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the website of State Administration for Radio, Film and Television on February 3, 2008, officials from the State Administration for Radio, Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000 ($4,956), seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

Weimeng is not qualified to obtain an internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company, nor did it begin operation prior to the issuance of Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when it is feasible to do so. Currently, all the audio/video programs posted on our platform are delivered through third-party websites, each of which has an internet audio/video program transmission license.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of Internet Music, which became effective immediately upon its issuance. These suggestions, among other things, reiterate the requirement for an internet service provider to obtain an internet culture business permit to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by these suggestions.

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

Weimeng has obtained an Online Culture Operating Permit, the scope of which covers online music operations.

Regulations on Internet News Dissemination

The Administrative Regulations for Internet News Information Services were jointly promulgated by the State Council Information Office and the MIIT in 2005, replacing the previous rules. These regulations stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in the these regulations but may not publish news items produced by themselves or other news sources. These regulations also require the general websites of non-news organizations to obtain permit and approval from the State Council Information Office at both the provincial and national level before they commence providing news dissemination services.

Weimeng currently provides a platform for our users to post news, current topics and social events and has not obtained an internet news publication license. However, if the relevant government authorities determine that the services provided by Weimeng are internet news dissemination services and an internet news publication license for such services is needed, we may need to apply for the relevant approval and license, which Weimeng may not successfully obtain in a timely manner or at all.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent. The Patent Law was adopted in 1984 and amended in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

We have registered 1 patent and applied for 26 patents with the State Intellectual Property Office.

Copyright. The Copyright Law was adopted in 1990 and amended in 2001 and 2010. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the losses of copyright owners. The Copyright Law further provides that the infringer must compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the illegal income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000 ($82,594).

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to the Internet in 2005.

The Protection of the Right of Communication through Information Networks was promulgated by the State Council in 2006. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

Under the Torts Liability Law, which became effective in 2010, both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the internet user for damages resulting from the infringement.

To address issues related to the hearing of civil disputes concerning the infringement of the right of communication through information networks, the PRC Supreme People’s Court issued the Provisions on Several Issues Concerning the Application of Law in Hearings of Civil Dispute Cases on the Infringement of Information Networking Transmission Rights, which took effect as of January 1, 2013. This document provides more detailed guidance as to the circumstances in which the provision by network users or network service providers of other’s works, performances, and audio or video products without permission from the rights owner constitutes infringement of information network transmission rights. This document provides that internet service providers will be jointly liable if they assist in infringing activities or fail to remove infringing content from their websites once they know of the infringement or receive notice from the rights holder. This document also provides that where a network service provider obtains economic advantage directly from the works, performances, and sound or visual recordings provided by the network service provider, it must pay close attention to infringement of network information transmission rights by network users.

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued amended measures, which became effective on April 10, 2009. These measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

In compliance with, and in order to take advantage of, the above rules, we have registered 14 software copyrights.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office, which is under the State Administration for Industry and Commerce and handles trademark registration affairs in China, will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. “ ,” and “ ” are registered trademarks of SINA’s subsidiaries in China and are exclusively licensed to us for use.

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, as amended in 2009 and 2012. According to these rules, any natural person or organization that can bear independently its own civil responsibilities has the right to apply for the domain registration under the top level domain names, such as “.cn” and “. ”. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, such as the first tier domain name “.cn”. In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in February 2006 and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including weibo.com, weibo.cn, and weibo.com.cn.

Anti-unfair Competition. Under the Anti-Unfair Competition Law, effective in 1993, a business operator is prohibited from any of the following unfair means:

•	counterfeiting a registered trademark of another person;

•	using, without authorization, the name, packaging or decoration unique to a famous product, or any similar name, packaging or decoration, in a way that could cause purchasers to mistake the offered product for the famous product; and

•	using, without authorization, the name of another enterprise or person, thereby leading people to mistake their commodities for those of the said enterprise or person.

In addition, the Supreme People’s Court has promulgated an interpretation on select issues relating to the application of the law in civil trials for unfair competition cases (the Interpretation), effective as of February 1, 2007. This Interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators and maintain orderly market competition.

See “Risk factors—Risks Related to Our Business—We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.”

Regulations on Foreign Exchange

Under the 2008 Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterparts.

Under the 1996 Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterparts. Capital investments by PRC entities outside of China, after obtaining the required approvals from the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterparts.

In utilizing the proceeds we expect to receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

The Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, was issued by SAFE in 2008. Pursuant to Circular 142, RMB capital resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the scope of business as approved by the applicable governmental authority and cannot be used for domestic equity investments, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of Circular 142 could result in severe monetary fines or penalties. We expect that if we convert the net proceeds from this offering into RMB pursuant to Circular 142, our use of RMB funds will be within the approved scope of business of our PRC subsidiary. Such scope of business includes “technical services” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiary. Under PRC laws and regulations, although PRC governmental authorities are required to process such approvals and/or registrations or deny our application within a prescribed time period, the actual time taken, however, may be longer due to administrative delays. We cannot assure that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we expect to receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary.”

Regulations on Employee Stock Options Plans

In 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. SAFE issued implementing rules for these measures in 2007 that specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. In 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Listed Companies. In 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies to replace the former procedures. The new notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially with respect to the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the former procedures. The purpose of both the former procedures and the new notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock holding plans or share option plans of overseas listed companies.

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such resident an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or exercise of share options, as PRC residents may not directly use overseas funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including for example, any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules with respect to depositing foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the new notice require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or share option plan are subject to the new notice. If we or our PRC employees fail to comply with the new notice, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restrictions on foreign currency conversions and additional capital contributions to our PRC subsidiary.

In addition, the State Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income taxes. Our PRC subsidiary has obligations to file documents related to employee share options with the relevant tax authorities and withhold individual income taxes of employees who exercise their share options.

See “Risk Factors—Risks Relating to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.”

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits. If we are made subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rules established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Risk Factors—Risks Relating to Doing Business in China—PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Charles Chao	48	Chairman of the Board of Directors
Hong Du	42	Director
Yichen Zhang	50	Independent Director
Gaofei Wang	35	Chief Executive Officer
Bonnie Yi Zhang	40	Chief Financial Officer
Jingdong Ge	41	Vice President, Marketing
Yajuan Wang	45	Vice President, Business Operations

Charles Chao has served as our Chairman of the Board since our inception. He has served as the Chairman of the Board of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005, and Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as SINA’s Vice President, Finance. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Co-Chairman of E-House (China) Holdings Limited, an NYSE-listed real estate services company, and a director of NetDragon Websoft Inc., an HKSE-listed company providing technology for online gaming. Mr. Chao holds a Master of Professional Accounting degree from the University of Texas at Austin, an M.A. in Journalism from the University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

Hong Du has served as our director since January 2014. Since February 2013, Ms. Du has served as SINA’s Co-President and Chief Operating Officer. Ms. Du joined SINA in November 1999 and worked in Business Development until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as the General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, Senior Vice President of Sales and Marketing from February 2007 to February 2008, and Chief Operating Officer from February 2008 to February 2013. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in management information systems from San Francisco State University.

Yichen Zhang has served as our independent director since January 2014. Mr. Zhang has served as a director of SINA since May 2002. Since 2003, Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited, a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid 1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. Mr. Zhang is a graduate of the Massachusetts Institute of Technology.

Gaofei Wang has served as our Chief Executive Officer since February 2014 and as Senior Vice President at SINA since May 2013. Mr. Wang has been actively involved in the product and business development of Weibo since its inception and was promoted to General Manager of Weibo in December 2012. Mr. Wang joined SINA in August 2000 and worked in its product development department until early 2004 when he transferred to the

SINA Mobile division. He served as General Manager of SINA Mobile from November 2006 to November 2012. Mr. Wang holds a B.S. in Computer Science from Peking University and Executive M.B.A. from Guanghua School of Management of Peking University.

Bonnie Yi Zhang has served as our Chief Financial Officer since March 2014. Prior to joining us, Ms. Zhang was the chief financial officer of AdChina Ltd., a company operating an integrated internet advertising platform in China, from May 2011 to February 2014. From October 2007 to April 2011, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies listed in the United States and Chinese companies making initial public offerings in the United States. From May 2005 to August 2007, she served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP. While she was with that group, Ms. Zhang was primarily responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC and was primarily focusing on foreign private issuers. Ms. Zhang graduated summa cum laude in 1997 with a B.A. in Business Administration from McDaniel College in Maryland. She is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

Jingdong Ge has served as our Vice President, Marketing since February 2014. Previously, Mr. Ge served as SINA’s General Manager, Marketing, Channels and Regional Operations form October 2007 to January 2014. From February 2000 to September 2007, Mr. Ge served in various functions in SINA’s sales department. Mr. Ge holds an M.B.A. degree from the University of Hong Kong.

Yajuan Wang has served as our Vice President, Business Operations since February 2014. Since May 2012, Ms. Wang has served as SINA’s Vice President, Business Operations. Prior to joining SINA, Ms. Wang worked at Baidu as its director of business operations from November 2008 to April 2012. Previously, Ms. Wang worked for Microsoft (China) as Customer/Partner Experience Manager from May 2003 to July 2004 and for China Hewlett-Packard from 1993 to 2002, mainly responsible for Customer Service Delivery. Ms. Wang holds an executive M.B.A. degree and a B.A. in Information Science from Peking University in China.

Employment Agreements

We plan to enter into employment agreements with our senior executive officers. Pursuant to these agreements, we will be entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. In connection with the employment agreement, each senior executive officer will enter into an intellectual property ownership and confidentiality agreement and agree to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer will also agree that we shall own all the intellectual property developed by such officer during his or her employment.

Conflicts of Interest

Our chief executive officer Mr. Gaofei Wang is also a corporate senior vice president of SINA. Two directors of our company are also executive officers of SINA. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for SINA and us. If we have any conflicts of interest with SINA, we may not resolve such conflicts on favorable terms for us because of SINA’s controlling ownership interest in us and the overlapping director and officer positions at both companies.

We have adopted a code of business conduct and ethics which requires our directors, officers and employees to avoid conflicts of interest in various aspects. In particular, no employee may be employed by a business that competes with our company. No employee may use corporate property, information or his or her position with us to secure a business opportunity that would otherwise be available to us. If an employee discovers a business opportunity that is in our line of business through the use of our property, information or position, the employee must first present the business opportunity to us before pursuing the opportunity in his or her individual capacity. No employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to our company, or requires the employee to devote time to it during such employee’s working hours at our company. No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of ours. Employees are required to fully disclose any situation that could reasonably be expected to give rise to a conflict of interest. Conflicts of interest may only be waived by our board of directors or the appropriate committee of our board of directors.

Board of Directors

Our board of directors currently consists of three directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Under our memorandum and articles of association effective after this offering, our board of directors should consist of not less than two persons. Our shareholders may appoint any person to be a director by way of ordinary resolution. The directors also have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting of our company and shall then be eligible for re-election at that meeting. At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election thereat. Pursuant to the shareholders’ agreement between SINA, Ali WB and our company, Ali WB has been granted an option to increase its ownership in our company up to 30% on a fully diluted basis. If Ali WB exercises such option in full, it will have the right to appoint a number of directors in proportion to the percentage of its ownership in our company. If Ali WB exercises its option in full, the board representation rights will be effected through an agreement between SINA, Ali WB and our company which will provide that Ali WB will have the right to appoint, in case of non-independent directors, or nominate, in case of independent directors, such number of directors as is proportional to the percentage of its ownership in our company on a fully diluted basis (such number of directors to be rounded down the closest integer). Nevertheless, the number of non-independent directors Ali WB is entitled to appoint shall be no fewer than one director. Ali WB’s board representation rights may be assigned to a “qualified new investor” under certain circumstance. For further details, see “Our Relationship with Major Shareholders—Our Relationship with Alibaba—Shareholders’ Agreement—Ali WB’s Board Representation Rights.”

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Messrs.                     ,                     ,                      and                     , and will be chaired by Mr.                     . Mr.                      and Mr.                      satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr.                      qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Messrs.                     ,                     and                     , and will be chaired by Mr.                     . Mr.                      and Mr.                      satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee will consist of Messrs.                     ,                     , and                     , and will be chaired by Mr.                     . Mr.                      and Mr.                      satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties, including duties of loyalty and duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting. After the completion of this offering, at each annual general meeting of our company, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated. In addition, Ali WB has obtained certain board representation rights. See “Our Relationship with Major Shareholders—Our Relationship with Alibaba.”

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid an aggregate of approximately RMB3.0 million ($0.5 million) in cash and benefits to our executive officers, and we did not have non-executive directors during that period. For share incentive grants to our officers and directors, see “—Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

We adopted our 2010 Share Incentive Plan, or the 2010 Plan, in August 2010 to link the personal interests of our employees, directors and consultants to the success of our business. The maximum aggregate number of shares which may be issued under the 2010 Plan is 35,000,000 ordinary shares. As of December 31, 2013, 800,000 restricted share units and options to purchase 34,218,957 ordinary shares had been granted, of which 800,000 restricted share units and options to purchase 18,560,576 ordinary shares were outstanding. We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014, and we will no longer issue any share incentive awards under the 2010 Plan. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan.

The following paragraphs summarize the terms of the 2010 Plan.

Types of Awards. The 2010 Plan permits the awards of options, share appreciation rights, restricted shares and restricted share units.

Plan Administration. A committee consisting of at least two individuals determined by our board acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2010 Plan and any award agreement.

Award Agreement. Options to purchase ordinary shares granted under the 2010 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The excises price of an option or a share appreciation right will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our employees, directors or consultants or employees, directors or consultants of our affiliates.

Term of the Awards. The term of each option or share appreciation right granted under the 2010 Plan shall not exceed ten years from date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Acceleration of Awards upon Change in Control. The plan administrator may determine, at the time of grant or thereafter, that an ward shall become vested and exercisable, in full or in part, in the event that a change in control of our company occurs.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate on August 15, 2020 provided that our board may terminate the plan at any time and for any reason.

We adopted the 2014 Plan in March 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 5,647,872, plus an automatic increase on January 1, 2015 by an amount equal to 10% of the total number of shares issued and outstanding on a fully-diluted basis as of December 31, 2014. We have not granted any awards under the 2014 Plan as of the date of this prospectus. The following paragraphs summarize the terms of the 2014 Plan.

Types of Awards. The 2014 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2014 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Exercise Price and Purchase Price. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

Eligibility. We may grant awards to our employees, consultants or directors, employees of our parent company and subsidiaries or consultants of our affiliates.

Term of the Awards. The 2014 Plan shall be valid and effective for a period of ten years from the date of effectiveness. The term of each option grant shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement with each award recipient.

Transfer Restrictions. Unless otherwise provided by applicable law and by the award agreement, awards under the 2014 Plan may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions.

Termination. The plan administrator may at any time terminate the operation of the 2014 Plan.

The following table summarizes, as of the date of this prospectus, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2010 Plan:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Charles Chao	*		$0.36	September 28, 2010	September 28, 2017
Hong Du	*		$0.36	September 28, 2010	September 28, 2017
Yichen Zhang	*	(1)	—	November 8, 2013	—
Gaofei Wang	*		$0.36	September 28, 2010	September 28, 2017
Jingdong Ge	*		$0.36	August 16, 2010	August 16, 2017
	*		$0.41	October 21, 2010	October 21, 2017
	*		$3.50	October 8, 2013	October 8, 2020
Yajuan Wang	*		$3.36	July 20, 2012	July 20, 2019
	*		$3.25	January 1, 2013	January 1, 2020
	*		$3.50	October 8, 2013	October 8, 2020
Other grantees	15,166,185		From $0.36 to $3.50	From August 16, 2010 to December 30, 2013	From August 16, 2017 to December 30, 2020
	*	(1)	—	November 8, 2013	—
Total	18,964,219

*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of (1) all outstanding ordinary shares held by shareholders other than SINA and all outstanding preferred shares into Class A ordinary shares, and (2) all outstanding ordinary shares held by SINA into Class B ordinary shares, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

We will adopt a dual-class share structure immediately prior to the completion of this offering. The calculations in the table below are based on 180,437,706 ordinary shares outstanding on an as-converted basis as of the date of this prospectus,                      ordinary shares outstanding immediately prior to the completion of this offering, and                      ordinary shares outstanding immediately after the completion of this offering, including, as the case may be, (1)                     Class A ordinary shares to be sold by us in this offering in the form of ADSs, (2)                     Class A ordinary shares redesignated and converted from our outstanding ordinary shares held by shareholders other than SINA and from our outstanding preferred shares, (3)                     Class B ordinary shares redesignated and converted from our outstanding ordinary shares held by SINA, and (4)                      Class A ordinary shares issued to Ali WB upon the closing of this offering, being 20% of the total number of ordinary shares to be purchased by Ali WB pursuant to the exercise of its option, assuming that the underwriters do not exercise their over-allotment option. We intend to use the proceeds from the issuance of ordinary shares to Ali WB upon its option exercise to repurchase certain shares and vested options held by individuals who provided services to us at Alibaba’s option exercise price.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%(1)	Number	%(2)	Number	%(3)	Number	%(4)	Number	%(5)
Directors and Executive Officers:**
Charles Chao(6)	2,303,125	1.3
Hong Du	*	*
Yichen Zhang	—	—
Gaofei Wang	*	*
Bonnie Yi Zhang	—	—
Jingdong Ge	*	*
Yajuan Wang	*	*
All directors and executive officers as a group	4,826,247	2.6

Principal Shareholders:
SINA Corporation(7)	140,000,000	77.6
Ali WB Investment Holding Limited(8)	34,892,308	19.3

Notes:

*	Less than 1% of our total outstanding shares.
**	Except for Yichen Zhang, the business address of our directors and executive officers is 7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District, Beijing, 100080, People’s Republic of China. The business address of Yichen Zhang is CITIC, 26/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) 180,437,706, which is the total number of ordinary shares outstanding as of the date of this prospectus, including 30,046,154 ordinary shares convertible from our outstanding preferred shares, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of ordinary shares outstanding immediately after the completion of this offering, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus.
(3)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of Class A ordinary shares outstanding immediately after the completion of this offering, and (2) the number of Class A ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group by , which is the total number of Class B ordinary shares outstanding immediately after the completion of this offering.
(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group immediately after the completion of this offering with respect to all of our outstanding Class A and Class B ordinary shares as one class immediately after the completion of this offering. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(6)	Represents 1,865,625 ordinary shares held by Mr. Charles Chao and 437,500 ordinary shares Mr. Chao has the right to acquire within 60 days after the date of this prospectus upon his exercising an option to purchase our ordinary shares.
(7)	The address of SINA Corporation is 20/F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China. SINA Corporation is a reporting company under the Exchange Act, which is listed on the NASDAQ Global Select Market.
(8)	Represents (1) 4,846,154 ordinary shares, and (2) 30,046,154 ordinary shares issuable upon conversion of the same number of preferred shares held by Ali WB Investment Holding Limited, a Cayman Islands company. The address of Ali WB Investment Holding Limited is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

As of the date of this prospectus, we had 2,390,869 ordinary shares outstanding on an as converted basis that were held by three record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements between Weibo Technology, Weimeng and the shareholders of Weimeng.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders’ Agreement

See “Our Relationship with Major Shareholders—Our Relationship with Alibaba—Shareholders’ Agreement.”

Transactions with SINA

During 2011, we had deemed contributions from SINA of $5.3 million, costs and expenses allocated from SINA of $26.6 million, and interest expense due to SINA of $1.6 million. We had amounts due to SINA of $154.8 million and accrued liabilities due to SINA of $7.4 million as of December 31, 2011. The $5.3 million deemed contribution in 2011 represented the equity investment in Weibo Interactive that was contributed by SINA.

During 2012, we had costs and expenses allocated from SINA of $44.0 million and interest expense due to SINA of $4.9 million. We had amounts due to SINA of $393.4 million, accounts receivable due from SINA of $25.7 million and accrued liabilities due to SINA of $5.8 million as of December 31, 2012.

During 2013, we had deemed contributions from SINA of $13.1 million, costs and expenses allocated from SINA of $44.3 million and interest expense due to SINA of $6.7 million. We had amounts due to SINA of $267.7 million, accounts receivable due from SINA of $1.8 million and accrued liabilities due to SINA of $3.5 million as of December 31, 2013. The $13.1 million deemed contribution for the year ended December 31, 2013, included $4.6 million for the step-up acquisition of Weibo Interactive in 2013 and $8.5 million of interest waived.

Costs and expenses allocated from SINA represent services that were provided by SINA’s various subsidiaries and VIEs. The service fees were incurred using an allocation methodology based on proportional utilization. See “Our Relationship with Major Shareholders—Our Relationship with SINA” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

In 2011, SINA acquired a 55% equity interest in Weibo Interactive for consideration of $5.3 million. SINA accounted for it under the equity method of accounting, because SINA did not have control over the operations of Weibo Interactive. In May 2013, SINA acquired the remaining 45% equity interest in Weibo Interactive for consideration of $4.6 million and, as a result of taking control, began to consolidate Weibo Interactive. Subsequently, SINA transferred its 100% equity interest in Weibo Interactive to Weimeng in December 2013. The transfer of Weibo Interactive from SINA to Weimeng was accounted for as a business combination between entities under common control, with financial statements for prior periods retrospectively adjusted to reflect the transfer from the first day SINA took control in May 2013. The equity method investment in Weibo Interactive prior to obtaining control was also reflected in our consolidated financial statements as if the investment had been held by us since SINA’s acquisition of that investment in 2011. As a result, we have deemed contributions from SINA of $5.3 million in 2011 and $4.6 million in 2013 relating to the initial acquisition of a 55% equity interest and the subsequent acquisition of the remaining 45%, respectively. These amounts were reclassified from additional paid-in capital to amount due to SINA when the legal transfer of Weibo Interactive from SINA to Weimeng was completed in December 2013.

Our amounts due to SINA are calculated based on actual spending incurred by SINA for the development and support of our business, adjusted by amounts repaid to SINA by us at each period end. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of the People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand, but there is an understanding between us and SINA that the loans will be repaid after the completion of this offering.

Transactions with Alibaba

During 2013, we recorded $49.1 million in advertising and marketing services revenues from Alibaba. As of December 31, 2013, we had $21.3 million in accounts receivable due from Alibaba. See “Our Relationship with Major Shareholders—Our Relationship with Alibaba.”

Transactions with Weibo Interactive

We made a shareholder loan of $0.5 million in the second quarter of 2011 that was repaid at the end of 2011.

Weibo Interactive provided $3.5 million of game platform maintenance services to us in 2012 and the amount due to Weibo Interactive for the services was repaid in 2013.

In December 2013, Weibo Interactive was acquired by Weimeng and became a wholly owned subsidiary of Weimeng.

Employment Agreements

See “Management—Employment Agreements.”

Share Incentives

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 700,000,000 shares comprising 600,000,000 ordinary shares with a par value of $0.00025 each and 100,000,000 preferred shares with a par value of $0.00025 each. As of the date of this prospectus, there are 150,391,552 ordinary shares and 30,046,154 preferred shares issued and outstanding. Immediately prior to the completion of this initial public offering, all of our issued and outstanding preferred shares will automatically convert into 30,046,154 Class A ordinary shares.

We have adopted an amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and will replace our existing amended and restated memorandum and articles of association in their entirety. Our post-offering amended and restated memorandum and articles of association provide that, immediately prior to the completion of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be $600,000 divided into (1) 1,800,000,000 Class A ordinary shares of a par value of $0.00025 each, (2) 200,000,000 Class B ordinary shares of a par value of $0.00025 each, and (3) 400,000,000 shares of a par value of $0.00025 each that are undesignated and are therefore available to be issued with such terms as the directors of our company may determine, including as Class A or Class B ordinary shares or preferred shares. All outstanding ordinary shares held by SINA will be automatically redesignated or converted into Class B ordinary shares on a one-for-one basis and all outstanding ordinary and preferred shares other than those held by SINA will be automatically redesignated or converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. Immediately upon the completion of this offering, we will have              Class A and              Class B ordinary shares outstanding. We will issue Class A ordinary shares represented by our ADSs in this offering. All options and restricted share units regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

Based on the assumptions and qualifications in its opinion that is filed as an exhibit to the registration statement that includes this prospectus, our Cayman Islands counsel, Maples and Calder, has advised us that all of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or shareholders in general meeting (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

Classes of Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time SINA Corporation and its Affiliates (as defined in our post-offering amended and restated memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our post-offering amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to three votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Maples and Calder, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Maples and Calder has confirmed that the inclusion in our post-offering amended and restated memorandum and articles of association of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least fourteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total voting power of their outstanding shares in our company.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than two directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting of our company and shall then be eligible for re-election at that meeting. At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election thereat.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

Proceedings of Board of Directors

Our post-offering memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our post-offering memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the NASDAQ rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•	an acts which is illegal or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, costs, charges, expenses, losses and damages incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provides that, on the requisition of any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, the board shall convene an extraordinary general meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our post-offering memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years:

Ordinary Shares

In August 2010 and June 2011, we issued in aggregate 140,000,000 ordinary shares to SINA in exchange for its capital investment of $35,000.

In April 2013, we issued in aggregate 3,498,099 ordinary shares to Ali WB in exchange for its capital investment of $58.7 million.

From August 2010 to the date of this prospectus, we issued a total of 6,893,453 ordinary shares to certain of SINA’s and our directors, executive officers and employees upon their exercise of the vested options.

Preferred Shares

On April 29, 2013, we issued 3,498,099 ordinary shares and 30,046,154 preferred shares to Ali WB for aggregate consideration of $563.2 million. As Ali WB was not our related party prior to its investment in our securities, the price of the preferred shares was determined based on negotiations between us and Ali WB and was approved by our board of directors. Our preferred shares will automatically convert into Class A ordinary shares immediately prior to the completion of this offering at an initial conversion ratio of 1:1 adjusted for dilutive issuance, split, subdivisions, recapitalization or combination of the outstanding ordinary shares.

Option Grants

We granted options to purchase our ordinary shares to certain of SINA’s and our directors, executive officers and employees under our 2010 Plan, for their past and future services. See “Management—Share Incentive Plan.”

On April 29, 2013, we granted an option to enable Ali WB to purchase our ordinary shares under the shareholders’ agreement between us, SINA and Ali WB. See “Our Relationship with Major Shareholders—Our Relationship with Alibaba—Shareholders’ Agreement.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement between us, the depositary and you as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless you specifically request certificated ADRs, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into between us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. A copy of the deposit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. You may find the registration statement and the attached deposit agreement on the SEC’s website at www.sec.gov. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer that is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution be available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange to have the shares deposited.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (for example, by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will instruct the custodian to vote all deposited securities in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	the fees, expenses and other charges charged by JPMorgan Chase Bank, N.A. and/or its agent (which may be a division, branch or affiliate) in connection with the conversion of foreign currency into U.S. dollars; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of any increase in any such fees and charges.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. By holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose, and shall if reasonably requested by us choose:

•	to amend the form of ADR;

•	to distribute additional or amended ADRs;

•	to distribute cash, securities or other property it has received in connection with such actions;

•	to sell any securities or property received and distribute the proceeds as cash; or

•	to do none of the above.

If the depositary chooses to do none of the above, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR

Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of the depositary’s charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	the depositary exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	the depositary performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	the depositary takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	the depositary relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. The depositary and its agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in its opinion may involve it in expense or liability, if indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian committed fraud or willful misconduct in the provision of custodial services to the depositary or failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have          ADSs outstanding, representing              Class A ordinary shares or, approximately     % of our outstanding Class A and Class B ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while we intend to list the ADSs on the NASDAQ Global Select Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

[All of our shareholders, all of our directors and executive officers and certain of our option holders have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus), subject to certain exceptions, including sales to us in connection with our plan to use the proceeds we will receive from Alibaba’s exercise of its option to acquire our Class A ordinary shares.

In addition, through a letter agreement, we will instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares.]

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal approximately Class A ordinary shares immediately after this offering; or

•	the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise, on the NASDAQ Global Select Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Our Relationship with Major Shareholders—Our Relationship with Alibaba—Shareholders’ Agreement—Ali WB’s Registration Rights.”

TAXATION

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of surrounding facts and circumstances, we do not believe that Weibo Corporation or Weibo HK should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if Weibo Corporation is treated as a PRC resident enterprise for PRC tax purposes, it will be subject to PRC tax on its global income at a uniform tax rate of 25%.

In addition, if Weibo Corporation is a PRC resident enterprise, PRC income tax at the rate of 10% will generally be applicable to interest and dividends payable by us to investors that are “non-resident enterprises” of the PRC, if such investors do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends.

Furthermore, any gain realized on the transfer of our ADSs or Class A ordinary shares by such investors would also be subject to PRC income tax at 10% if such gain is regarded as income derived from sources within the PRC.

As most of our operations are located within the PRC, interest and dividends payable by us to you, as well as any gain you may realize from the sale of our ADSs or Class A ordinary shares, may be deemed to be derived from sources within China. As a result, if we are treated as a “resident enterprise” for PRC tax purposes, such interest, dividends and gain may be subject to PRC tax. Any such tax may materially and adversely affect the value of your investment in our ADSs and Class A ordinary shares.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (“IRS”) and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift or alternative minimum tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ADSs or Class A ordinary shares.

General

The discussion below of U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or Class A ordinary shares and you are, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds our ADSs or Class A ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership holding our ADSs or Class A ordinary shares should consult their tax advisers regarding the tax consequences of an investment in the ADSs or Class A ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and future taxable years.

Assuming we are the owner of our VIE for U.S. federal income tax purposes, based on our current income and assets and projections of the value of our ADSs and Class A ordinary shares following this offering, we presently do not expect to be classified as a PFIC for the current taxable year and we do not anticipate becoming a PFIC in future taxable years. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.

In the event that we are deemed to be a PRC resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you are permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

You generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the ADSs or Class A ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the your holding period for the ADSs or Class A ordinary shares;

•	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Medicare Tax

An additional 3.8% Medicare tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or Class A ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or Class A ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. You are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of an investment in the ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, you may be required to submit to the IRS certain information with respect to your beneficial ownership of our ADSs or Class A ordinary shares, if such ADSs or Class A ordinary shares are not held on your behalf by a financial institution. This law also imposes penalties if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of ADSs or Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC are acting as the representatives of the underwriters named below.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. International plc
Piper Jaffray & Co.
China Renaissance Securities (Hong Kong) Limited

Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      ADSs from us. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of                      additional ADSs.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $                     per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Total expenses for this offering are estimated to be approximately $                    , including SEC registration fees of $                    , the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of $                    , NASDAQ listing fee of $                    , printing expenses of approximately $                    , legal fees and expenses of approximately $                    , accounting fees and expenses of approximately $                    , and miscellaneous expenses of approximately $                    . All amounts are estimated except for the fees relating to SEC registration, FINRA filing and NASDAQ listing.

We have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus), subject to certain exceptions, including the exercise by Ali WB of its option to acquire additional Class A ordinary shares under its shareholders’ agreement with SINA and us. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, all of our shareholders, all of our directors and executive officers and certain of our option holders have entered into a similar 180-day lock-up agreement with respect to our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities.

In addition, through a letter agreement, we will instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs has been negotiated between us and the representatives.

Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to have our ADSs listed on the NASDAQ Global Select Market under the symbol “WB.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on NASDAQ, the over-the-counter market or otherwise.

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

This prospectus does not constitute a public offer of the ADSs or Class A ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No underwriter may offer or sell, directly or indirectly, any ADSs or Class A ordinary shares in the Cayman Islands.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus

Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has severally represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Article 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Some of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. China Renaissance Securities (Hong Kong) Limited is not a broker-dealer registered with the U.S. Securities and Exchange Commission and therefore may not make sales of any of our ADSs in the United States or to U.S. persons. China Renaissance Securities (Hong Kong) Limited has agreed that it does not intend to and will not offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We currently anticipate that we will undertake a directed share program pursuant to which we will direct the underwriters to reserve                      ADSs offered in this offering for sale at the initial public offering price to directors, officers, employees, business associates and related persons through a directed share program. The number of ADSs available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, U.S.A.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by TransAsia Lawyers and for the underwriters by Haiwen & Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and TransAsia Lawyers with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

The combined and consolidated financial statements as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Immediately up effectiveness of the registration statement to which this prospectus is a part we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation:

In our opinion, the accompanying combined and consolidated balance sheets and the related combined and consolidated statements of loss and comprehensive loss, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Weibo Corporation (the “Company”) and its subsidiaries at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

February 18, 2014

WEIBO CORPORATION

COMBINED AND CONSOLIDATED BALANCE SHEETS

(In thousands except per share data)

	As of December 31,		Pro forma December 31, (Note 16)
	2012	2013	2013
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,906	$246,436	$246,436
Short-term investments	119,848	252,342	252,342
Accounts receivable due from third parties, net of allowances for doubtful accounts of $8, $3,014 and $3,014 (unaudited) as of December 31, 2012 and 2013 and pro forma, respectively	250	24,175	24,175
Accounts receivable due from SINA, net of allowances for doubtful accounts of $889, $228 and $228 (unaudited) as of December 31, 2012 and 2013 and pro forma, respectively (see Note 9)	25,679	1,830	1,830
Accounts receivable due from related party Alibaba (see Note 9)	—	21,299	21,299
Prepaid expenses and other current assets	3,082	5,693	5,693

Total current assets	151,765	551,775	551,775
Property and equipment, net	49,452	35,702	35,702
Intangible assets, net	—	3,071	3,071
Goodwill	—	7,517	7,517
Long-term investments	3,565	5,500	5,500
Other assets	776	3,369	3,369

Total assets	$205,558	606,934	606,934

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including amounts of the combined and consolidated VIE without recourse to the primary beneficiaries of $42,000, $87,402 and $87,402 (unaudited) as of December 31, 2012 and 2013 and pro forma, respectively. Note 1):

Accounts payable	$5,413	$824	$824
Accrued liabilities due to third parties and employees	8,925	52,907	52,907
Accrued liabilities due to related parties (see Note 9)	9,344	3,507	3,507
Deferred revenues	2,393	15,031	15,031
Amount due to SINA	393,391	267,722	267,722
Investor option liability	—	29,504	29,504

Total current liabilities	419,466	369,495	369,495

Long-term liabilities
Deferred tax liabilities	—	768	768

Total long-term liabilities	—	768	768

Total liabilities	$419,466	$370,263	$370,263

WEIBO CORPORATION

COMBINED AND CONSOLIDATED BALANCE SHEETS

(In thousands except per share data)

	As of December 31,		Pro forma December 31, (Note 16)
	2012	2013	2013
			(Unaudited)
Commitments and contingencies (Note 15)
Mezzanine equity (Note 3)
Convertible preferred shares ($0.00025 of par value per share; nil and 100,000 shares authorized; nil and 30,046 shares issued and outstanding with a redemption value of nil and $16.79 per share as of December 31, 2012 and 2013, respectively; no (unaudited) shares issued and outstanding, pro forma)	$—	$479,612	$—

Total mezzanine equity	$—	$479,612	$—

Shareholders’ equity (deficit):
Shareholders’ equity (deficit):
Ordinary shares: $0.00025 par value; 200,000 and 600,000 shares authorized; 143,445 and 150,392 shares issued and outstanding as of December 31, 2012 and 2013, respectively; 180,438 (unaudited) shares issued and outstanding, pro forma	$36	$37	$45
Additional paid-in capital	21,781	31,352	510,956
Accumulated other comprehensive income	1,011	521	521
Accumulated deficit	(236,736)	(274,851)	(274,851)

Total shareholders’ equity (deficit)	(213,908)	(242,941)	236,671

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$205,558	$606,934	$606,934

The accompanying notes are an integral part of these combined and consolidated financial statements.

WEIBO CORPORATION

COMBINED AND CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands except per share data)

	Year Ended December 31,
	2011	2012	2013
Revenues:
Advertising and marketing revenues
Third parties	$—	51,049	$99,291
Related party Alibaba (see Note 9)	—	—	49,135

	—	51,049	148,426
Other revenues	—	14,880	39,887

Total revenues	—	65,929	188,313
Costs and Expenses
Cost of revenues (include cost of revenues from related party of nil, $3,484, and nil for the year ended December 31, 2011, 2012 and 2013, respectively)	29,527	46,429	59,891
Sales and marketing	45,048	40,380	63,069
Product development	36,921	71,186	100,740
General and administrative	3,981	5,778	22,517

Total costs and expenses	115,477	163,773	246,217

Loss from operations	(115,477)	(97,844)	(57,904)
Loss from equity method investment	(423)	(1,340)	(1,236)
Remeasurement gain upon obtaining control (see Note 5)	—	—	3,116
Interest and other income (expense), net (include interest expense on amount due to SINA of $1,567, $4,923, and $6,708 for the year ended December 31, 2011, 2012 and 2013, respectively)	(1,750)	(4,853)	(2,884)
Change in fair value of investor option liability (Note 14)	—	—	21,064

Loss before income tax expenses	(117,650)	(104,037)	(37,844)
Less: Income tax expenses (benefits)	—	(1,551)	271

Net loss	$(117,650)	$(102,486)	$(38,115)

Other comprehensive income (loss)
Currency translation adjustments	908	18	(372)

Total comprehensive loss	$(116,742)	$(102,468)	$(38,487)

Basic net loss per share attributable to Weibo’s ordinary shareholders	$(0.84)	$(0.73)	$(0.26)
Shares used in computing basic net loss per share attributable to Weibo’s ordinary shareholders	140,000	140,831	146,820
Diluted net loss per share attributable to Weibo’s ordinary shareholders	$(0.84)	$(0.73)	$(0.26)
Shares used in computing diluted net loss per share attributable to Weibo’s ordinary shareholders	140,000	140,831	146,820

The accompanying notes are an integral part of these combined and consolidated financial statements.

WEIBO CORPORATION

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(In thousands)

	Ordinary Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balances at December 31, 2010	140,000	$35	$20,267	$85	$(16,600)	$3,787
Stock-based compensation	—	—	1,002	—	—	1,002
Net loss	—	—	—	—	(117,650)	(117,650)
Currency translation adjustments	—	—	—	908	—	908
Deemed contribution from SINA	—	—	5,328	—	—	5,328

Balance at December 31, 2011	140,000	$35	$26,597	$993	$(134,250)	$(106,625)
Issuance of ordinary shares pursuant to stock plan	3,445	1	1,230	—	—	1,231
Stock-based compensation	—	—	1,837	—	—	1,837
Repurchase of vested options	—	—	(7,883)	—	—	(7,883)
Net loss	—	—	—	—	(102,486)	(102,486)
Currency translation adjustments	—	—	—	18	—	18

Balance at December 31, 2012	143,445	$36	$21,781	$1,011	$(236,736)	$(213,908)

Issuance of ordinary shares pursuant to stock plan	3,449	—	1,258	—	—	1,258
Issuance of ordinary shares to related party Alibaba	3,498	1	39,037	—	—	39,038
Repurchase of vested options	—	—	(37,959)	—	—	(37,959)
Non-cash stock-based compensation	—	—	4,105	—	—	4,105
Deemed contribution from SINA	—	—	13,092	—	—	13,092
Legal transfer of Weibo Interactive and recognition of amount due to SINA	—	—	(10,080)	—	—	(10,080)
Net loss	—	—	—	—	(38,115)	(38,115)
Currency translation adjustments	—	—	118	(490)	—	(372)

Balance at December 31, 2013	150,392	$37	$31,352	$521	$(274,851)	$(242,941)

The accompanying notes are an integral part of these combined and consolidated financial statements.

WEIBO CORPORATION

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net loss	$(117,650)	$(102,486)	$(38,115)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,323	16,386	21,529
Stock-based compensation	1,002	1,837	4,105
Provision for allowance for doubtful accounts	—	897	2,345
Deferred income taxes	—	(1,551)	271
Loss from equity method investment	423	1,340	1,236
Remeasurement gain upon obtaining control	—	—	(3,116)
Change in fair value of investor option liability	—	—	(21,064)
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	—	(258)	(26,930)
Accounts receivable due from SINA	—	(26,567)	24,507
Accounts receivable due from related party Alibaba	—	—	(21,299)
Prepaid expenses and other current assets	(1,122)	(3,094)	(2,204)
Accrued liabilities due to third parties and employees	3,642	779	35,854
Accrued liabilities due to related parties	5,101	1,935	(5,835)
Deferred revenues	173	2,217	12,638
Interest payable on amount due to SINA	1,567	4,923	6,709

Net cash used in operating activities	(99,541)	(103,642)	(9,369)

Cash flows from investing activities:
Purchases of short-term investments	—	(117,564)	(250,000)
Maturities of short-term investments	—	—	117,564
Investment and repayment in long-term investments	—	—	(8,885)
Purchases of property and equipment	(42,565)	(18,962)	(12,044)

Net cash used in investing activities	(42,565)	(136,526)	(153,365)

Cash flows from financing activities:
Proceeds from options exercised	2,188	—	991
Proceeds from the issuance of preferred and ordinary shares (See Note 3)	—	—	585,799
Payment for ordinary shares and repurchase of vested options	—	(4,335)	(45,876)
Funding from SINA	134,103	233,703	26,644
Repayment of amount due to SINA	—	—	(159,816)
Other financing activities	—	—	(989)

Net cash provided by financing activities	136,291	229,368	406,753

Effect of exchange rate changes on cash and cash equivalents	908	18	(489)

Net increase (decrease) in cash and cash equivalents	(4,907)	(10,782)	243,530
Cash and cash equivalents at the beginning of the year	18,595	13,688	2,906
Cash and cash equivalents at the end of the year	$13,688	$2,906	$246,436

Supplemental disclosure of cash flow information
Cash paid for income taxes	$—	$—	$—
Cash paid for interest	$—	$—	$—
Supplemental schedule of non-cash investing and financing activities
Deemed contribution from SINA (see Note 9)	$5,328	$—	$13,092
Legal transfer of Weibo Interactive and recognition of amount due to SINA	$—	$—	$(10,080)

The accompanying notes are an integral part of these combined and consolidated financial statements.

WEIBO CORPORATION

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and reorganization

Weibo Corporation (“Weibo” or the “Company”) is a majority-owned subsidiary of SINA Corporation (the “Parent” or “SINA”) based in Beijing, China. As a leading social media platform for people to create, distribute and discover Chinese-based content, Weibo allows users to create and post a feed of up to 140 Chinese characters and attach multimedia or long-form content. Weibo is based on open platform architecture to support internally developed and third-party developer applications. The Company generates the majority of its revenues from advertising and marketing services as well as other services, including game-related services, VIP membership and data licensing.

Reorganization

Weibo business was founded by SINA, its parent, in 2009. Prior to the establishment of the Company, the operation of Weibo business was carried out by various subsidiaries and variable interest entities (“VIEs”) of SINA (the “Predecessor Operations”). After its establishment, the Company has gradually completed the reorganization steps as described below (the “Reorganization”).

Establishment of Weibo Corporation. Weibo is an exempted company with limited liability to act as the holding company for the Weibo business. Weibo Corporation, its subsidiaries, VIE and VIE’s subsidiary, together are referred to as “the Group”. The ownership structure of the subsidiaries, VIE and VIE’s subsidiary are set out as below:

Company	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries*
Weibo Hong Kong Limited (“Weibo HK”)	Incorporated on July 19, 2010	Hong Kong	100%
Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or the “WFOE”)	Incorporated on October 11, 2010	PRC	100%

The VIE and its subsidiary**
Beijing Weimeng Technology Co., Ltd (“Weimeng” or the VIE)	Incorporated on August 9, 2010	PRC	100%
Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’)	Acquired in May 2013 (Note 5)	PRC	100%

*	Weibo HK is a wholly owned subsidiary of Weibo Corporation, and Weibo Technology is a wholly owned subsidiary of Weibo HK.
**	The VIE and its subsidiary are controlled by the WFOE through a series of contractual agreements.

As a part of the Reorganization, the Group established Weibo Technology, a wholly foreign-owned enterprise as a subsidiary of Weibo HK. As further described below, Weibo Technology entered into a series of agreements with Weimeng and its equity owners, three non-executive employees of the Group or SINA. The Group has determined that it is the primary beneficiary of Weimeng through Weibo Technology’s contractual arrangements with Weimeng or the VIE. Accordingly, the Company has consolidated Weimeng’s results of operations, assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Transfer of assets and liabilities relating to Weibo business to the Group. According to the Company’s Shareholder Agreement dated April 29, 2013, the Group shall be liable for a loan payable to SINA for assets and liabilities incurred by SINA for the development of the Weibo business. The interest on amount due to SINA is calculated based on actual spending incurred by SINA for the development of Weibo business at each period end. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand. There is no written loan agreement signed between SINA and Weibo. The interest expenses incurred was $1.6 million, $4.9 million and $6.7 million for the years ended December 31, 2011, 2012 and 2013, respectively. On April 29, 2013, SINA waived the interest charged to the Group in the amount of $8.5 million. The total waived amounts were accounted for as deemed contribution from SINA. In accordance with the Shareholder Agreement, the amount due to SINA after the waiver was $250 million and further cash outlay after April 29, 2013 to support the development of the Weibo business will increase the amount due to SINA. As of December 31, 2013, the Group recorded amount due to SINA of $267.7 million, including an interest payable balance of $4.8 million.

Transfer of Equity Interests in Weibo Interactive. Starting from 2011, SINA held 55% equity interest of Weibo Interactive, an online-game platform company incorporated in China, and accounted for by SINA under the equity method of accounting as SINA had no control over the operations and assets of Weibo Interactive. Weibo Interactive has been providing game platform maintenance services to Weibo since 2012. In May 2013, SINA gained control of Weibo Interactive through a step acquisition in which the remaining 45% equity interest was obtained for a consideration of $4.6 million. In connection with the Reorganization, SINA entered into an agreement to transfer 100% equity interest in Weibo Interactive to the Group for a consideration of $10.1 million effective in December 2013 (see Note 5).

The transfer of Weibo Interactive to the Group was accounted for as a business combination between entities under common control with financial statements presented for prior periods retrospectively adjusted to reflect the transfer from the first day SINA took control in May 2013. The investment in Weibo Interactive prior to the step-up acquisition was also reflected in the Group’s combined and consolidated financial statements as if the investment was held by the Group since 2011.

The amounts recognized in the Group’s combined and consolidated financial statements reflected the assets and liabilities of Weibo Interactive at SINA’s historical carrying value. The net equity of Weibo Interactive was reflected in the Group’s combined and consolidated financial statements at the historical carrying value within the equity section as a deemed contribution from SINA. The $10.1 million of consideration payable to SINA was recognized when the transfer became legally effective in December 2013, which resulted in a decrease in equity and a corresponding increase in amount due to SINA. The service fees paid to Weibo Interactive prior to the May 2013 step-up acquisition were disclosed as related party transactions under cost of revenues in the Group’s combined and consolidated statements of loss and comprehensive loss. The service fees paid to Weibo Interactive after the step-up acquisition were eliminated as inter-company transactions.

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA grants the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company grants SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by SINA in case of the Company’s breach as provided in the agreement.

Basis of Presentation for the Reorganization

Since the Group and the Predecessor Operations are under common control, the accompanying combined and consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the Predecessor Operations for all periods presented.

The assets and liabilities have been stated at historical carrying amounts. In addition, the accompanying combined and consolidated financial statements have been prepared as if the current corporate structure, including the transfer of Weibo Interactive in December 2013, had been in existence throughout the periods presented.

Only those assets and liabilities that are specifically identifiable to Weibo business are included in the Group’s combined and consolidated balance sheets. Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payment to the Group are included in the accounts receivable due from SINA and if any uncollectible losses arise from the accounts receivable due from SINA, such losses will pass through to the Group. Liabilities directly related to Weibo but for which SINA will make payment and receive reimbursement from the Group are included in the accrued liabilities due to related parties. The Group is liable for a loan payable to SINA for assets and liabilities incurred by SINA for the development of the Weibo business and presented as amount due to SINA in the combined and consolidated balance sheets. The loan from SINA is presented as cash flow from financing activities in the combined and consolidated statements of cash flows. The Group’s statement of loss and comprehensive loss consists all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by management. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return. Total allocated expenses from SINA during the periods presented were as following:

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Cost of revenues	$13,912	17,769	14,760
Sales and marketing	214	2,506	6,074
Product development	10,124	21,111	19,256
General and administrative	2,366	2,574	4,215

	$26,616	43,960	44,305

However, while the expenses allocated to the Group for these items are not necessarily indicative of the expenses that would have been incurred if the Group had been a separate and independent entity, the Company does not believe that there is any significant difference between the nature and amount of these allocated expenses and the expenses that would have been incurred if the Group had been a separate and stand-alone entity.

Combination and Consolidation

The combined and consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its VIE, in which the Company is the primary beneficiary, and Weibo Interactive, an investment from July 2011 to May 2013. The transfer of Weibo Interactive in December 2013 was accounted for as a business combination between entities under common control with financial statements presented for prior periods retrospectively adjusted to reflect the transfer on a consolidated basis from the first day SINA took control in May 2013, and the financial statements were presented on a combined basis from July 2011 to May

2013 to include the equity method investment in Weibo Interactive. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides substantially all of its services in China via its VIE, which holds critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and net income (loss) in China were generated directly or indirectly through the VIE or the Predecessor Operations. The Company, through its subsidiary, has signed various agreements with its VIE to allow the transfer of economic benefits from the VIE to the Company.

The shareholders of the Company’s VIE are certain non-executive employees of the Company or SINA. The capital for their investments in the VIE is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIE during consolidation. Each shareholder of the VIE has agreed to transfer his equity interest in the VIE to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIE, including without limitation the right to appoint all directors of the VIE, have been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIE under which Weibo Technology provides technical and other services to the VIE in exchange for substantially all net income of the VIE. In addition, the shareholders of the VIE have pledged their shares in the VIE as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2012 and 2013, the total amount of interest-free loans to the VIE’s shareholders was $1.5 million and $1.5 million, respectively. As of December 31, 2012 and 2013, the aggregate accumulated loss of the VIE was $38.5 million and $13.6 million, respectively, which were included in the Group’s combined and consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cashflow of the VIE and its subsidiary taken as a whole, including the Predecessor Operations, which were included in the Group’s combined and consolidated balance sheets and statements of loss and comprehensive loss:

	As of December 31,
	2012	2013
	(In thousands)
Cash and cash equivalents	$1,582	$9,200
Accounts receivable	23,787	46,575
Property and equipment, net	2,264	1,155
Goodwill	—	7,517
Intangible assets	—	3,071
Equity investment	3,565	—
Others	1,011	6,042

Total assets	$32,209	$73,560

Accrued liabilities	$6,853	$18,180
Amount due to SINA	34,987	38,620
Amount due to the subsidiaries of the Group	—	20,933
Deferred revenues	145	8,901
Others	15	768

Total liabilities	$42,000	$87,402

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Net revenues	$—	54,432	$169,819
Net income (loss)	$(39,671)	4,531	$24,864

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Net cash provided by (used in) operating activities	$(5,318)	$(5,564)	$25,236
Net cash used in investing activities	(286)	—	(3,120)
Net cash provided by (used in) financing activities	6,039	5,862	(14,498)
Net increase in cash and cash equivalents	$435	$298	$7,618

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through Weibo Technology, and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE and its subsidiary, except for registered capital of VIE and its subsidiary amounting to $1.5 million as of December 31, 2012 and amounting to $7.0 million as of December 31, 2013. Since the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses mainly through its VIE, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of advertising and marketing service provided by the VIE to the related party was nil, nil and $49.1 million for the years ended December 31, 2011, 2012 and 2013, respectively. The total amount of costs and expenses allocated from SINA to the VIE was $35.3 million, $42.7 million and $37.2 million for the years ended December 31, 2011, 2012 and 2013. The total amount of game platform maintenance services provided by a related party to the VIE was nil, $3.5 million and nil for the years ended December 31, 2011, 2012 and 2013. In connection with the Reorganization, SINA transferred 100% equity interest in Weibo Interactive to the VIE in December 2013 for a consideration of $10.1 million.

Unrecognized revenue-producing assets held by the VIE include the Internet Content Provision License, the Online Culture Operating Permit, and the domain names of weibo.com, weibo.cn and weibo.com.cn. Recognized revenue-producing assets held by the VIE include customer lists relating to game-related services, game platform technology and the non-compete agreement, which were acquired upon the acquisition of Weibo Interactive. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, game-related services, VIP Memberships and data licensing, as well as trademarks, are also held by Weibo Technology, the WFOE.

The following is a summary of the VIE agreements:

Loan Agreements. The Company’s wholly owned subsidiary, Weibo Technology has granted interest-free loans to the shareholders of the VIE with the sole purpose of providing funds necessary for the capital injection of the VIE. The terms of the loans are for 10 years, and Weibo Technology has the right to, at its own discretion, shorten or extend the terms of the loans, if necessary. These loans were eliminated with the capital of the VIE during consolidation.

Share Transfer Agreements. Each shareholder of the VIE has granted Weibo Technology an option to purchase his shares in the VIE at a purchase price equal to the amount of capital injection. Weibo Technology may exercise such option at any time until it has acquired all shares of such VIE, subject to applicable PRC laws. The options will be effective until the earlier of (i) the shareholders of the VIE and Weibo Technology have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIE and Weibo Technology agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the VIE has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment.

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIE has authorized Weibo Technology to exercise all his voting power as a shareholder of the VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of the VIE, including without limitation to the appointment of directors, transfer, mortgage or dispose of the VIE’s assets, transfer of any equity interest in the VIE, and merger, split, dissolution and liquidation of the VIE. The authorizations are irrevocable and will not expire until the VIE dissolves.

Share Pledge Agreements. Each shareholder of the VIE has pledged all his shares in the VIE and all other rights relevant to the share rights to Weibo Technology, as a collateral security for his obligations to pay off all debts to Weibo Technology, under the loan agreement and for the payment obligations of the VIE under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of each agreement, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the VIE and the shareholders of the VIE have fully performed their obligations under the above-referred agreements, and (ii) Weibo Technology unilaterally consents to terminate the respective share pledge agreement.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. VIE has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for VIE’s online advertising and other related businesses. Under the exclusive sales agency agreement, VIE has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by VIE. The term of the technical service agreement and the sales agency agreement will not expire until VIE dissolves.

Due to its control over VIE, Weibo Technology has the right to determine the service fee to be charged to VIE under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of VIE, applicable tax rates, planned capital expenditure and business strategies. Weibo Technology charged an amount of $79.2 million service fees from the VIE under these agreements for the year ended December 31, 2013, which was determined based on the actual cost incurred for providing such service and the cash position and operation of the VIE. No service fees were charged for the years ended December 31, 2011 and 2012.

Under the trademark license agreement, Weibo Technology has granted VIE trademark licenses to use the trademarks held by Weibo Technology in specific areas, and VIE is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology.

The Company believes that the contractual arrangements among its subsidiary, the VIE and its shareholders are in compliance with current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and its subsidiary in the combined and consolidated financial statements. The Company’s ability to control its VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIE were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiary or VIE. The Company believes the possibility that it will no longer be able to control and consolidate its VIE or that a loss will occur as a result of the aforementioned risks and uncertainties is remote.

2. Significant Accounting Policies

Basis of presentation and use of estimates

The preparation of the Group’s combined and consolidated financial statements is in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Group believes the basis of combination and consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, and the determination of the estimated useful lives of assets reflect the more significant judgments and estimates used in the preparation of its combined and consolidated financial statements.

In June 2011, the Company implemented share recapitalization to reflect a share split for all ordinary shares then issued and outstanding. All information related to ordinary shares and stock options have been retroactively adjusted to give effect to the share split.

Fair value measurements

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the combined and consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from related party Alibaba, accounts receivable due from SINA, prepaid expenses and other current assets, accounts payable, amount due to SINA, accrued liabilities due to third parties and employees, accrued liabilities due to related parties and deferred revenues approximates fair value because of their short-term nature. See Note 14 Financial instruments for additional information.

Cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits stated at cost plus accrued interest.

Allowances for doubtful accounts

The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that will not be collected. The Group determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. The Group also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, more bad debt allowances may be required.

Long-term investments

Long-term investments are comprised of investments in privately-held companies. The Group had used the equity method to account for the investment in Weibo Interactive prior to May 2013, when it had significant influence but did not control Weibo Interactive. For the investment in shares that are not ordinary shares or in-substance ordinary shares that do not have readily determinable fair value, the cost method accounting is used.

The Group monitors its investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business and records reductions in carrying values when necessary. The fair value determination, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the combined and consolidated statements of loss and comprehensive loss.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $7.3 million, $16.4 million and $21.3 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of its controlling interests in Weibo Interactive. The Group tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group adopted the option to apply the qualitative approach to assess its goodwill arising from the acquisition of Weibo Interactive. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to five years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset.

Revenue recognition

Advertising and marketing revenues

Advertising and marketing revenues are derived principally from online advertising, including social display ads, and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of the Group’s platform in particular formats and over particular periods of time, which is typically no more than three months. The Group enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed. The Group also enters into cost per day (“CPD”) advertising arrangements with customers, under which the Group recognizes revenues ratably over the contract periods.

Promoted marketing arrangements are primarily priced based on CPM or cost per engagement (“CPE”). An engagement may include when a user clicks on a link, becomes a follower of the marketing customer account, shares the promoted feed or marks the feed as a favorite. Under the CPM model, customers are obligated to pay when the advertisement is displayed, while under the CPE model, customers are obligated to pay based on the number of engagements with the marketing feed.

Revenues are recognized only when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. The majority of the Group’s revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative selling price for revenue recognition purposes. For multiple-deliverable revenue arrangements, it is required that the arrangement consideration to be allocated to all deliverables at the inception of the arrangement on the following basis: (a) vendor-specific objective evidence (VSOE) of selling price, if it exists, otherwise, (b) third-party evidence (TPE) of the selling price. If neither (a) nor (b) exists, then use (c) management’s best estimate of the selling price of the deliverable. The Group primarily uses VSOE to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, the best estimate of the selling price is used, which has taken into consideration of the pricing of advertising areas of the Company’s platform with similar popularity and advertisements with similar format and quoted prices from competitors and other market conditions. Revenues recognized with reference to BESP were immaterial for all periods presented. The Group recognizes revenues on the elements delivered and defers the recognition of revenues for the undelivered elements until the remaining obligations have been satisfied.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Group’s properties. Barter transactions in which physical goods or services (other than advertising services) are received in exchange for advertising services are recorded based on the fair values of the goods or services received. Revenues from barter transactions were immaterial for all periods presented.

Other revenues

The Group generates other revenues principally from fee-based services, including game related service, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivable is reasonably assured and the amounts can be accurately estimated.

Game-related service. Game-related service revenues are generated from game players’ purchasing of virtual items through Weibo’s game platform. The Group collects payments from the game players in connection with the sale of virtual currency, which are converted into in-game credits (game tokens) that can be used to purchase virtual items in the third party developed games. The Group remits certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

The Group has determined that the game developers are the primary obligors for the game related service given that the game developers are responsible for developing, maintaining and updating the game related services and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. The Group views the game developers to be its customers, and the Group’s primary responsibility is to promote the games of the developers, provide virtual currency exchange service, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues. Accordingly, the Group records game-related revenue, net of predetermined revenue sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual currencies net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits.

VIP Membership. VIP Membership is a service package consisting of user certification, preferential benefits such as daily priority listings and higher quota for follower numbers. Prepaid VIP membership fees are recorded as deferred revenue. Revenues are recognized ratably over the contract period for the membership service.

Data licensing. The Group began to offer data licensing arrangements that allow its customers to access search and analyze historical and real-time data on its platform. The data licensing arrangement is for a fixed period, typically one year, and such revenue is recognized ratably over the contract period.

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as virtual currency or in-game virtual items sold for game related services and VIP membership.

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover tax levied on the revenues, part of which were allocated from SINA (see Note 1 Reorganization). The Group presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”). Pursuant to the Pilot Program, a VAT was initially imposed in Shanghai starting from January 1, 2012, to replace the business tax in the transport and shipping industry and some of the modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Beginning from August 1, 2013, the Pilot Program was expanded to all regions in PRC. With the implementation of the Pilot Program, the Group is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of its advertising and marketing revenues. Prior to the Pilot Program, the Group was subject to 5.6% business tax and surcharges and 3% cultural business construction fees. The total amount of such taxes on its advertising and marketing revenues for the years ended December 31, 2012 and 2013 were $4.9 million and $12.5 million, respectively. For other revenues, the business tax and surcharges were 5.6% before the implementation of the Pilot Program and became 6.7% after switching over to the VAT. The implementation of the Pilot Program has not had a significant impact on the Group’s combined and consolidated statements of loss and comprehensive loss for the years ended December 31, 2012 and 2013.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing, part of which were allocated from SINA (see Note 1 Reorganization). The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2011, 2012 and 2013, the advertising expenses were $40.7 million, $23.5 million and $33.2 million, respectively.

Product development expenses

Product development expenses consist primarily of payroll-related expenses and infrastructure cost incurred for enhancement to and maintenance of the Group’s platform as well as costs associated with new product development and product enhancements, part of which were allocated from SINA (see Note 1 Reorganization). The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Operating leases

The Group leases office space under operating lease agreements with initial lease term up to three years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease, part of which were allocated from SINA (see Note 1 Reorganization). Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. The allocated rental expenses from SINA for the years ended December 31, 2011, 2012 and 2013, were $1.0 million, $1.8 million and $3.2 million, respectively.

Stock-based compensation

All stock-based awards to employees and directors, such as stock options and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of the Company, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, the market approach, if information from comparable companies had been available, or a weighted blend of these approaches if more than one is applicable. Determination of estimated fair value of Weibo requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to Weibo. Options granted generally vest over four years. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

The Group recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest. See Note 6 Stock-based Compensation for further discussion on stock-based compensation.

Taxation

Income taxes

Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. The Group records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. Income tax liability is calculated based on a separate return basis as if the Group had filed separate tax returns before the Reorganization.

Uncertain tax positions

To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Foreign currency

The Group’s reporting currency and functional currency are the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity (deficit). Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income (expense), net.

Foreign currency translation adjustments included in the Group’s combined and consolidated loss and comprehensive loss for the years ended December 31, 2011, 2012 and 2013 were gain of $0.9 million, gain of less than $0.1 million and loss of $0.4 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Preferred Shares

The preferred shares have been classified as mezzanine equity instead of permanent equity in the Group’s combined and consolidated financial statements as these preferred shares are contingently redeemable upon the occurrence of a conditional event (i.e. a liquidation event), which is not solely within the control of the Company. See Note 3–Investment in Weibo for further details.

Loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities, since these securities are not obligated to share the losses in accordance with the contractual terms.

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares, RSUs and preferred shares, unless they were anti-dilutive. The computation of diluted net income (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income (loss) per share.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the combined and consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical segments are presented.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Company has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the US, PRC and Hong Kong, which are among the largest and most respected with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2012 and 2013, the Group had $121.9 million and $496.2 million in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China, respectively. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable, including accounts receivable due from third parties, accounts receivable due from related party Alibaba and accounts receivable due from SINA, consist primarily of advertising agencies and direct advertising customers. As of December 31, 2012 and 2013, substantially all accounts receivable were derived from the Group’s China operations. No customer accounted for over 10% of the Group’s net accounts receivable as of December 31, 2012 and only Alibaba accounted for over 10% of the Group’s net accounts receivable as of December 31, 2013.

Excluding the advertising and marketing revenues from Alibaba, most of the Group’s advertising and marketing revenues are from agencies. The Group’s top 10 advertising agencies in China contributed to 43% and 20% of the Group’s total revenues for the years ended December 31, 2012 and 2013. No customer accounted for over 10% of the Group’s total revenue for the years ended December 31, 2011 and 2012. Only Alibaba accounted for over 10% of the total revenue for the year ended December 31, 2013.

Concentration of foreign currency risks

For the years ended December 31, 2011, 2012 and 2013, the majority of the Group’s revenues derived and expenses incurred were in RMB. As of December 31, 2012 and 2013, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $2.1 million and $62.1 million, accounting for 2% and 12% of the Group’s total cash, cash equivalents and short-term investments balance. As of December 31, 2012 and 2013, the Group’s aggregated net accounts receivable balance (including accounts receivable due from third parties, accounts receivable due from related party Alibaba and accounts receivable due from SINA) denominated in RMB was $25.9 million and $47.3 million, accounting for almost all of its net accounts receivable balance. As of December 31, 2012 and 2013, the Group’s current liabilities balance denominated in RMB was $21.3 million and $56.2 million, accounting for 5% and 15% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity (deficit) as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Comprehensive loss

Comprehensive loss is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

Recent accounting pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires an entity to disaggregate the total change of each component of other comprehensive income either on the face of the income statement or as a separate disclosure in the notes. The new guidance became effective for reporting periods beginning after December 15, 2012 and was applied prospectively. The Group adopted this guidance during 2013, and the adoption did not have any impact on its financial position, results of operations or cash flows as the amounts reclassified out of accumulated other comprehensive loss was not significant.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Group is currently evaluating the impact on its combined and consolidated financial statements of adopting this guidance.

3. Investment in Weibo

On April 29, 2013 (“Transaction Date”), a wholly owned subsidiary of Alibaba Group Holding Limited (“Alibaba”) invested $585.8 million to purchase 30.0 million of preferred shares and 4.8 million of ordinary shares of the Company, representing an ownership interest of 18% on a fully diluted basis. The Company also granted an option to Alibaba to enable it to purchase additional ordinary shares and preferred shares and increase its ownership in Weibo up to 30% on a fully-diluted basis.

Preferred Shares

As of the Transaction Date, the fair value of preferred shares was $481.0 million. The Group determined that both redemption and conversion features do not meet the criteria under ASC 815 for bifurcation and, therefore, were not accounted for as an embedded derivative. No beneficial conversion feature charge was recognized for the issuance of preferred shares as the estimated fair value of the ordinary shares was equal to or less than the conversion price on the date of issuance. The preferred shares have been classified as mezzanine equity instead of permanent equity in the Group’s combined and consolidated financial statements as these preferred shares are redeemable contingent upon the occurrence of a conditional event (i.e. a liquidation event), which is not solely within the control of the Company. Due to the liquidation event not considered probable as of the balance sheet dates, no accretion was recorded to adjust the carrying amount of the preferred shares.

The following is a list of key terms of the preferred shares:

Liquidation Preference. In the event of a “Liquidation Event,” which includes the liquidation, dissolution or winding up of the Company, or if authorized and approved by the board of directors of SINA, (i) a change of control, (ii) the sale of all or substantially all of assets and, properties , (iii) the exclusive license of all or substantially all of intellectual property, or (iv) merger or consolidation, the holder(s) of preferred shares are entitled to cause the Company to redeem or repurchase the preferred shares at an aggregate price equal to the higher of (x) the aggregate amount which the preferred shares would have received if the preferred shares had been converted into ordinary shares immediately prior to such Liquidation Event and (y) the aggregate subscription price for the preferred shares paid by Alibaba in April 2013.

Redemption. The preferred shares are not redeemable, unless resulting from a Liquidation Event as noted above.

Conversion. Each preferred share is convertible into ordinary shares, at the option of the holder thereof, at any time on a one-for-one basis, and without the payment of additional consideration by the holder, and is subject to adjustment from time to time on a weighted average basis upon (i) the issuance of additional equity shares for a consideration per share, convertible into equity shares, at a price per share less than the conversion price, (ii) a split, subdivision, recapitalization or similar event impacting the outstanding ordinary shares, or a consolidation, reverse split or combination of the outstanding ordinary shares; or (iii) a merger, consolidation or other business combination, or a reclassification, reorganization, recapitalization, statutory share exchange or similar capital reorganization of the ordinary shares. Each preferred share will be automatically converted into ordinary shares upon the consummation of a qualified initial public offering of the Company based on the then-effective conversion price.

Voting Rights. Each holder of the preferred shares is entitled to cast the number of votes equal to the number of ordinary shares on an as-converted basis.

Dividend. Each holders of the preferred shares is entitled to receive dividends or distributions on an as-converted basis, at a rate equal to the dividends declared and paid on the ordinary shares, payable at the same time when, as, and if declared by the Company. As long as any preferred shares shall remain outstanding, the Company shall not directly or indirectly pay or declare any dividend or make any distribution upon, whether in cash, in property or in shares of the capital of the Company, any ordinary shares unless and until the dividend payable to the holders of the preferred shares is first paid in full.

Others. The preferred shares terms include various other provisions typical of preferred share investments, such as rights of first offer, pre-emptive rights and registration rights.

Ordinary Shares

The ordinary shares held by Alibaba were recognized at an initial fair value of $54.2 million as of the Transaction Date, which were purchased by Alibaba directly from the employees’ ordinary shares or from the Company, which repurchased vested employee options. In order to facilitate the transaction, the Company issued ordinary shares to Alibaba on the Transaction Date and then repurchased the 3.5 million vested options from employees subsequent to the Transaction Date. The consideration for both the ordinary shares and vested options were paid to the Company first and then paid/to be paid to the employees subsequently. The employees sold their shares and vested options above the current fair value and the difference between the proceeds received by the employees and the fair value of the shares or vested options sold was considered to be compensation for their past services in accordance with ASC 718-20. Therefore, a stock-based compensation of $27.1 million was recorded for the year ended December 31, 2013. As of December 31, 2013, consideration for the ordinary shares and vested options had not been fully paid and the remaining balance was included in accrued liabilities due to third parties and employees.

Option Liability

The Company granted an option to Alibaba to enable it to purchase additional ordinary shares and increase its ownership in the Company up to 30% on a fully-diluted basis. The call option shall expire immediately upon the earlier of the consummation of (i) any sale of shares by Alibaba of more than 25%, determined in the aggregate with all prior sales, of the acquired shares and (ii) the full exercise of the call option. Alibaba has the right to exercise the option, in whole or in part, at any time, commencing on the Transaction Date and ending on the consummation of a qualified IPO of Weibo. The exercise price of the option shall be equal to the lower of (i) an amount that represents a 15% discount to the IPO offering price per ordinary share in a qualified IPO offering and (ii) a price per ordinary share that implies an equity valuation (exclusive of the purchase price to be paid by Alibaba for these ordinary shares) of $5.5 billion for the Company on a fully diluted basis.

In accordance with ASC subtopic 815-10, the option is deemed legally detachable and separately exercisable from the preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of Weibo, if any, it is not considered indexed to Weibo’s own stock. Accordingly, the call option was recorded as an investor option liability valued at $50.6 million as of the Transaction Date. For the year ended December 31, 2013, $21.1 million of gain was recognized based on a subsequent change in fair value in the Group’s combined and consolidated statements of loss and comprehensive loss. See Note 14 for further details.

The Group used the income approach to derive the fair value of the preferred shares, ordinary shares and the option granted to Alibaba as of the Transaction Date. When using the income approach, the Group applied the discounted cash flow analysis based on the Group’s projected cash flow using management’s best estimate as of the Transaction Date. Determination of the estimated fair values requires complex and subjective judgments due to the Company’s limited financial and operating history, unique business risks and limited public information on companies in China similar to the business of the Group. Changes in these estimates and assumptions could materially impact the Group’s financial position and results of operations. The option was recorded at fair value as of the grant date as option liability in the combined and consolidated balance sheets and is marked to market at each reporting period end, which requires an assessment of the probability weight for each exercise scenario.

Amount due to SINA

In April 2013, the Group agreed to repay SINA for the cost of developing its business plus applicable interest payments. The interest on amount due to SINA is calculated based on actual spending incurred by SINA for the development of Weibo business at each period end. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand. There is no written loan agreement signed between SINA and Weibo. Currently, there are no fixed payment terms for the loan. In accordance with the agreements for Alibaba Transaction, the Group is liable for a $250.0 million loan payable to SINA as of April 29, 2013, plus applicable interest payments and any additional outlay subsequent to the Transaction Date. Consequently, on April 29, 2013, $8.5 million of interest amount due to SINA was waived, which was recorded as deemed contribution from SINA in the equity section of the combined and consolidated balance sheets. The Company intends to repay SINA for the outstanding loan amount with the proceeds raised from the IPO.

4. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following:

	As of December 31
	2012	2013
	(In thousands)
Cash and cash equivalents:
Cash	$2,906	$13,332
Cash equivalents:
Bank time deposits (matured in 3 months)	—	233,104

	2,906	246,436

Short-term investments:
Bank time deposits	119,848	252,342

Total cash, cash equivalents and short-term investments	$122,754	$498,778

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. There was no material interest income recognized during the years ended December 31, 2011 and 2012. Interest income for the year ended December 31, 2013 was $3.8 million. The maturity dates of the bank time deposits were within one year.

5. Long-term Investments and Step-Up Acquisition

In 2011, SINA acquired 55% equity interest in Weibo Interactive , an online-game platform company, for a consideration of $5.3 million and accounted for it under the equity method of accounting because SINA did not hold sufficient board seats in Weibo Interactive to control its operations and assets. In May 2013, SINA acquired the remaining 45% equity interest in Weibo Interactive for a consideration of $4.6 million. The following sets forth the changes in the Group’s long-term investments:

	Cost Method	Equity Method	Total
	(In thousands)
Balance at January 1, 2011	$—	$—	$—
Investments made	—	5,328	5,328
Loss from long-term investments	—	(423)	(423)

Balance at December 31, 2011	$—	$4,905	$4,905

Loss from long-term investments	—	(1,340)	(1,340)

Balance at December 31, 2012	$—	$3,565	$3,565

Loss from long-term investments	—	(1,236)	(1,236)
Investments made	5,500	4,635	10,135
Remeasurement gain upon obtaining control	—	3,116	3,116
Transfer from long-term investments to a wholly owned subsidiary	—	(10,080)	(10,080)

Balance at December 31, 2013	$5,500	$—	$5,500

In accordance with ASC805 regarding a business combination achieved in stages, SINA’s previously held 55% equity interest were remeasured to fair value at the date of acquisition using the discounted cash flow method, which resulted in a $3.1 million remeasurement gain upon obtaining control. SINA hired an independent valuation firm to assist management in valuing its previously held equity interest in Weibo Interactive as of the acquisition date. SINA began to consolidate Weibo Interactive’s financial statements from June 1, 2013. Goodwill arising from this transaction primarily represents the expected synergies from combining the complementary operations of Weibo Interactive with the Group. Total identifiable intangible assets acquired upon acquisition mainly included a customer list of $2.1 million, game platform technology of $1.0 million and non-compete agreement of $0.5 million, with an estimated average weighted useful life of two to five years. Consideration for Weibo Interactive was allocated on the acquisition date based on their fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Cash consideration for the remaining 45% equity interest	$4,635
Fair value of previously held 55% equity interest	5,445

Total consideration	10,080

Tangible assets	98
Identifiable intangible assets acquired	3,560
Liabilities assumed	(1,095)
Goodwill	7,517

Total consideration	$10,080

In connection with the Reorganization, SINA transferred 100% equity interest in Weibo Interactive to the Group in December 2013 for a consideration of $10.1 million (see Note 1). The amounts recognized in the Group’s financial statements reflected the transferred assets and liabilities at SINA’s historical cost for all periods presented as this is a transaction between entities under common control. The acquisition completed in May 2013 did not have a material impact on the Group’s combined and consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising & Marketing	Other	Total
	(In thousands)
Balance as of January 1, 2013	$—	$—	$—
Step-up acquisition of Weibo Interactive	—	7,517	7,517

Balance as of December 31, 2013	$—	$7,517	$7,517

As of December 31, 2013, the Group performed the qualitative analysis for the goodwill arising from the acquisition of Weibo Interactive taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, in addition to other entity-specific factors. Based on the assessment, the Group determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted during the period presented.

6. Stock-Based Compensation

In August 2010, the Company adopted its 2010 Share Incentive Plan (the “2010 Plan”), which permits the grant of options, share appreciation rights, restricted shares and restricted share units of the Company to employees, directors and consultants of the Company and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The Company granted options equivalent to approximately 1.1%, 1.3% and 1.7% of the Company’s ordinary shares on a fully diluted basis for the years ended December 31, 2011, 2012 and 2013, respectively. Fair value of options granted, which was estimated at grant date, for the years ended December 31, 2011, 2012 and 2013 was $1.0 million, $3.6 million and $16.9 million, respectively.

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Cost of revenues	$125	201	4,253
Sales and marketing	182	330	6,150
Product development	467	638	9,209
General and administrative	228	668	11,630

	$1,002	1,837	31,242

Stock based compensation related to the grants were amortized generally over four years on a straight-line basis with $1.0 million, $1.8 million and $4.1 million expensed for the years ended December 31, 2011, 2012 and 2013, respectively. Stock-based compensation for the year ended December 31, 2013 included a $27.1 million expense, which was the difference between the purchase price and the fair value of ordinary shares or vested options purchased from employees in connection with the Alibaba transaction (See Note 3).

Valuation of Stock Options

The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

	Year Ended December 31,
	2011	2012	2013
Stock options:
Expected term (in years)	4.8	3.5 - 4.8	3.5 - 4.8
Expected volatility	52% - 55%	60% - 63%	54% -61%
Risk-free interest rate	1.1% - 1.8%	0.4% - 0.8%	0.5% - 1.2%
Expected dividend yield	—	—	—

Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding taking consideration of historical exercise patterns. Due to the lack of industry comparison and comparable historical exercise pattern, the Company used the simplified method to calculate the expected term. Expected volatilities are based on historical volatilities of comparable companies’ ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2010 (unaudited)	8,224
Granted	(1,879)
Cancelled/expired/forfeited	383

December 31, 2011	6,728
Granted	(2,175)
Cancelled/expired/forfeited	908
Repurchased	2,625

December 31, 2012	8,086
Granted*	(4,772)
Cancelled/expired/forfeited	1,157
Repurchased	177

December 31, 2013	4,648

*	In 2013, 800,000 restricted share units or 1,400,000 equivalent option shares was granted (see Restricted Share Units section below for details), in addition to 3,372,000 stock options granted.

Stock Options

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2010 (Unaudited)	26,776	$0.36	6.4	$1,250
Granted	1,879	$1.13
Cancelled/expired/forfeited	(383)	$0.38
December 31, 2011	28,272	$0.41	5.5	$82,726
Granted	2,175	$3.34
Exercise	(3,445)	$0.36
Cancelled/expired/forfeited	(908)	$0.60
Repurchased	(2,625)	$0.36

December 31, 2012	23,469	$0.69	4.6	$60,226
Granted	3,372	$3.38
Exercise	(3,449)	$0.38
Cancelled/expired/forfeited	(1,157)	$2.49
Repurchased	(3,674)	$0.45

December 31, 2013	18,561	$1.17	4.3	$239,975

Vested and expected to vest as of December 31, 2012	23,006	$0.67	4.6	$59,507
Exercisable as of December 31, 2012	8,557	$0.38	4.5	$24,584
Vested and expected to vest as of December 31, 2013	18,261	$1.14	4.3	$236,716
Exercisable as of December 31, 2013	8,957	$0.48	3.7	$122,026

The total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was nil, $10.3 million and $37.3 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option during the years ended December 31, 2011, 2012 and 2013 was $2.2 million, nil and $1.0 million, respectively. $2.2 million cash received from the exercises of stock option during the year ended December 31, 2011 was for non-vested stock options.

As of December 31, 2012 and 2013, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s employees and directors was $4.8 million and $16.4 million, respectively. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.9 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2012
$0.36 - 0.41	19,567	$0.36	8,522	$0.37	4.6
$0.96 - 1.80	1,778	$1.14	—	$—	4.6
$3.25 - $3.36	2,124	$3.34	35	$3.35	4.7

	23,469	$0.69	8,557	$0.38	4.6

As of December 31, 2013
$0.36 - 0.41	12,571	$0.36	7,989	$0.36	3.7
$0.96 - 1.80	1,324	$1.14	830	$1.14	4.3
$3.25 - $3.36	2,822	$3.30	138	$3.26	5.6
$3.43 - $3.50	1,844	$3.48	—	$—	6.6

	18,561	$1.17	8,957	$0.48	4.3

Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2012	—
Awarded	800	$13.19

December 31, 2013	800	$13.19

As of December 31, 2013, there was $9.2 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 3.9 years. There were no restricted share units vested during the year ended December 31, 2013.

7. Other Balance Sheet Components

	As of December 31,
	2012	2013
	(In thousands)
Accounts receivable, net:
Due from third parties	$258	$27,189
Due from SINA	26,568	2,058
Due from related party Alibaba	—	21,299

Total gross amount	$26,826	$50,546
Allowance for doubtful accounts:
Balance at the beginning of the year	—	(897)
Additional provision charged to expenses	(897)	(2,345)

Balance at the end of the year	(897)	(3,242)

	$25,929	$47,304

Prepaid expenses and other current assets:
Rental and other deposits	1,574	3,244
Current deferred tax assets	775	744
Prepayment for long-term investments	—	495
Others	733	1,210

	$3,082	$5,693

Property and equipment, net:
Computers and equipment	$68,818	$74,843
Leasehold improvements	3,175	4,340
Furniture and fixtures	1,315	1,490
Others	207	392

	73,515	81,065
Less: Accumulated depreciation	(24,063)	(45,363)

	$49,452	$35,702

Accrued liabilities (include amounts due to third parties, employees and related parties):
Payroll and welfare	$1,773	$7,336
Amounts owed on option/share repurchase	—	12,073
Content fees (including amounts due to related parties of $1,043 and $486 as of December 31, 2012 and 2013)	1,043	572
Marketing expenses (including amounts due to related parties of $4,801 and $3,021 as of December 31, 2012 and 2013)	4,917	11,288
Internet connection costs	602	1,591
Employee payroll withholding taxes	3,653	3,950
Sales rebates	—	7,007
Advertisement production costs	—	2,774
Professional fees	85	912
Revenue share	123	3,097
VAT and other tax payable	—	702
Payable to other service providers	1,147	1,800
Payable to outsourced service providers (including amounts due to related parties of $3,500 and nil as of December 31, 2012 and 2013)	4,000	671
Others	926	2,641

	$18,269	$56,414

8. Income Taxes

The Company is registered in the Cayman Islands and mainly has operations in two other tax jurisdictions—the PRC and Hong Kong.

The components of loss before income taxes are as follows:

	Year Ended December 31,
	2011	2012	2013
	(In thousands, except percentage)
Loss before income tax expenses	$(117,650)	$(104,037)	$(37,844)
Loss from non-China operations	(2,209)	(2,950)	(13,341)
Loss from China operations	(115,441)	(101,087)	(24,503)
Income tax expenses (benefits) applicable to China operations	$—	(1,551)	271
Effective tax rate for China operations	—	1.5%	(1.1%)

The Company generated the majority of its operating loss from the PRC operations and has recorded income tax provisions (benefits) for the periods presented. Income tax liability is calculated based on a separate return basis, as if the Group had filed separate tax returns before the Reorganization.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to taxes in Hong Kong at 16.5% for all the periods presented. As of December 31, 2013, the Company’s Hong Kong subsidiary had approximately $3.0 million of net operating loss carry forwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2013, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carry forwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”, which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. The Group’s WFOE is qualified as a software enterprise and will enjoy the relevant tax holiday from its first profitable year.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should Weibo be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a WFOE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a WFOE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the WFOE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

The operation of the Group’s WFOE in China is invested and held by Weibo HK. If the Company is regarded as non-resident enterprise and Weibo HK is regarded as resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to us. If Weibo HK is regarded as non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to the Hong Kong subsidiary. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of CaiShui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2012 and 2013, the Group did not record any withholding tax for its WFOE and VIE in the PRC, as the WFOE and VIE companies were still in accumulative deficit position. The net operating loss will start to expire in 2016 if not utilized.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses (benefits) of the Company’s China subsidiary and VIE:

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Deferred tax expenses (benefits)	$—	(1,551)	271

Income tax expenses (benefits)	$—	(1,551)	271

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2011	2012	2013
Statutory EIT rate	(25.0%)	(25.0%)	(25.0%)
Permanent differences	8.7%	3.2%	0.6%
Change in valuation allowance	16.3%	23.3%	23.3%

Effective tax rate for China operations	—	1.5%	(1.1%)

The provisions for income taxes for the years ended December 31, 2011, 2012 and 2013 differ from the amounts computed by applying the statutory EIT rate primarily due to the valuation allowance made against the balance of deferred tax assets for the net operating loss carry forwards of the Group’s China operations. There is no effect of tax holiday related to China operations due to its accumulative loss status.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2012	2013
	(In thousands)
Deferred tax assets:
Net operating loss carry forwards	$41,341	$49,800
Less: valuation allowance	(39,790)	(48,577)

Net deferred tax assets	$1,551	$1,223

Including-Current deferred tax assets	775	744
-Non-current deferred tax assets	776	479
Deferred tax liabilities:
Acquired intangible assets	—	768

Total deferred tax liabilities	$—	$768

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2012, the Group had net operating loss carry forwards totaling $171.8 million, of which $162.8 million were provided with valuation allowance and the remaining $9.0 million is expected to be utilized prior to expiration. As of December 31, 2013, the Group had net operating loss carry forwards totaling $199.2 million of which $194.4 million was provided with valuation allowance and the remaining $4.8 million is expected to be utilized prior to expiration.

9. Related Party Transactions

The following sets forth the related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and its subsidiaries and VIEs are under common control.
Alibaba	A strategic partner and significant shareholder of the Company (subsequent to the Transaction Date on April 29, 2013).
Weibo Interactive	Investee accounted for under the equity method until May 2013 and wholly owned under common control thereafter.

For the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Transactions with SINA
Deemed contribution from SINA*	$5,328	$—	$13,092
Legal transfer of Weibo Interactive and recognition of due to SINA**	—	—	$10,080
Costs and expenses allocated from SINA***	$26,616	$43,960	$44,305
Interest expense on amount due to SINA	$1,567	$4,923	$6,708

*	The $5.3 million in 2011 represented the investment in Weibo Interactive that was contributed (see Note 5). The $13.1 million for the year ended December 31, 2013, included $4.6 million for the step-up acquisition of Weibo Interactive in May 2013, $8.5 million of interest waived (see Note 1).
**	In connection with the Reorganization, SINA transferred 100% equity interest in Weibo Interactive to the Group in December 2013 for a consideration of $10.1 million (see Note 1).
***	Prior to the Reorganization, certain services were provided by SINA’s affiliates and charged to the Company using actual cost allocation based on proportional utilization (see Note 1).

Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$—	$—	$49,135

On April 29, 2013, affiliated entities of SINA, including the Group’s subsidiary, formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. The strategic alliance was entered into independent from the investment in Weibo by Alibaba. For the year ended December 31, 2013, the Group recorded advertising and marketing services revenue from Alibaba amounting to $49.1 million.

Transactions with Weibo Interactive
Game platform maintenance service (cost of revenues) provided by Weibo Interactive	$—	$3,484	$—
Shareholder loan to Weibo Interactive****	$464	$—	$—

***	The shareholder loan to Weibo Interactive was made in the second quarter of 2011 and repaid at the end of 2011.

The Group had the following outstanding balance due to or from related parties as of December 31, 2012 and 2013:

	As of December 31
	2012	2013
	(In thousands)
Amount due to SINA	393,391	267,722
Accounts receivable due from SINA*****	25,679	1,830
Accounts receivable due from Alibaba	—	21,299
Accrued liabilities due to SINA*****	5,844	3,507
Accrued liabilities due to Weibo Interactive	3,500	—

*****	The Group will settle the related balances with SINA when the customers and suppliers settle such amount with SINA. Any uncollectible losses arising from the accounts receivable due from SINA will pass through to the Group.

10. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiary, the VIE and the VIE’s subsidiary in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2011, 2012 and 2013, the Group’s total contribution was $6.9 million, $14.0 million and $18.3 million, respectively.

11. Loss Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options, RSUs and preferred shares are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2011, 2012 and 2013, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net loss per share were 28.3 million, 23.5 million, and 52.6 million, respectively. For the years ended December 31, 2011, 2012 and 2013, preferred shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of Weibo were nil, nil and 30.0 million, respectively.

In periods during which Weibo is profitable, the preferred shares held by Alibaba are participating securities and, therefore, all profits of Weibo are allocated to ordinary shares and participating securities based on their dividend rights, as if all of the earnings for the period had been distributed. Considering that the holder of preferred shares has no contractual obligation to fund the losses of the Group in excess of the initial investment, the Group believes that in applying the two-class method of calculating EPS in accordance with ASC 260-10 in periods during which the Group recognizes losses, any losses from the Group should not be allocated to the preferred shares, since the preferred shares are not obligated to share the losses in accordance with the contractual terms.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(In thousands, except per share data)
Basic net loss per share calculation:
Numerator:
Net loss attributable to ordinary shareholders	$(117,650)	$(102,486)	$(38,115)
Denominator:
Weighted average ordinary shares outstanding	140,000	140,831	146,820
Basic net loss per share attributable to ordinary shareholders	$(0.84)	$(0.73)	$(0.26)

Diluted net loss per share calculation:
Numerator:
Net loss attributable for calculating diluted net loss per share	$(117,650)	$(102,486)	$(38,115)
Denominator:
Weighted average ordinary shares outstanding	140,000	140,831	146,820
Weighted average ordinary shares equivalents:
Shares used in computing diluted net loss per share attributable to ordinary shareholders	140,000	140,831	146,820
Diluted net loss per share attributable to ordinary shareholders	$(0.84)	$(0.73)	$(0.26)

12. Segment Information

The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group’s chief operating decision makers (“CODM”), its Chief Executive Officer, is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

The following is a summary of revenues:

Revenues	Advertising & Marketing	Other	Total
	(In thousand)

Year ended December 31, 2012:	$51,049	$14,880	$65,929

Year ended December 31, 2013:	$148,426	$39,887	$188,313

13. Profit Appropriation and Restricted Net Assets

The Company’s subsidiary, the VIE and the VIE’s subsidiary in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s WFOE, its subsidiary have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Group’s discretion. At the same time, the Company’s VIE, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2012 and 2013, no reserves were made to non-distributable reserve funds by the Group as its subsidiary, VIE and VIE’s subsidiary were at an accumulated deficit position.

Under the PRC laws and regulations, the subsidiary, the VIE and the VIE’s subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2013. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiary and VIE for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiary, VIE and VIE’s subsidiary due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. As of December 31, 2013, the net assets subject to restriction for the Group amounted to $66.0 million.

14. Financial Instruments

Fair Value of Financial Instruments

The Group measures bank time deposits at fair value on a recurring basis based on quoted market price for similar deposits.

The Group measures certain financial assets, including intangible assets, goodwill, fixed assets and long-term investments, at fair value on a non-recurring basis, only if an impairment charge were to be recognized. The fair value of long-term investments is estimated using the best available information as of the valuation date, including current earnings trend, undiscounted cash flows, quoted stock prices of comparable public companies, and other company specific information, including recent financing rounds.

The following table sets forth the financial instruments measured at fair value by level within the fair value hierarchy as of December 31, 2012 and 2013:

	Fair Value Measurements (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2012:
Bank time deposits*	$119,848	$—	$119,848	$—

As of December 31, 2013:
Bank time deposits*	485,446	—	485,446	—
Investor option liability	(29,504)	—	—	(29,504)

Total	$455,942	$—	$485,446	$(29,504)

*	Included in cash and cash equivalents and short-term investments on the Group’s combined and consolidated balance sheets.

The option liability, which enables Alibaba to purchase additional ordinary shares and increase its ownership in Weibo up to 30% on a fully-diluted basis (See Note 3), was measured using significant unobservable inputs (Level 3) when determining its fair value as of December 31, 2013. The Group utilized the Binomial option pricing model to determine the fair value of the option liability. Estimates of the volatility for the option pricing model were based on the volatility of ordinary shares of a group of comparable, publicly-traded companies. Estimates of expected life were based on the estimated time to liquidation events, and in particular, estimates regarding the timing of a qualified IPO, the likelihood that the Company would undertake a liquidation event other than a qualified IPO, as well as assumptions regarding whether Alibaba would choose to sell off more than 25% of its shares in the Company and, if so, when. Accordingly, the weighted time period for the expiration of the option liability was estimated at 1.4 years. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected life. The key inputs used in option liability valuation as of December 31, 2013 were as follows:

As of December 31, 2013
Expected dividend yield	—
Risk-free interest rate	0.30%
Expected volatility	53%
Expected life (in years)	1.40
Fair value per ordinary share	$14.10

Determination of these unobservable inputs requires complex and subjective judgments due to the limited financial and operating history of the Company, unique business risks and limited public information on companies in China similar to the business of the Company. Changes in these inputs might result in a significantly higher or lower fair value measurement and materially impact the Company’s financial position and results of operations.

The option liability was initially recorded as an investor option liability valued at $50.6 million as of the Transaction Date. For the year ended December 31, 2013, $21.1 million of gains was recognized as subsequent change in fair value when marked to market in the Group’s combined and consolidated statements of loss and comprehensive loss.

15. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2016. For the years ended December 31, 2011, 2012 and 2013, lease expense was $2.6 million, $6.8 million and $8.8 million, respectively. Based on the current rental lease agreements, future minimum lease payments required as of December 31, 2013 was as follows:

Operating lease commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2013:	$10,226	$6,561	$3,665	$—	—

Purchase commitments mainly include minimum commitments for internet connection and marketing activities.

Purchase commitments as of December 31, 2013 was as follows:

Purchase commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2013:	$37,165	$32,441	$4,407	$139	$178

There are uncertainties regarding the legal basis of the Group’s ability to operate an Internet business in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, the existing regulations are unclear as to which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, the Group may be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

There are no claims, lawsuits, investigations or proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material impact on the Group’s financial position results of operations or cash flow.

16. Unaudited pro forma information

Pursuant to the Company’s memorandum and articles of association, the Company’s preferred shares will be automatically converted into ordinary shares upon a qualified initial public offering. Unaudited pro forma shareholders’ equity (deficit) as of December 31, 2013, as adjusted for the reclassification of the related convertible preferred shares from mezzanine equity to shareholders’ deficit is shown in the unaudited pro forma combined and consolidated balance sheet.

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2013 as if the 30.0 million of the preferred shares had been converted into ordinary shares as of April 29, 2013, the date on which the preferred shares were originally issued:

Year Ended December 31, 2013
(In thousands, except per share data)
Numerator:
Net loss	$(38,115)
Numerator for pro forma basic and diluted loss per share	$(38,115)
Denominator:
Weighted average number of shares used in calculating basic net loss per share	146,820
Pro forma effect of conversion of preference shares	20,031
Weighted average number of shares used in calculating pro forma basic net loss per share	166,851
Dilutive effect of stock options and RSUs	—

Weighted average number of shares used in calculating pro forma diluted net loss per share	166,851

Pro forma basic and diluted net loss per share	$(0.23)

17. Subsequent Events

The Group has performed an evaluation of subsequent events through February 18, 2014, which is the date the combined and consolidated financial statements were issued, with no material events or transactions needing recognition or disclosure found.

18. Subsequent Events (unaudited)

i)	On March 14, 2014, the Company entered into a series of agreements with SINA with respect to various ongoing relationships between the Company and SINA. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement and a sales and marketing services agreement. The summary of these agreements are as following:

Master Transaction Agreement.

The master transaction agreement contains provisions relating to the Company’s carve-out from SINA. Pursuant to this agreement, the Company is responsible for all financial liabilities associated with the current and historical social media business and operations that have been conducted by or transferred to the Company, and SINA is responsible for financial liabilities associated with all of SINA’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which the Company and SINA indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, the Company and SINA have agreed to indemnify, subject to certain exceptions, each other against liabilities arising from misstatements or omissions relating to information provided to each other for inclusion in any prospectus, registration statement, subsequent SEC filings, annual reports or other SEC filings following the completion of the Company’s initial public offering (“IPO”). Both parties also agree to cooperate in sharing information and data collected from each party’s business operation.

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the IPO date of the registration statement of which this prospectus forms a part, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

The master transaction agreement will automatically terminate five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of the Company’s then outstanding securities, provided that the agreement on sharing information and data will terminate on the earlier of (1) the fifteenth anniversary of the commencement of the cooperation period or (2) five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of the Company’s then outstanding securities. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement, the non-competition agreement and the sales and marketing services agreement.

Transitional Service Agreements

Under the transitional services agreement, SINA agrees that, during the service period, as described below, SINA will provide the Company with various corporate support services, including but not limited to administrative support, operational management support, legal support, information technology support; and provision of office facilities. SINA also may provide the Company with additional services that the Company and SINA may identify from time to time in the future.

The price to be paid for the services provided under the transitional service agreement shall be the actual direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the services.

The service period under the transitional services agreement commences on the date of signing and will end on the expiration of five years thereafter. The Company may terminate the transitional services agreement with respect to either all or part of the services.

Non-competition Agreement.

The non-competition agreement with SINA provides for a non-competition period beginning upon the completion of an IPO and ending on the later of (1) five years after the first date when SINA ceases to own in aggregate at least 20% of the voting power of the Company’s then outstanding securities and (2) fifteenth anniversary of the completion of the IPO. This agreement can be terminated early by mutual written consent of the parties.

SINA has agreed not to compete with the Company during the non-competition period in the business that is of the same nature as the microblogging and social networking business operated by the Company as of the date of the agreement, except for owning non-controlling equity interest in any company competing with the Company. The Company has agreed not to compete with SINA during the non-competition period in the businesses currently conducted by SINA, other than the microblogging and social networking business currently operated by the Company as of the date of the agreement, except for owning non-controlling equity interest in any company competing with SINA.

The non-competition agreement also provides for a mutual non-solicitation obligation between SINA and the Company during the non-competition period.

Sales and Marketing Agency Agreement

Under the sales and marketing agency agreement with SINA, the Company agrees that SINA will be its sales and marketing agent within the service period commencing on the date that the registration statement on Form F-1 is first publicly filed with the SEC and ending on the earlier of (1) the fifteenth anniversary of the commencement of the service period or (2) five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of the Company’s then outstanding securities.

The fee to be reimbursed for the services provided under this agreement shall be reasonably-allocated direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology support and other overhead costs of the department incurring the direct costs of providing the service.

ii)	The Company received a written notice from Alibaba on March 14, 2014 that Alibaba will fully exercise its option to increase its ownership in the Company to 30% on a fully diluted basis upon the IPO. Of the total number of ordinary shares that Alibaba will purchase pursuant to this option, 80% will be acquired from SINA and 20% will be issued by the Company.

19. Additional information—condensed financial statements of Weibo Corporation

The condensed financial information of Weibo Corporation has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s combined and consolidated financial statements, except that the Company used the equity method to account for investment in its subsidiaries and VIE.

The operations of the Company, its subsidiaries and its VIE were included in the combined and consolidated financial statements, whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial information, its investment in subsidiaries and VIE were reported using the equity method of accounting.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiary and VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their ability to transfer a portion of their net assets to the Company, either in the form of dividends, loans or advances.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the combined and consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

As of December 31, 2012 and 2013, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Group, except for those which have been separately disclosed in the combined and consolidated financial statements, if any.

Condensed Financial Information of Weibo Corporation

Balance Sheets

(In thousands, except per share data)

	As of December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$38	$182,871
Short-term investments	119,848	252,342

Total current assets	119,886	435,213
Investment in subsidiaries and VIE(1)	25,361	105,815

Total assets	$145,247	$541,028

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Accrued liabilities	$4,504	$15,650
Amount due to SINA	354,651	259,203
Investor option liability	—	29,504

Total liabilities	$359,155	$304,357

Commitments and contingencies

Mezzanine equity
Convertible preferred shares ($0.00025 of par value per share; nil and 100,000 shares authorized, nil and 30,046 shares issued and outstanding with a redemption value of nil and $16.79 per share as of December 31, 2012 and 2013, respectively)	—	479,612

Total mezzanine equity	—	479,612
Shareholders’ deficit:
Shareholders’ deficit:
Ordinary shares: $0.00025 par value; 200,000 and 600,000 shares authorized, respectively; 143,445 and 150,392 shares issued and outstanding, respectively	$36	$37
Additional paid-in capital	21,781	31,352
Accumulated other comprehensive income	1,011	521
Accumulated deficit	(236,736)	(274,851)

Total shareholders’ deficit	(213,908)	(242,941)

Total liabilities, mezzanine equity and shareholders’ deficit	$145,247	$541,028

Condensed Financial Information of Weibo Corporation

Statements of Loss and Comprehensive Loss

(In thousands)

	Year Ended December 31,
	2011	2012	2013
Operating loss	$(1,002)	$(1,841)	$(31,764)
Interest and other income (expenses), net	(1,567)	(4,923)	(2,051)
Change in fair value of investor option liability	—	—	21,064
Other loss, net
Share of loss of subsidiaries and VIE	(115,081)	(95,722)	(25,364)

Net loss	(117,650)	(102,486)	(38,115)

Other comprehensive income (loss)
Currency translation adjustments	908	18	(372)

Total comprehensive loss	$(116,742)	$(102,468)	$(38,487)

Condensed Financial Information of Weibo Corporation

Statements of Cash flow

(In thousands)

	2011	2012	2013
Net cash used in operating activities	$—	$(3)	$(19,629)
Net cash used in investing activities	—	(117,564)	(218,908)
Net cash provided by financing activities	9,082	108,523	421,370

Net increase (decrease) in cash and cash equivalents	$9,082	$(9,044)	$182,833

Cash and cash equivalents at the beginning of year	$—	$9,082	$38
Cash and cash equivalents at the end of year	$9,082	$38	$182,871
Supplemental schedule of non-cash investing and financing activities
Investment in subsidiaries and VIE directly financed by SINA*	$95,974	$121,083	$19,346

(1)	The following sets forth the changes in the Company’s investments in its subsidiaries and VIE.

	Investment in subsidiaries and VIE
Balance at December 31, 2011	$—
Additional investment made, net	121,083	*
Share of loss of subsidiaries and VIE	(95,722)

Balance at December 31, 2012	25,361

Additional investment made, net	105,818	*
Share of loss of subsidiaries and VIE	(25,364)

Balance at December 31, 2013	$105,815

*	The additional investment represents the amount that the Company is liable to repay SINA, as SINA funded the operating losses of the Company’s subsidiaries and VIE. SINA also funded certain increases in the net operating assets of the Company’s subsidiaries and VIE, which also increased the investment balance and amount due to SINA. Refer to Note 3 for further details.

Weibo Corporation

Goldman Sachs (Asia) L.L.C.	Credit Suisse

Morgan Stanley	Piper Jaffray	China Renaissance

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our post-offering amended and restated memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
SINA Corporation	August 15, 2010 and June 13, 2011	140,000,000 ordinary shares	$35,000	Not applicable
Ali WB Investment Holding Limited	April 29, 2013	3,498,099 ordinary shares	$58,728,768.00	Not applicable
Ali WB Investment Holding Limited	April 29, 2013	30,046,154 preferred shares	$504,437,873.00	Not applicable
Certain directors, officers and employees	August 16, 2010 through December 30, 2013	Options to purchase 34,218,957 ordinary shares(1)	Exercise price ranging from $0.36 to $3.50	Not applicable

Note:

(1)	Represent options granted to our directors, officers and employees under our 2010 Plan, including 6,893,453 vested options that have been exercised.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on March 31, 2014.

Weibo Corporation

By:	/s/ Gaofei Wang
Name: Gaofei Wang
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chairman of the Board	March 31, 2014
Name: Charles Chao

/s/ Gaofei Wang	Chief Executive Officer (principal executive officer)	March 31, 2014
Name: Gaofei Wang

/s/ Bonnie Yi Zhang	Chief Financial Officer (principal financial and accounting officer)	March 31, 2014
Name: Bonnie Yi Zhang

*	Director	March 31, 2014

Name: Hong Du

*	Independent Director	March 31, 2014

Name: Yichen Zhang

*By:	/s/ Gaofei Wang
Name: Gaofei Wang
Attorney-in-Fact

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Gaofei Wang and Herman Yu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Bonnie Yi Zhang	Chief Financial Officer (principal financial and accounting officer)	March 31, 2014
Name: Bonnie Yi Zhang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Weibo Corporation, has signed this registration statement or amendment thereto in New York on March 31, 2014.

Authorized U.S. Representative

By:	/s/ Amy Segler
Name: Amy Segler
Title: Service of Process Officer Law Debenture Corporate Services Inc.

WEIBO CORPORATION

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for ordinary shares

4.3*	Deposit Agreement, dated as of , 2014, among the Registrant, the depositary and holder of the American Depositary Receipts

5.1†	Form of opinion of Maples and Calder regarding the validity of the ordinary shares being registered

8.1†	Form of opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

10.1†	2010 Share Incentive Plan

10.2	2014 Share Incentive Plan

10.3†	Form of Indemnification Agreement with the Registrant’s directors

10.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.5†	Master Transaction Agreement between SINA Corporation and Weibo Corporation

10.6†	Transitional Services Agreement between SINA Corporation and Weibo Corporation

10.7†	Non-Competition Agreement between SINA Corporation and Weibo Corporation

10.8†	Sales and Marketing Services Agreement between SINA Corporation and Weibo Corporation

10.9†	Intellectual Property License Agreement between SINA Corporation and Weibo Corporation

10.10†	English translation of the Business Cooperation Agreement between Weibo Internet Technology (China) Co., Ltd. and Alibaba (China) Co., Ltd.

10.11	Amended and Restated Shareholders’ Agreement between SINA Corporation, Ali WB Investment Holding Limited and Weibo Corporation

10.12	Form of Voting Agreement between SINA Corporation and Ali WB Investment Holding Limited

10.13	Registration Rights Agreement between SINA Corporation, Ali WB Investment Holding Limited and Weibo Corporation

10.14†	English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of our VIE

10.15†	English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of our VIE

10.16†	English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of our VIE

10.17†	English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of our VIE

10.18†	English Translation of the Share Pledge Agreement between our wholly owned subsidiary and individual shareholders of our VIE

Exhibit Number	Description of Document
10.19†	English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and our VIE

10.20†	English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and our VIE

10.21†	English Translation of the Trademark License Agreement between our wholly owned subsidiary and our VIE

21.1†	Principal subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Maples and Calder

23.3†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)

23.4†	Consent of TransAsia Lawyers

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of TransAsia Lawyers regarding certain PRC law matters

*	To be filed by amendment.
†	Previously filed.